Exhibit(a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

NCH CORPORATION

at

$52.50 Net Per Share

by

RANGER MERGER CORPORATION

a wholly-owned subsidiary of

RANGER HOLDING LLC

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, FEBRUARY 4, 2002, UNLESS THE OFFER IS EXTENDED.

      THIS OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER (THE “MERGER AGREEMENT”) DATED AS OF DECEMBER 24, 2001 AMONG RANGER MERGER CORPORATION (“PURCHASER”), RANGER HOLDING LLC (“HOLDING”) AND NCH CORPORATION (THE “COMPANY”). THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK OF THE COMPANY, $1.00 PAR VALUE PER SHARE (THE “SHARES”), WHICH, WHEN TAKEN TOGETHER WITH SHARES THEN OWNED BY PURCHASER AND ITS AFFILIATES, REPRESENT AT LEAST 90% OF THE SHARES OUTSTANDING ON A FULLY-DILUTED BASIS. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE “THE OFFER — CONDITIONS OF THE OFFER.”

      THE BOARD OF DIRECTORS OF THE COMPANY, BY UNANIMOUS DECISION OF THOSE DIRECTORS VOTING AND BASED ON, AMONG OTHER THINGS, THE RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF THE COMPANY: (1) HAS DETERMINED THAT THE OFFER PRICE IS FAIR AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS (OTHER THAN PURCHASER AND ITS AFFILIATES), (2) HAS APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND (3) HAS RESOLVED TO RECOMMEND THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES PURSUANT TO THE OFFER AND, IF REQUIRED BY LAW, APPROVE AND ADOPT THE MERGER AGREEMENT.

      DRESDNER KLEINWORT WASSERSTEIN, INC., THE FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE, HAS DELIVERED TO THE SPECIAL COMMITTEE ITS WRITTEN OPINION THAT AS OF THE DATE OF THE OPINION THE $52.50 PER SHARE CASH CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF SHARES (OTHER THAN PURCHASER AND ITS AFFILIATES) PURSUANT TO THE OFFER AND THE MERGER IS FAIR TO SUCH HOLDERS FROM A FINANCIAL POINT OF VIEW. SEE “SPECIAL FACTORS — OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE.”

      A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES 1-6 OF THIS OFFER TO PURCHASE.

      THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

IMPORTANT

      Any holder of Shares desiring to tender all or any portion of the Shares owned by such holder should either (1) complete and sign the enclosed Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it (or such facsimile), together with the certificate(s) evidencing tendered Shares, and any other required documents, to Mellon Investor Services LLC (the “Depositary”), (2) where applicable, cause the holder’s broker, dealer, commercial bank, trust company or other nominee to tender the Shares pursuant to the procedures for book-entry transfer of shares, or (3) comply with the guaranteed delivery procedures, in each case upon the terms set forth in “The Offer — Procedures for Tendering Shares.” Any holder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact the holder’s broker, dealer, commercial bank, trust company or other nominee if such holder desires to tender the Shares. See “The Offer — Procedures for Tendering Shares.”

      Any holder who desires to tender Shares and whose certificate(s) evidencing the Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in “The Offer — Procedures for Tendering Shares.”

      If you have questions about the Offer, you can call Mellon Investor Services LLC, the Information Agent for the Offer, or Deutsche Banc Alex. Brown Inc., the Dealer Manager for the Offer, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. You can also obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery from the Information Agent or your broker, dealer, commercial bank, trust company or other nominee.

The Information Agent for the Offer is:

Mellon Investor Services LLC

44 Wall Street – 7th Floor
New York, New York 10005

The Depositary for the Offer is:

Mellon Investor Services LLC

85 Challenger Road – 2nd Floor
Ridgefield Park, New Jersey 07660

The Dealer Manager for the Offer is:

Deutsche Banc Alex. Brown Inc.

1 South Street
Baltimore, Maryland 21202

January 7, 2002

I.INTRODUCTION AND SUMMARY TERM SHEET
II.SPECIAL FACTORS
1.Background of the Offer and the Merger; Contacts with the Company
2.Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger
3.Opinion of Financial Advisor to the Special Committee
4.Position of the Levy Group Regarding Fairness of the Offer and the Merger
5.Purpose and Structure of the Offer and the Merger; Reasons of the Levy Group for the Offer and the Merger
6.Plans for NCH Corporation After the Offer and the Merger; Certain Effects of the Offer
7.The Merger Agreement
8.Appraisal Rights
9.Transactions and Arrangements Concerning the Shares
10.Related Party Transactions
11.Interests of Certain Persons in the Offer and the Merger
12.Deutsche Bank Reports
III.THE OFFER
1.Terms of the Offer; Expiration Date
2.Extension of Tender Period; Termination; Amendment
3.Acceptance for Payment and Payment
4.Procedure for Tendering Shares
5.Withdrawal Rights
6.Conditions of the Offer
IV.OTHER MATTERS RELATING TO THE OFFER AND THE MERGER
1.Certain Information Concerning the Company
2.Certain Information Concerning Purchaser and the Levy Group
3.Source and Amount of Funds
4.Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration Under the Exchange Act
5.Certain Legal Matters; Regulatory Approvals
6.Certain United States Federal Income Tax Consequences
7.Price Range of Shares; Dividends
8.Fees and Expenses
9.Miscellaneous
EX-99.A.1.I OFFER TO PURCHASE
EX-99.A.1.II LETTER OF TRANSMITTAL
EX-99.A.1.III NOTICE OF GUARANTEED DELIVERY
EX-99.A.2 LETTER TO STOCKHOLDERS
EX-99.A.5.I BROKER DEALER LETTER
EX-99.A.5.II CLIENT LETTER
EX-99.A.5.III W-9 GUIDELINES
EX-99.A.5.IV TEXT OF LETTER TO COMPANY'S BOARD
EX-99.A.5.V SUMMARY ADVERTISEMENT
EX-99.A.5.VI TEXT OF PRESS RELEASE
EX-99.A.5.VII TEXT OF PRESS RELEASE
EX-99.A.5.VIII TEXT OF PRESS RELEASE
EX-99.B.I FINANCING COMMITMENT LETTER
EX-99.C.II MATERIALS PRESENTED TO SPEC COMMITTEE
EX-99.C.III MATERIALS PRESENTED TO THE LEVY GROUP
EX-99.C.IV MATERIALS PRESENTED TO THE LEVY GROUP
EX-99.E.I EXCERPTS FROM PROXY STATEMENT
EX-99.E.II LIMITED LIABILITY COMPANY AGREEMENT

Schedule I	Directors and Executive Officers of Purchaser and Holding	I-1
Schedule II	Section 262 of the General Corporation Law of the State of Delaware	II-1
ANNEX A	Agreement and Plan of Merger
ANNEX B	Fairness Opinion of Dresdner Kleinwort Wasserstein, Inc., Financial Advisor to the Special Committee, dated December 24, 2001

i

To the Holders of Common Stock of NCH Corporation:

I.     INTRODUCTION AND SUMMARY TERM SHEET

      This introduction and summary term sheet is a brief summary of the material provisions of Ranger Merger Corporation’s (“Purchaser”) offer to purchase all outstanding shares of NCH Corporation, a Delaware corporation (“NCH” or the “Company”) and is designed to help you understand the offer by answering some questions that you may have as a stockholder of NCH. This summary is not intended to be a substitute for the information contained in the remainder of this Offer to Purchase, and the information contained in this summary is qualified in its entirety by the descriptions and explanations contained in this Offer to Purchase. We urge you to read carefully the remainder of this Offer to Purchase, the exhibits and the Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”) prior to making any decision regarding your shares of common stock of NCH.

•	Who is offering to buy my securities?

      The Purchaser referred to in this Offer is Ranger Merger Corporation, a newly formed Delaware corporation. Purchaser was formed by Irvin L. Levy and Lester A. Levy, Sr. and certain members of their family (together with Purchaser and the affiliates of Purchaser, the “Levy Group”) for the purpose of making the Offer and is indirectly 100% owned by them. The Levy Group currently owns approximately 57.3% of NCH’s outstanding shares. The purpose of the Offer is to enable the Levy Group to acquire the entire equity interest in the Company. In order to facilitate the merger of Purchaser into the Company following the consummation of the Offer (the “Merger”), the Levy Group will contribute all its shares to Purchaser (other than up to 230,000 shares that certain members of the Levy Group may sell or transfer prior to or in connection with the Offer). Irvin L. Levy is the President and Chairman of the board of directors of NCH. Other members of the Levy Group are also officers and directors of NCH. See “Other Matters Relating to the Offer and the Merger — Certain Information Concerning Purchaser” and “Other Matters Relating to the Offer and the Merger — Certain Information Concerning the Company.”

•	What are the classes and amounts of securities sought in the Offer?

      We are seeking to purchase all of the outstanding shares of common stock of NCH. The minimum amount of shares we seek to purchase is a number of shares, which, when taken together with the outstanding shares of common stock of NCH that the Levy Group then owns, represents at least 90% of the outstanding shares of common stock of NCH.

•	How much are you offering to pay for my shares and what is the form of payment? Will I have to pay any fees or commissions?

      We are offering to pay $52.50 per share, net to you, in cash without interest. If you are the record owner of your shares and you tender your shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. We will not pay for or reimburse you for such broker or nominee charges. You should consult your broker or nominee to determine whether any charges will apply. In addition, if you do not complete and sign the Substitute Form W-9 included in the Letter of Transmittal, you may be subject to required backup federal income tax withholding. See Instruction 9 to the Letter of Transmittal.

•	Do you have the financial resources to make payment?

      We will need approximately $139.0 million to purchase all shares that the Levy Group does not already own pursuant to the Offer (including certain Levy Group shares that may be sold with Offer), to cash out certain employee stock options and units in the Merger and to pay related fees and expenses. We expect to borrow up to $70 million of such funds pursuant to a commitment letter which we have received from Bank of America N.A and to use up to $69 million of the Company’s available cash. The loan commitment is subject to customary conditions. The Offer is subject to obtaining financing on terms and conditions reasonably satisfactory to Purchaser taking into consideration the terms set forth in the commitment letter. See “Other Matters Relating to the Offer and the Merger — Source and Amount of Funds.”

•	Is your financial condition relevant to my decision on whether to tender in the Offer?

      We do not think our financial condition is relevant to your decision whether to tender shares and accept the Offer because:

•	the Offer is being made for all outstanding shares not already owned by us solely for cash, and, if the Offer conditions are met, no stockholders of NCH (other than members of the Levy Group) will remain stockholders following the Merger (see “The Offer — Acceptance for Payment and Payment”);

•	all the funds we need to consummate the Offer are being provided from a new credit facility pursuant to a commitment letter which we have received from Bank of America N.A. and from the Company’s available cash, and our financial condition as the offeror is not relevant to the consummation of that bank loan (see “Other Matters Relating to the Offer and the Merger — Sources and Amount of Funds”); and

•	as a newly formed company, Purchaser has no prior operating history, no assets and no source of funds except for the funds being provided under our bank financing.

•	Is NCH’s financial condition relevant to my decision on whether to tender in the Offer?

      Because tendering your shares in the Offer will end your ownership interest in NCH, including the chance to receive any possible future dividends or other payments in respect of the shares, NCH’s financial condition may be relevant to your decision whether to tender in the Offer. To assist your decision, we have provided certain summary historical financial information concerning the Company in “Other Matters Relating to the Offer and the Merger — Certain Information Concerning the Company.”

•	What does NCH’s board of directors think of the Offer and the Merger?

      We are making the Offer pursuant to an agreement and plan of merger among Ranger Holding LLC, Purchaser and NCH. A special committee of independent directors of the Company, consisting of all of the directors of the Company except members of the Levy Group, Mr. Robert L. Blumenthal and Mr. Jerrold Trim, evaluated the fairness of the Offer and the Merger. None of the members of the special committee is a member of the Levy family, the Levy Group or an NCH employee and none will have any ownership interest in NCH following the Merger. With the assistance of its financial and legal advisors, the special committee negotiated the terms of the Offer and the agreement and plan of merger and recommended that the full board approve the Offer, the Merger and the merger agreement. The board of directors of NCH, by unanimous decision of those directors voting and based upon the recommendation of the special committee:

—	has determined that the offer price is fair and the transactions contemplated by the Merger Agreement are in the best interests of NCH and its stockholders (other than the Levy Group);

—	has approved and declared advisable the Merger Agreement; and

—	has resolved to recommend that NCH’s stockholders accept the Offer, tender their shares pursuant to the Offer and, if required by law, approve and adopt the Merger Agreement.

      The factors considered by the board of directors of NCH in arriving at its decision to approve the Offer and the Merger and to recommend that stockholders of the Company accept the Offer and tender their shares are described in “Special Factors — Recommendation of the Special Committee and the NCH Board; Fairness of the Offer and the Merger” and in the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to stockholders of the Company herewith.

•	How was the price for my shares determined?

      The price to be paid for NCH shares in the Offer and the Merger was negotiated by the special committee, on the one hand, and the Levy Group, on the other. The NCH board of directors formed the special committee to evaluate the merits of the transactions and to negotiate the terms of the merger agreement and to ensure that the interests of NCH’s stockholders (other than the Levy Group) were appropriately represented. The special committee independently selected and retained legal and financial advisors to assist it in its evaluation and negotiation.

•	Did the special committee receive any opinions, appraisals or reports regarding the fairness of the Offer?

      The special committee received a written opinion, dated December 24, 2001, from Dresdner Kleinwort Wasserstein, Inc., the financial advisor to the special committee, to the effect that, as of that date and based on and subject to the assumptions and limitations contained in the opinion, the $52.50 per share cash consideration to be received by the holders of shares of NCH (other than Purchaser and the Levy Group) pursuant to the Offer and the Merger was fair to such holders, from a financial point of view. See “Special Factors — Opinion of Financial Advisor to the Special Committee.”

•	How long do I have to decide whether to tender in the Offer?

      You have until at least 12:00 Midnight, New York City time, on Monday, February 4, 2002, or a later date if the Offer is extended, to decide whether to tender your shares in the Offer. Further, if you cannot deliver all documents required to make a valid tender to the depositary for the Offer, by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase in “The Offer — Procedure for Tendering Shares.” In addition, if we decide to extend the offering period as permitted under the merger agreement as described under “The Offer — Extension of Tender Period; Termination; Amendment,” you will have an additional opportunity to tender your shares.

•	Can the Offer be extended and under what circumstances?

      We may extend the Offer as follows:

—	for additional periods of up to 10 business days each if at the time the Offer is scheduled to expire (including at the end of any extension) any of the conditions to the Offer are not satisfied or waived by us (but not to a date that is later than April 23, 2002, unless NCH and the special committee consent); and

—	for any period during which we reasonably believe that we are required to extend the Offer by the rules, regulations or interpretations of the Securities and Exchange Commission.

      The special committee also may extend the Offer for periods of up to 10 business days each, but not to a date that is later than April 23, 2002, if at the time the Offer is scheduled to expire (including at the end of any extension) any of the conditions to the Offer are not satisfied or waived by us. See “The Offer — Extension of Tender Period; Termination; Amendment.”

      If you do not tender your shares during the initial offering period or any extension of the offering period, you will have to wait until after the Merger is completed to receive cash consideration for your shares.

•	How will I be notified if the Offer is extended?

      If we decide to extend the Offer, we will inform Mellon Investor Services LLC, the Depositary and Information Agent for the Offer, and we will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See “The Offer — Extension of Tender Period; Termination; Amendment.”

•	What are the most significant conditions to the Offer?

      We are not obligated to purchase any shares that are validly tendered if, among other things:

•	the number of shares validly tendered and not withdrawn, together with the shares then owned by Purchaser and the Levy Group, is less than 90% of the shares outstanding (we call this the “Minimum Condition”);

•	financing for the Offer and the Merger shall not have been obtained on terms and conditions reasonably satisfactory to Purchaser taking into consideration the terms set forth in the commitment letter; or

•	there is an aggregate decline of at least 15% in the Dow Jones Average of Industrial Stocks or the Standard and Poor’s 500 Index from the level existing at the close of business on December 24, 2001.

      The Offer is subject to other conditions as well. See “The Offer — Conditions of the Offer.”

•	How do I tender my shares?

      To tender shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal, to Mellon Investor Services LLC, the Depositary for the Offer, not later than the time the Offer expires. If your shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your shares through the depositary. If you cannot deliver all documents required to make a valid tender to the depositary prior to the expiration of the Offer, you may gain a limited amount of additional time by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three New York Stock Exchange trading days from the date of execution of the Notice of Guaranteed Delivery. For your tender to be valid, however, the depositary must receive the missing items within that three trading day period. See “The Offer — Procedures for Tendering Shares.”

•	Until what time can I withdraw tendered shares?

      You can withdraw tendered shares at any time until the Offer has expired (or such later date as may apply if the Offer is extended). If a subsequent offering period is provided your shares may not be withdrawn during that period. See “The Offer — Withdrawal Rights.”

•	How do I withdraw tendered shares?

      To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Mellon Investor Services LLC, the Depositary for the Offer, while you have the right to withdraw the shares. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See “The Offer — Withdrawal Rights.”

      Your decision to withdraw shares cannot be rescinded. If you withdraw your shares, and subsequently decide to tender your shares, you must make a new tender by following the procedures in “The Offer — Procedure for Tendering Shares.”

•	When and how will I be paid for my tendered shares?

      If all conditions to the Offer are satisfied or waived and your shares are accepted for payment, we will pay you promptly after the expiration of the Offer.

      We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with Mellon Investor Services LLC, the Depositary for the Offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by the depositary of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer — Procedure for Tendering Shares”), a properly completed and duly executed Letter of Transmittal and any other required documents for such shares.

•	What happens to the shares that are not accepted for purchase?

      If any tendered shares are not accepted for payment for any reason, the certificates for such unpurchased shares will be returned, without expense to the tendering stockholder, to the tendering stockholder or such other person as the tendering stockholder specifies in the Letter of Transmittal. See “The Offer — Acceptance for Payment and Payment.”

•	Will the Offer be followed by a merger?

      If we purchase shares in the Offer and the other conditions to the Merger are satisfied or waived (where permissible), Purchaser will be merged with and into NCH. As a result of our purchases in the Offer we will own at least 90% of the outstanding shares on a fully diluted basis, and will be able to effect the Merger without any further action by the stockholders of NCH. Even if we decide to waive the condition of holding more than 90% of the outstanding shares following our purchase in the Offer (which we may do provided we do not waive this condition below a requirement that the number of shares we hold following our purchase in the Offer equal at least 80% of the outstanding shares, unless the Company and the special committee consent to a lower percentage), we will still have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of NCH. If the Merger takes place, NCH will become a wholly-owned subsidiary of Ranger Holding LLC, and all remaining stockholders (other than Purchaser and any NCH stockholders who properly exercise their appraisal rights under Delaware law) will receive $52.50 net per share in cash (or any higher price per share which is paid in the Offer).

•	What are my appraisal rights?

      No appraisal rights are available in connection with the Offer. If you tender your shares in the Offer, you will not be entitled to exercise appraisal rights under Delaware law. After the Offer is consummated, appraisal rights will be available to holders of shares subject to and in accordance with Delaware law. A holder of shares must properly perfect its right to seek an appraisal under Delaware law in connection with the Merger to have appraisal rights as provided under Delaware law. See “Special Factors — Appraisal Rights.”

•	Will NCH remain a public company after the Offer?

      The Offer is the first step in a going private transaction and will be followed by the Merger. After the Merger takes place, NCH will no longer be publicly owned and the Levy Group members will indirectly own 100% of NCH. Even if the Merger does not take place, there may be so few remaining stockholders and publicly held shares that the shares will no longer be eligible to be traded through the New York Stock Exchange or any other securities exchange and there may not be an active public trading market (or, possibly, any public trading market) for the shares. As a result of the Merger, the registration of the shares under the Securities Exchange Act of 1934, as amended, will be terminated. Consequently, following the Merger, NCH will be relieved of the duty to make filings in accordance with the Securities and Exchange Commission’s rules relating to publicly held companies. NCH will no longer be a public company and its common stock will no longer be traded on the New York Stock Exchange. See “Other Matters Relating to the Offer and the Merger — Effects of the Offer on the Market for Shares; Stock Exchange Listing(s); Registration Under the Exchange Act.”

•	If I decide not to tender, how will the Offer affect my shares?

      If the Merger takes place, stockholders not tendering in the Offer (other than Purchaser and the Levy Group) will receive the same amount of cash per share which they would have received had they tendered their shares in the Offer. Therefore, if the Merger takes place (and you do not exercise your appraisal rights under Delaware law), the only difference to you between tendering your shares pursuant to the Offer and not tendering your shares is that you will be paid earlier if you tender your shares in the Offer. If for some reason the Merger does not take place and the Offer is consummated, the number of stockholders and shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, any public trading market) for the shares, which may affect prices at which shares trade. Also, as described above, NCH may cease making certain filings with the SEC or otherwise cease to be required to comply with the SEC rules relating to publicly held companies.

•	What is the market value of my shares as of a recent date?

      On September 28, 2001, the last full trading day before public announcement of the Levy Group’s initial proposal to acquire all shares it did not already own, the closing price per share on the NYSE was $39.19. On December 21, 2001, the last full trading day before public announcement of the signing of the merger agreement, the closing price per share on the NYSE was $48.00. On January 4, 2002, the last full trading day before the commencement of the Offer, the closing price per share on the NYSE was $52.23. We advise you to obtain a recent quotation for shares before deciding whether to tender your shares. See “Other Matters Relating to the Offer and the Merger — Price Range for Shares; Dividends.”

•	What are the United States federal income tax consequences to me of the transaction?

      If your shares are accepted for payment pursuant to the Offer or the Merger, you will generally recognize gain or loss measured by the difference, if any, between the cash you receive and your tax basis in the shares tendered. We urge you to consult your own tax advisor to determine the particular consequences to you of the Offer. See “Other Matters Relating to the Offer and the Merger — Certain United States Federal Income Tax Consequences.”

•	Who can I talk to if I have questions about the Offer?

      You can call Mellon Investor Services LLC, the Information Agent for the Offer, at (888) 695-1646 (toll free) or Deutsche Banc Alex. Brown Inc., the Dealer Manager for the Offer, at (410) 895-4631.

      THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

II.     SPECIAL FACTORS

1.     Background of the Offer and the Merger; Contacts with the Company

      The Levy family founded the Company in 1919 and continued to be the controlling stockholder of the Company following its initial public offering in 1968. Members of the Levy family have served as directors and executive officers of the Company during its history. Since its founding, the Company has grown from a regional supplier of chemical products to a worldwide manufacturer and distributor of maintenance, repair and supply products, including chemical specialties, fasteners, welding alloys and plumbing parts, with operations in more than 60 countries. For several years, the shares held by the Levy family were held in approximately equal proportions by the brothers, Irvin, Lester Sr. and Milton. In May 1998, Milton Levy sold nearly all of his shares to the Company and subsequently retired and resigned as a director and an executive officer of the Company.

      The performance of the Company’s stock price in recent years led the Levy family to reconsider whether the Company should remain a publicly traded company. As the stock price declined from prices as high as $73.88 per share in the summer of 1998 to $32.38 in the fall of 2000, it became increasingly apparent to the Levy family that the Company was not realizing much benefit from having publicly traded shares. In recent years, financial analysts from investment banking firms have not provided research coverage for the Company. With average daily trading volume of 7,855 shares over the 52 weeks ended December 21, 2001, the low trading volume in the Company’s shares makes it difficult for any large stockholders, including Levy family stockholders, to sell stock without triggering a drop in the share price. The Company’s option plan for employees is less effective as an incentive tool because of the low level of trading and interest in the Company’s shares. For these same reasons, issuing shares in connection with acquisitions is not likely to be attractive to either the Company or potential sellers of businesses to the Company.

      In the fall of 2000, the Company engaged an outside consulting firm to perform a broad range of analyses related to stockholder value. These analyses considered a wide range of strategic alternatives open to the Company and the Levy family as the controlling stockholder, including a recapitalization (including both a going private transaction and issuances or sales of additional shares of NCH stock to increase liquidity), acquisitions and dispositions. In conducting these analyses, the consulting firm benefited from knowledge resulting from prior assignments that had been conducted in connection with the Company’s domestic and foreign businesses in an effort to determine factors that would drive profitability in each line of business and the challenges that the Company faced. Based in part on the results of this overview and the other factors referred to above, the Levy family began to consider the possibility of a going private transaction for the Company.

      In February 2001, the Levy family engaged the New York law firm of Debevoise & Plimpton as its legal advisor. In March 2001, the Levy family engaged Deutsche Banc Alex. Brown Inc. (“Deutsche Bank”) as its financial advisor. During the period from March through September 2001, members of the Levy family met from time to time with the family’s legal and financial advisors to consider a number of strategic alternatives, including at a meeting on April 4, 2001 at which representatives of Deutsche Bank and Debevoise & Plimpton reviewed with the family a range of options including maintaining the status quo, exploring acquisitions and dispositions, effecting a recapitalization, special dividend or share repurchase and going private. For a summary of the materials provided by Deutsche Bank to the Levy family at this meeting, see “Special Factors — Deutsche Bank Reports.” At the start of this process, the Levy family advised Deutsche Bank that it was not interested in selling control of the Company and did not authorize Deutsche Bank to solicit offers to acquire the Company.

      In late April 2001, the Levy family, in consultation with representatives of Deutsche Bank and Debevoise & Plimpton, decided to postpone any consideration of a possible going private transaction in light of the Company’s then stock price, the general negative trends in the domestic economy and the negative period over period trends in the Company’s operating results.

      On June 25, 2001, Standard & Poor’s issued a news release announcing that on June 29, 2001 the Company’s shares would be dropped from the S&P Mid-Cap 400 Index. In comparatively heavy trading for the Company’s stock prior to such announcement, the market price fell from $55.26 per share on June 12, 2001 two weeks prior to the announcement, to $39.40 per share on June 29, 2001 the day the Company’s shares were dropped from the Mid-Cap Index, which represented a 28.69% decrease in the share price.

      On July 18, 2001 the Levy family, together with its legal and financial advisors, held a telephonic conference to address whether to renew consideration of a possible transaction in light of the drop in the Company’s share price, and the continued adverse trends in the Company’s current and expected near term operating results. The determination was made to instruct Deutsche Bank to reevaluate the prospects for and merits of a transaction in light of the revised operating and market environment.

      On September 17, 2001, members of the Levy family met in Dallas with Deutsche Bank and Debevoise & Plimpton for the purpose of reaching a consensus within the family as to whether an offer should be made to acquire the shares not already owned, directly or indirectly, by certain members of the Levy family (the “Public Shares”). At that meeting, representatives of Deutsche Bank reviewed with the family the Company’s business and prospects. At this meeting, members of the families of Irvin Levy and Lester Levy, Sr. expressed their view that, subject to the completion of additional financial due diligence that their financial advisor would undertake and discussions with potential financing sources regarding the availability of financing for the transaction, they would be in favor of making an offer to take the Company private. Milton Levy indicated that in light of the small number of shares held by him and his family, he would not be participating in the transaction and would sell his and his family’s shares if an offer were made. For a summary of the materials provided by Deutsche Bank to the Levy Group at this meeting, see “Special Factors — Deutsche Bank Reports.”

      During the week of September 24, 2001, Levy family members continued to discuss with their financial and legal advisors the possibility of making a proposal to acquire all the Public Shares. During a telephone conference call meeting on September 28, 2001 among the family and its advisors, the family determined to make an offer to acquire the Public Shares at a price of $47.50 per share. Later that day, Irvin Levy convened a special telephonic meeting of the board of directors of NCH (the “NCH Board”) and presented a proposal (the “Proposal”) on behalf of his family and the family of his brother, Lester A. Levy, Sr., that the Levy Group acquire all shares not currently owned by the Levy Group for $47.50 per share in cash. The text of the letter, which was read orally and subsequently delivered to members of the NCH Board, is as follows:

“On behalf of certain members of the Levy family (the “Family Shareholders”), we are pleased to propose an acquisition of all of the outstanding shares of common stock, par value $1 per share (the “Common Stock”), of NCH Corporation (the “Company”) not currently owned, directly or indirectly, by us or certain members of the Levy family (the “Public Shares”). The proposed transaction would be effected through a tender offer for all outstanding Public Shares, followed by a merger between the Company and a company to be formed by us for the purpose of effecting the tender offer and merger. In the tender offer and the follow-on merger, holders of Public Shares would receive $47.50 in cash per share of Common Stock, which represents a premium of approximately 23.1% over the closing price per share of Common Stock on September 27, 2001.

We expect that the Board of Directors of the Company will form a Special Committee comprised of independent directors to evaluate our proposal and that the Special Committee will engage its own legal and financial advisors. We are prepared to negotiate the terms and conditions of the proposed transaction with the Special Committee and its advisors. Please note, however, that we and the other Family Shareholders do not have any interest in selling our stock in the Company, other than approximately 230,000 shares that certain Family Shareholders may elect to sell in the proposed transaction, and therefore would not support any alternative transaction.

We are prepared to move forward promptly to consummate the proposed transaction and plan to provide to the Special Committee soon a draft of a proposed merger agreement setting forth customary terms and conditions for a transaction of this type. In addition, at the appropriate time, we expect to obtain a commitment letter for bank financing for the transaction and for the Company’s credit facility following the consummation of the transaction. Consummation of the proposed transaction would be subject to the execution of definitive merger and financing agreements and any necessary regulatory approvals.

Following consummation of the proposed transaction, we expect that the Company will continue to operate its business as currently conducted. In addition, we do not anticipate any changes in the Company’s management as a result of the transaction. We reserve the right to amend or withdraw this proposal at any time.

We look forward to discussing the proposed transaction with the Special Committee and its advisors. Please let us know at your earliest convenience how you wish to proceed.”

The Proposal was publicly disclosed by the Company on October 1, 2001 in a press release and in a filing with the Securities and Exchange Commission (the “Commission”).

      At the September 28, 2001 meeting, Irvin L. Levy stated that in view of the Levy Group’s financial interest in the Proposal and because members of the Levy Group are directors, officers and the controlling stockholders of the Company, it would be appropriate for the NCH Board to appoint a special committee of independent directors to represent the interests of holders of the Public Shares (the “Public Stockholders”) in the proposed going private transaction. At the meeting, the NCH Board formed a committee composed of four independent directors, Rawles Fulgham, Thomas B. Walker, Jr., Jerrold M. Trim and Ronald Steinhart, with Mr. Fulgham acting as chairman (the “Special Committee”). The NCH Board delegated to the Special Committee, among other things, the responsibility and authority to review, evaluate and, if appropriate, negotiate the terms of the Proposal and to engage financial and legal advisors to assist the Special Committee with these tasks. At a subsequent meeting of the Special Committee, Mr. Trim resigned as a member of the Special Committee in light of his prior business relationship with a member of the Levy Group.

      Following the public disclosure of the Proposal on October 1, 2001, five purported class actions were filed in the Delaware Court of Chancery and one purported class action was filed in the District Court of Dallas

County, Texas. The complaints generally alleged that the Company’s directors and certain members of the Levy Group breached their fiduciary duties and engaged in self-dealing by failing to maximize the value of the shares. The complaints further alleged that the value of the shares is materially greater than the amount contained in the Proposal. Each complaint sought certification of a plaintiff class, declaratory and injunctive relief with respect to the transactions contemplated by the Proposal, unspecified compensatory damages, and attorneys’ fees and costs. A sixth purported class action was filed on November 26, 2001 in Delaware containing substantially similar allegations. See “Other Matters Relating to the Offer and the Merger — Certain Legal Matters; Regulatory Approvals.”

      After a series of presentations from and interviews with investment banks and law firms, the Special Committee decided to retain Sullivan & Cromwell and Dresdner Kleinwort Wasserstein, Inc. (“DrKW”) as its legal and financial advisors, respectively, at meetings held on October 4 and 9, 2001, respectively.

      At the Special Committee’s October 4, 2001 meeting, representatives of Sullivan & Cromwell advised the Special Committee of the rationale for forming the Special Committee in response to the Proposal and advised the Special Committee’s members of their duties and obligations under Delaware law. The Special Committee also discussed with representatives of Sullivan & Cromwell the structure of the Proposal and noted that the Levy Group made a clear statement in the September 28, 2001 letter making the Proposal that it is not interested in selling its stock (other than the 230,000 shares that certain members of the Levy Group may elect to sell in the proposed transaction) and therefore would not support any alternative transaction. Sullivan & Cromwell stressed that, even in situations where alternative sale options are limited, a Special Committee must understand that it retains the critical power to say “no” to a proposed transaction, which it should do if it concludes that the transaction would not be in the best interest of the Company’s stockholders or that it cannot achieve a price and other terms of the transaction that would be fair to the subject Company’s minority stockholders.

      On October 9, 2001, DrKW sent due diligence request lists to Debevoise & Plimpton and Deutsche Bank seeking information about the Company and the Levy Group.

      On October 10, 2001, Sullivan & Cromwell sent a request list to Debevoise & Plimpton seeking information about the Company.

      On October 13, 2001, Deutsche Bank provided DrKW with certain information requested by DrKW and DrKW began its financial due diligence review of the Company, which included a review of public and non-public documents relating to the Company, including historical and projected financial information, as well as industry information and various agreements to which the Company is a party.

      On October 16, 2001, Debevoise & Plimpton provided Sullivan & Cromwell with certain information requested by Sullivan & Cromwell and Sullivan & Cromwell began its legal review of the Company, which included review of public and non-public documents relating to the Company, including incorporation documents and various agreements to which the Company is a party.

      On October 22, 2001, representatives of DrKW and Sullivan & Cromwell met in Dallas with the Company’s senior management, including members of the Levy Group, to discuss the Company’s business, prospects and financial objectives, including management’s five year financial projections. At these meetings, representatives of Debevoise & Plimpton and Deutsche Bank were also present.

      On October 25, 2001, Debevoise & Plimpton provided to Sullivan & Cromwell and DrKW a draft of the Merger Agreement and a copy of a commitment letter, dated October 16, 2001, from Bank of America N.A. (“BOA”) relating to the financing for the Proposal.

      On October 26, 2001, representatives of DrKW and Sullivan & Cromwell spoke via conference call with Irvin L. Levy. The purpose of the call was to provide DrKW and Sullivan & Cromwell with additional information regarding the Levy Group’s objectives in acquiring the Public Shares, why the Levy Group wants to turn the Company into a private company, when the Levy Group began to consider a possible going private transaction, whether the Levy Group considered strategic alternatives to the proposed transaction, why the Levy Group thinks the offer price is fair, the Levy Group’s future plans for the Company and questions related to the financing of the Offer and the Merger. Mr. Levy stated that senior management of the Company had not contemplated a sale of the Company or a material part thereof to a third party, and that no third parties had approached the Company regarding any such potential sales. Representatives of Debevoise & Plimpton and Deutsche Bank also participated in the call.

      On October 29, 2001, the NCH Board held its regular scheduled meeting via conference call. The NCH Board received a review of the Company’s recent financial performance and authorized payment of the Company’s regular quarterly dividend in the amount of $0.35 per share.

      On October 31, 2001, the Special Committee met in Dallas with its financial and legal advisors, who updated the Special Committee on the progress of the due diligence investigation. Representatives of DrKW also held discussions with the Special Committee, which included a review of the Proposal and its structure and financing, an overview of certain financial performance issues, an evaluation of options and a review of various preliminary financial analyses performed by DrKW. The Special Committee and its financial and legal advisors discussed the financial performance of the Company and expectations for its future performance, including the three sets of financial projections prepared by the management of the Company in April, July and October, 2001 which demonstrated a progressively deteriorating view of the Company’s prospects. In addition, there were discussions relating to various issues associated with the Company continuing as a public company, including the lack of liquidity and research coverage, the fact that employee stock options have provided little value as a means to provide performance incentives to employees, the disparate nature of the Company’s businesses and challenges faced by various Company businesses from a competitive and operational standpoint, the Company’s deteriorating operating performance, the lack of potentially interested acquirors and management issues going forward. The Levy Group’s financing commitment letter, the draft Merger Agreement and the status of the litigation in Delaware were also discussed. The Special Committee determined that the Proposal represented a bona fide offer made in good faith by the Levy Group and that it was in the best interests of the Company and its stockholders (other than the Levy Group) for the Company to be taken private. The Special Committee then determined that its financial and legal advisors should negotiate with the Levy Group’s advisors to determine whether the terms and price of the Proposal could be improved.

      On October 31, 2001, representatives of DrKW and Deutsche Bank met by telephone conference call. DrKW advised Deutsche Bank that DrKW’s preliminary financial analysis indicated that the Company was worth more than $47.50 per share, that the Special Committee would be unlikely to support an offer at $47.50 and that the Special Committee had instructed DrKW to make a counter-proposal on behalf of the Special Committee at a price of $57.00 per share.

      During the period from November 1, 2001 through December 21, 2001, the financial and legal advisors to the Special Committee continued to conduct their investigations of the Company, the Levy Group and the financing arrangement for the Proposal. Representatives of the Levy Group’s financial and legal advisors participated in several conference calls with DrKW and Sullivan & Cromwell and provided them with information in response to their requests.

      On November 13, 2001, the Special Committee held a telephonic meeting with its financial and legal advisors during which the progress of the investigations was discussed. The Special Committee and its advisors also discussed the timing and progress of negotiations with the Levy Group and its advisors, and the Special Committee authorized Sullivan & Cromwell to send a mark-up of the initial draft Merger Agreement to Debevoise & Plimpton.

      On November 16, 2001, the Special Committee’s legal advisors sent to the Levy Group’s legal advisors a mark-up of the initial draft Merger Agreement reflecting the Special Committee’s comments. The principal points raised by the Special Committee included (i) the mechanics for the Offer, (ii) the nature and scope of certain representations, warranties and covenants and (iii) certain conditions to the consummation of the Offer and the Merger.

      On November 27, 2001, the Company provided to Deutsche Bank and DrKW a copy of the earnings release for the Company for the second quarter of fiscal 2002, ended October 31, 2001.

      On November 27, 2001, Debevoise & Plimpton sent to Sullivan & Cromwell a revised draft of the proposed Merger Agreement, reflecting the changes to the proposed Merger Agreement to which Purchaser had agreed. Sullivan & Cromwell subsequently distributed a copy of the revised draft to the members of the Special Committee.

      On November 28, 2001, Deutsche Bank provided DrKW with revised analyses taking into account the results contained in the Company’s second quarter earnings announcement.

      On November 29, 2001, representatives of Deutsche Bank and DrKW met in New York to exchange views and compare analyses of the Proposal and to continue negotiations over the terms of the offer. Representatives of DrKW advised Deutsche Bank on behalf of the Special Committee that the committee would not be in a position to take any further action with respect to the Proposal without an increase in the offer price. Following this meeting and subsequent conferences with members of the Levy Group over the ensuing days, representatives of Deutsche Bank called representatives of DrKW on December 4, 2001 and advised them that the Levy Group was prepared to increase its offer to $48.50 per share.

      On December 5, 2001, the Special Committee held a meeting with its financial and legal advisors to discuss the meetings between DrKW and Deutsche Bank on November 29, 2001 and the Levy Group’s revised offer of $48.50 per share. DrKW discussed with the members of the Special Committee the fact that DrKW’s financial analyses had been modified from the analyses prepared for the Special Committee’s October 31, 2001 meeting to reflect the earnings reported in the Company’s November 26, 2001 earnings release as well as the results of further due diligence. There was considerable discussion about the merits of the Levy Group’s revised offer of $48.50 per share, which the Special Committee determined to be inadequate, and the Special Committee authorized DrKW to present Deutsche Bank with a counterproposal of $54.00 per share. DrKW conveyed this counterproposal to Deutsche Bank immediately after the meeting.

      Later on December 5, 2001, DrKW and Sullivan & Cromwell received copies of several presentations summarizing the results of studies that had been performed by an outside consulting firm in connection with various management consulting engagements with NCH, including analyses of the Company’s strategic options, in particular the merits of a possible going-private transaction, that had been prepared in November and December 2000.

      Representatives of DrKW and Sullivan & Cromwell held telephone calls with representatives of the consulting firm on December 7 and 8, 2001 to discuss these studies and their methodologies and assumptions. The representatives of the consulting firm stated that it had not been engaged to perform a valuation analysis of the Company and that its assignment had been to illustrate the merits of the Company’s strategic options. In addition, representatives of DrKW and Sullivan & Cromwell held a call with Tom Hetzer, Vice President of Finance of NCH, to discuss the involvement of NCH senior management in the consulting project. Representatives of Deutsche Bank and Debevoise & Plimpton also participated in these calls.

      On December 13, 2001, the Levy Group met with its financial and legal advisors to consider whether and in what manner to continue negotiations. At that meeting, it was determined that a meeting between members of the Levy Group and the members of the Special Committee could provide a means for advancing the negotiations. Such a meeting was arranged by representatives of Deutsche Bank and DrKW for December 18, 2001.

      On December 18, 2001, the Special Committee held a telephonic meeting with its financial and legal advisors at which, among other things, the various studies that had been prepared by the outside consulting firm were discussed. The Special Committee concluded that the studies prepared by the outside consulting firm should not be given substantial weight in its deliberations. In that regard, the Special Committee noted that the outside consulting firm’s analysis of alternatives was based on growth assumptions not considered by management to be realistic or consistent with actual performance by NCH. DrKW also discussed with the members of the Special Committee DrKW’s most current financial analyses.

      Also on December 18, 2001, Irvin Levy and other members of the Levy Group met by conference telephone call with the members of the Special Committee. At this meeting, Mr. Levy advised the committee that the Levy Group was prepared to raise its offer to $50.00 per share. After some discussion, the Special Committee members responded that the increase in the offer price was insufficient and that the Special Committee’s counter-offer remained at $54.00 per share. The Special Committee also advised Mr. Levy that it would require, as a term of the merger agreement, a condition that the Levy Group obtain shares properly tendered by at least a majority of the Public Stockholders to consummate the Offer and that such condition could not be waived by the Levy Group. It was agreed that each side would consider the other’s position and that Irvin Levy would contact Mr. Fulgham, the chairman of the Special Committee, the next day.

      Over the next two days, several telephone calls ensued between Mr. Levy and Mr. Fulgham and between the respective financial advisors to the Levy Group and the Special Committee. During a call between Mr. Levy and Mr. Fulgham on the morning of December 20, 2001, Mr. Levy informed Mr. Fulgham that the Levy Group was prepared to accept the Special Committee’s requirement for a majority-of-the-minority minimum condition and would raise its offer to $52.50 per share, subject to the settlement of all of the pending litigation related to the Proposal. Mr. Levy advised Mr. Fulgham that the $52.50 per share was the Levy Group’s best and final offer and that it would not raise its offer again.

      A telephonic meeting of the Special Committee was held later that day, which included the Special Committee’s legal and financial advisors. During that meeting, the Special Committee determined that, subject to the resolution of outstanding issues in the draft Merger Agreement and the settlement of all of the pending litigation related to the Proposal, it would be prepared to approve the revised offer price of $52.50 per share.

      From December 20 to December 23, 2001, Debevoise & Plimpton and Sullivan & Cromwell completed negotiations on the final open points in the draft Merger Agreement, most of which related to the conditions to the Offer and related provisions.

      On December 23, 2001, the parties to the Delaware cases described above entered into a memorandum of understanding and the parties to the Texas case described above entered into an agreement to enter into an order of abatement. Under the terms of the memorandum of understanding and the agreement to enter into an order of abatement, the parties agreed to settle the lawsuits and dismiss the claims with prejudice on the basis of the increase of the Levy Group’s offer to $52.50 a share. The settlement is subject to confirmatory discovery by the plaintiffs, the drafting and execution of settlement documents, final court approval of the settlement in the Court of Chancery in Delaware, the dismissal with prejudice of the Delaware and Texas lawsuits and the consummation of the Offer and Merger. In addition, the defendants have agreed not to oppose the plaintiffs’ application to the Court of Chancery for an agreed-upon award of attorneys’ fees and expenses.

      The Special Committee held a meeting with its legal and financial advisors on December 24, 2001. At the request of the Special Committee, DrKW discussed its views regarding the fairness of the $52.50 per share proposal. DrKW presented to the Special Committee its financial analyses and orally expressed its opinion (subsequently confirmed in writing) that based upon and subject to certain assumptions, as of the date of the opinion, the $52.50 per share cash consideration to be received by the Public Stockholders in the Offer and the Merger is fair to the Public Stockholders from a financial point of view. In addition, Sullivan & Cromwell reviewed with the Special Committee the principal terms of the Merger Agreement, including the changes made as a result of the negotiations that took place from October 25, 2001 through December 23, 2001, and advised the Special Committee that Sullivan & Cromwell’s final comments had been appropriately resolved. The Special Committee members concluded that $52.50 per share was the highest price Purchaser was willing to offer and that further negotiations would not result in an increase in the price offered by Purchaser. After further discussion and consideration of the advice of its financial and legal advisors, and based upon the additional factors described below in “Special Factors — Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger,” the Special Committee unanimously (1) determined that the $52.50 per Share offer price is fair and the transactions contemplated by the Merger Agreement are in the best interests of the Company and the Public Stockholders, (2) recommended that the NCH Board declare advisable the Merger Agreement, and (3) recommended that the Company’s stockholders accept the Offer, tender their shares pursuant to the Offer, and, if required by law, approve and adopt the Merger Agreement.

      Immediately following the meeting of the Special Committee on December 24, 2001, a telephonic meeting of the NCH Board was convened to discuss the transaction and consider the recommendation of the Special Committee. At the meeting, the Special Committee advised the NCH Board of its conclusions. The NCH Board, by unanimous decision of those directors in attendance (excluding directors who are members of the Levy Group, who did not vote on the proposed transaction), (1) determined that the Offer Price is fair and the transactions contemplated by the Merger Agreement are in the best interests of the Company and its Public Stockholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (3) resolved to recommend that the Company’s stockholders accept the Offer, tender their shares pursuant to the Offer and, if required by law, approve and adopt the Merger Agreement.

      On December 24, 2001, the parties executed the Merger Agreement.

      On December 24, 2001, the Company announced in a press release that the parties had executed the Merger Agreement providing for the Offer and the acquisition by the Levy Group of all the Public Shares at a price of $52.50 per share (the “Offer Price”).

      On January 7, 2002, Purchaser commenced the Offer.

2.	Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger

     Recommendation and Reasons for Recommendation

      Recommendation of the Special Committee. The Special Committee, at a meeting held on December 24, 2001, unanimously (i) determined that the Offer Price is fair and the transactions contemplated by the Merger Agreement are in the best interests of the Company and its stockholders (other than the Levy family Group), (ii) recommended that the Merger Agreement be declared advisable by the NCH Board and (iii) resolved and recommended that NCH’s stockholders accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement if submitted for their approval. In making its determination and recommendations, the Special Committee considered a number of factors, including, without limitation, the following:

1.	NCH Operating and Financial Condition. The Special Committee considered the Company’s current and historical financial condition and results of operations, its prospects and strategic objectives (including the risks associated with attempting to achieve those prospects and objectives) and the business conditions in the several industries in which the
Company operates and in the general economy.

In particular, the Special Committee noted that the Company’s financial performance has deteriorated in recent years. Current earnings and operating income margins are lower than the Company’s five-year averages for these figures. Operating income fell 37.7%, from $15.4 million in the quarter ended October 31, 2000, to $9.6 million in the quarter ended October 31, 2001. This trend is also reflected in the Company’s latest twelve months’ results, as operating income has fallen 24.4%, from $39.8 million for the fiscal year ended April 30, 2001 to $30.1 million for the twelve months ended October 31, 2001. The Special Committee, after considerable discussion with DrKW (which is unaffiliated with the Company and the Levy Group, as is the Special Committee’s independent legal counsel, Sullivan & Cromwell), concluded that, in addition to the adverse economic conditions in the industries in which the Company does business, the Company’s financial performance is susceptible to continued competitive pressures, particularly in relation to its direct sales model and its dependence in its Plumbing Products and Retail Products Groups on a small number of large retailers. Finally, sales in Western Europe, the foundation for the Company’s international operations, have declined in the past year and the Company’s management expects to face continued competitive pressures within the Company’s businesses in Western Europe as well. The Special Committee also took into account management issues that the Company is likely to face in the future as senior executives retire.

The Special Committee relied on the Company’s management to provide it and DrKW with accurate and complete financial information, projections and assumptions, and did not independently verify the accuracy or completeness of the information provided. The Special Committee was provided with three sets of projections by the Company’s management that were compiled in April, July and October 2001. Cash flow and revenue projections were revised downward in the July 2001 projections from the April 2001 projections, and revised further downward in the October 2001 projections. The Special Committee also considered several presentations summarizing the results of studies that had been performed by an outside consulting firm during the period from late 1998 through August 2001 in connection with various management consulting engagements with the Company, including analyses of the Company’s strategic options, in particular the merits of a possible going-private transaction, that had been prepared in November and December 2000. The Special Committee concluded that the studies prepared by the outside consulting firm should not be given substantial weight in its deliberations. In that regard, the Special Committee noted that the outside consulting firm’s analysis of alternatives was based on growth assumptions not considered by management to be realistic or consistent with actual performance by the Company.

2.	Premium to Market Price/Comparable Transactions. The Special Committee considered the relationship of the Offer Price and the Merger Consideration (as defined in “Special Factors — The Merger Agreement” below) to the historical market prices of the Shares. The Offer Price of $52.50 per Share represents a premium of 34% over the closing price per Share on September 28, 2001, the day before public announcement of the Levy Group’s Proposal on behalf of certain members of the Levy family to acquire all of the outstanding Shares not held by the Levy Group, a premium of 19.3% over the closing price per Share on August 31, 2001, approximately four weeks before public announcement of the Proposal, a premium of 9.2% over the Company’s pre-Proposal six-month average trading price of $48.08 per Share and a discount of 6.7% from the fifty-two week high in the trading price for the Shares of $56.28 per Share. The Offer Price also represents a premium of 10.5% per Share over the initial price of $47.50 offered in the Proposal.

The Special Committee considered it a negative factor that the Offer Price represented a discount to the fifty-two week high of $56.28 in the trading price for the Shares, but noted that this fifty-two week high occurred on April 27, 2001, before the Shares were removed from the S&P Midcap 400 Index and before the Company reported deteriorating financial results in August and November 2001. In addition, the Offer Price compared favorably to median premiums paid in over 60 comparable transactions involving controlling stockholders reviewed by DrKW with the Special Committee. The median premiums paid in these comparable transactions were 21.5% over the closing stock price for the subject company on the day before the comparable transaction was announced, compared to a premium of 34% over the closing price of the Shares on September 28, 2001, the last trading day before the Proposal was announced, 23.9% over the closing stock price for the subject company one week before the comparable transaction was announced, compared to a premium of 33.6% over the closing price of the Shares on September 24, 2001, one week before the Proposal was announced, and 30.7% over the closing stock price for the subject company four weeks before the comparable transaction was announced, compared to a premium of 19.3% over the closing price of the Shares on August 31, 2001, approximately four weeks before the Proposal was announced.

The Special Committee also considered the effect that a withdrawal or rejection of the Offer would have on the trading price of the Shares, and concluded that the trading price would likely decline substantially, at least in the short term, if the Offer and Merger were not consummated, especially in light of the Company’s weakening financial outlook, and the Special Committee, as noted above, determined that there was significant uncertainty concerning the likelihood that the Shares would trade above the Offer Price in the long term.

3.	Dresdner Kleinwort Wasserstein Fairness Opinion. The Special Committee took into account the presentation from DrKW and DrKW’s opinion, dated December 24, 2001, that, based upon and subject to certain considerations and assumptions, the consideration to be received by holders of

Shares (other than the Levy Group) in the Offer and the Merger pursuant to the Merger Agreement is fair from a financial point of view to such holders. A copy of this opinion, including the assumptions that DrKW made in rendering its opinion, is attached as Annex B hereto. We urge stockholders to read the opinion in its entirety. For information about the analysis conducted by DrKW, see “Special Factors — Opinion of Financial Advisor to the Special Committee.”

4.	Limited Liquidity. The Special Committee considered the fact that there is limited liquidity for the Shares because of the small public float of approximately 2.3 million Shares held by stockholders outside the Levy Group and the low trading volume for the Shares, which averages only about 7,850 Shares traded per day. In addition, there are no equity analysts who cover the Company and the Shares were removed from the S&P Midcap 400 Index on June 29, 2001, which prevents many investment companies from purchasing the Shares. The Special Committee determined that these factors will continue to persist and, therefore, that there will continue to be limited liquidity for the Shares for the foreseeable future.

5.	Arm’s-Length Negotiations. Before determining to recommend the Offer Price to the NCH Board and the Company’s stockholders, the Special Committee rejected, over the course of nearly three months, three different Share price proposals put forth by the Levy Group during negotiations with the Special Committee and its representatives. Over the course of the negotiations, the cash consideration that would be paid by Purchaser in the Offer was increased by 10.5%, from the Proposal’s initial offer of $47.50 per Share to the Offer Price of $52.50 per Share. In the Special Committee’s judgment, based on the negotiations that had taken place, the Offer Price was the highest price obtainable from the Levy Group.

6.	Strategic Alternatives. The Special Committee considered that the Levy Group currently owns approximately 57.3% of the outstanding Shares, and the fact that the Proposal stated that the Levy Group had no interest in selling its Shares (except for approximately 230,000 Shares that may be sold prior to or upon consummation of the Offer) and therefore “would not support any alternative transaction.” This position was confirmed in subsequent discussions between the Special Committee’s and Purchaser’s respective financial and legal advisors. In addition, the Special Committee, after discussion with DrKW, did not think it likely that another company would be willing to purchase the Company as a whole because it would be difficult for any potential buyer to integrate the Company’s direct sales model operations with its own business and sales operations. Moreover, since the public announcement of the Proposal on October 1, 2001, no third parties contacted the Special Committee or its financial or legal advisors concerning an alternative transaction. For these reasons, the Special Committee determined that an acquisition of the Company by a third party was not a feasible alternative.

7.	Timing of Completion. The Special Committee considered the anticipated timing of the transactions contemplated by the Merger Agreement and noted that stockholders who tender their Shares in the Offer likely will receive the consideration in payment for their Shares sooner than they would have had the Company pursued only a merger transaction. The Special Committee also noted that if sufficient Shares are tendered in the Offer, the Merger could be consummated without a stockholder vote, so that all stockholders likely would receive the consideration in payment for their Shares sooner than they would have had the Company pursued only a merger transaction.

8.	Majority of Minority Minimum Condition. The Special Committee considered the fact that the Offer and the Merger are conditioned on more than a majority of the outstanding Shares that are not held by the Levy Group being validly tendered in the Offer. As part of the negotiations, the Special Committee required Purchaser to agree to a provision in the Merger Agreement that does not permit Purchaser to waive the majority of minority minimum condition below 80% of the total Shares outstanding, ensuring that more than a majority of the outstanding Shares that are not held by the Levy Group is validly tendered in the Offer if consummated.

9.	Other Conditions to Consummation. The Special Committee also considered the other conditions to Purchaser’s obligation to consummate the Offer and the Merger. In particular, although the Offer is subject to the financing condition, there are no unusual requirements, conditions or break-up fees associated with the Merger Agreement and the Levy Group, Holding and Purchaser have executed and delivered a commitment letter with Bank of America so that, subject to the satisfaction of the financing conditions contained therein, Purchaser will have the financial resources to complete the Offer and the Merger. The Special Committee also noted that, once Purchaser purchases any Shares tendered in the Offer, it will be obligated to consummate the Merger, subject to very limited conditions set forth in the Merger Agreement.

10.	Valuation Matters. The Special Committee considered several matters related to the valuation of the Offer Price and the Merger Consideration. In particular, the Special Committee noted that the Offer Price of $52.50 per Share was toward the low end of ranges of implied Share values indicated by DrKW’s discounted cash flow analyses based on the July and October 2001 projections provided by the Company’s management and below the range of implied Share values indicated by DrKW’s discounted cash flow analyses based on the April 2001 projections provided by the Company’s management, which was a negative factor in the Special Committee’s deliberations.

In considering the projections, however, the Special Committee took into account the fact that the management of the Company historically had not in the normal course of its planning process produced consolidated five-year projections. It also believed, after reviewing the analyses of DrKW, that the July and October 2001 management projections were more consistent than the April 2001 projections with the overall decline in operating income and margins in the Company’s business in calendar year 2001. Accordingly, the Special Committee concluded that the range of implied per Share values indicated by DrKW’s discounted cash flow analyses based on the July and October 2001 management projections were more reflective of the fair value of the Company than the ranges implied by the April 2001 projections. In addition, the Offer Price was comfortably within the range of fair values indicated by the other valuation methodologies used by DrKW in rendering its fairness opinion. See “Special Factors — Background of the Offer and the Merger; Contacts With the Company.”

11.	Appraisal Rights. The Special Committee considered the fact that stockholders who do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under Delaware law, whether or not a stockholder vote is required to consummate the Merger, as described under “Special Factors — Appraisal Rights.”

12.	Possible Conflicts of Interest. Finally, the Special Committee considered the possible conflicts of interest of certain directors and members of management of both the Company and Purchaser discussed under “Special Factors — Interests of Certain Persons in the Offer and the Merger.”

      The Special Committee recognized that, while consummation of the Offer and the Merger will result in the Public Stockholders being entitled to receive $52.50 in cash for each of their Shares in a taxable transaction, it will eliminate the opportunity for current Public Stockholders to participate in the benefit of increases, if any, in the value of the Company’s businesses following the Merger. On the other hand, the Special Committee also recognized that consummation of the Offer and the Merger would eliminate any risk to current Public Stockholders that the Company’s results of operations could continue to deteriorate. After considering all of the factors set forth above, the Special Committee concluded that it should recommend that the Company’s current Public Stockholders tender their Shares in the Offer to receive the cash premium represented by the $52.50 per Share Offer Price.

      Recommendation of the NCH Board. The NCH Board, at a meeting held on December 24, 2001 and based on the recommendation of the Special Committee, by unanimous decision of the directors voting (which did not include members of the Levy Group) (i) determined that the Offer Price is fair and the transactions contemplated by the Merger Agreement are in the best interests of the Company and its stockholders (other than the Levy Group), (ii) approved and declared advisable the Offer, the Merger and the Merger Agreement and (iii) resolved and recommended that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement (if required to be submitted for their approval and adoption under Delaware law).

      In reaching its determinations, the NCH Board considered the following factors, each of which, in the view of the NCH Board, supported such determinations: (i) the conclusions and recommendations of the Special Committee; (ii) the factors referred to above as having been taken into account by the Special Committee, including the receipt by the Special Committee of the opinion of DrKW that, based upon and subject to the considerations and assumptions stated therein, the $52.50 per Share to be received by the Public Stockholders in the Offer and the Merger pursuant to the Merger Agreement is fair from a financial point of view to such holders; and (iii) the fact that the Offer Price and the terms and conditions of the Merger Agreement were the result of arm’s-length negotiations between the Special Committee and Purchaser and their respective advisors.

      The NCH Board, including the members of the Special Committee, believes that the Offer and Merger are procedurally fair because, among other things: (i) the Special Committee consisted of independent directors appointed to represent the interests of the Public Stockholders; (ii) the Special Committee retained and was advised by Sullivan & Cromwell, its own independent legal counsel; (iii) the Special Committee retained and was advised by DrKW, its own independent financial advisor; (iv) of the thoroughness of the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger; and (v) the fact that the $52.50 per Share Offer Price resulted from arm’s-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Purchaser, on the other hand.

      Neither the Special Committee nor the NCH Board considered the liquidation of the Company’s assets and neither considered liquidation to be a viable course of action, both because of the tax inefficiencies of such a transaction and based on the Levy Group’s stated desire for the Company to continue to conduct its business as currently conducted. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer and the Merger. Similarly, the Special Committee and the NCH Board did not focus on net book value because it was not considered to have any reliable connection to the economic value of the Company.

      In view of the wide variety of factors considered in connection with their evaluation of the Offer and the Merger, neither the Special Committee nor the NCH Board found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their determinations.

      The foregoing discussion of the information and factors considered by the Special Committee and the NCH Board is not intended to be exhaustive, but includes all of the material factors considered by the Special Committee and the NCH Board.

3.     Opinion of Financial Advisor to the Special Committee

      The Special Committee retained DrKW to act as its financial advisor in connection with the Offer and Merger. DrKW has delivered a written opinion to the Special Committee, dated December 24, 2001, to the effect that, subject to the various assumptions and limitations set forth therein, as of the date thereof, the $52.50 per share cash consideration to be received by the Public Stockholders in the Offer and the Merger is fair to the Public Stockholders from a financial point of view.

      THE FULL TEXT OF THE WRITTEN OPINION OF DrKW, DATED DECEMBER 24, 2001, WHICH SETS FORTH, AMONG OTHER THINGS, THE OPINION EXPRESSED, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED AS ANNEX B AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF THE SHARES OF NCH COMMON STOCK ARE URGED TO READ IT IN ITS ENTIRETY. DrKW’S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES AS TO HOW SUCH HOLDER SHOULD RESPOND TO THE OFFER OR HOW SUCH HOLDER SHOULD VOTE WITH RESPECT TO THE MERGER, AND SHOULD NOT BE RELIED UPON BY ANY HOLDER AS SUCH.

      In connection with rendering its opinion, DrKW reviewed the proposed form of the Merger Agreement. DrKW also reviewed and analyzed certain publicly available business and financial information relating to

NCH for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of NCH and provided to DrKW for purposes of its analysis, and DrKW met with management of NCH to review and discuss such information and, among other matters, NCH’s business, operations, assets, financial condition, including liquidity and capital needs, and future prospects.

      DrKW reviewed and considered certain financial and stock market data relating to NCH, and it compared that data with similar data for certain other companies, the securities of which are publicly traded, that DrKW believed might be relevant or comparable in certain respects to NCH or one or more of its businesses or assets, and DrKW reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in the distribution industry specifically, and in other industries generally, that DrKW believed to be reasonably comparable to this transaction or otherwise relevant to its inquiry. DrKW also performed such other financial studies, analyses, and investigations and reviewed such other information as it considered appropriate for purposes of its opinion.

      In its review and analysis and in formulating its opinion, DrKW assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or discussed with it or that is publicly available, and DrKW did not assume any responsibility for independent verification of any of such information. DrKW also assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to it, and DrKW assumed that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of NCH’s management. DrKW expressed no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they were based. In addition, DrKW did not review any of the books and records of NCH, or assume any responsibility for conducting a physical inspection of the properties or facilities of NCH, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of NCH, and no such independent valuation or appraisal was provided to DrKW. DrKW assumed that the Offer and Merger described in the Merger Agreement would be consummated without waiver or modification of any of the material terms or conditions contained therein by any party thereto. DrKW’s opinion necessarily was based on economic and market conditions and other circumstances as they existed and could be evaluated by DrKW as of December 24, 2001.

      DrKW was not authorized to, and did not solicit, third party indications of interest in acquiring all or any part of NCH and it was not authorized to investigate any alternative transactions that may be available to NCH. In addition, for purposes of providing its opinion, DrKW took into consideration the fact that the Levy Group owns a majority of the outstanding shares of NCH, and advised DrKW that the Levy Group is not prepared to consider offers for or to sell its shares.

      The following is a summary of the material financial analyses furnished by DrKW to the Special Committee on December 24, 2001 in connection with the delivery of its opinion on December 24, 2001. Copies of DrKW’s December 24, 2001 presentation to the Special Committee are available for inspection and copying at NCH’s principal executive office during regular business hours by any stockholder or its representative who has been so designated in writing, and will be provided to any stockholder upon written request at the expense of the requesting party. The December 24, 2001 presentation is filed as an exhibit to Holding’s and Purchaser’s Schedule TO, copies of which may be obtained from the Securities and Exchange Commission. See “Other Matters Relating to the Offer and the Merger — Certain Information Concerning the Company.”

      Discounted Cash Flow Analysis. DrKW performed a discounted cash flow analysis of NCH’s businesses based on operating projections provided by the management of NCH. In performing its discounted cash flow analysis, DrKW made various assumptions, including with respect to the risks associated with each of NCH’s businesses, and applied valuation parameters that it deemed appropriate. DrKW performed three different discounted cash flow analyses of NCH based on three sets of projections provided to it by NCH management for its fiscal years 2002-2006. The three sets of projections were created by NCH management in April 2001, July 2001 and October 2001, and reflect ongoing declines in the Company’s historical and projected financial performance. The Company has advised DrKW that it did not prepare financial projections in the ordinary course of business. See “Other Matters Relating to the Offer and the Merger — Certain Information Concerning the Company” for detailed information with respect to such projections.

      In performing the discounted cash flow analyses, DrKW, using the three sets of projections mentioned above, discounted the unlevered free cash flows of NCH (operating income less income taxes, plus depreciation and amortization, less changes in working capital and capital expenditures) over the specified forecast period using risk adjusted discount rates of 10.0%, 10.5% and 11.0%. The sum of the present values of such free cash flows for NCH was then added to the present value of its terminal value computed using a forward multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”) (a five-year forecast was used for all cases) of 5.5x, 6.0x, 6.5x and 7.0x. Based on these analyses, DrKW calculated the following implied price per share ranges. The April 2001 projections resulted in a per share discounted cash flow valuation range from approximately $55.00 to approximately $69.00. The July 2001 projections resulted in a per share discounted cash flow valuation range from approximately $52.00 to approximately $66.00. The October 2001 projections resulted in a per share discounted cash flow valuation range from approximately $51.00 to approximately $65.00. DrKW noted that the proposed consideration to be received in the Offer and the Merger by the NCH Public Stockholders was within the foregoing range derived from the October 2001 and July 2001 projections, and below the range derived from the April 2001 projections. DrKW also noted that the July 2001 and October 2001 projections were more consistent with the overall decline in operating income and margins in NCH’s business in recent quarters than the April 2001 projections.

      Comparable Companies Analysis. DrKW reviewed and compared certain financial information of NCH to corresponding financial information for 13 publicly-traded companies in the distribution industry: Hawkins Inc., Aceto Corporation, JLM Industries Inc., Hughes Supply Inc., Applied Industrial Technologies Inc., Crane Group Ltd., Kaman Corporation, Lawson Products, Huttig Building Products Inc., Noland Co., Acuity Brands Inc., SCP Pool Corporation, and Aviall Inc. Using publicly available information, DrKW calculated and analyzed market valuation multiples based on, among other things, equity value as of December 21, 2001 to net income for the latest twelve months and estimated net income for calendar years 2001 and 2002, and enterprise value (generally defined as equity value plus net debt) as of December 21, 2001 to EBITDA for the latest twelve months and estimated EBITDA for calendar years 2001 and 2002. DrKW derived the following selected reference range of multiples from its review of the comparable companies:

•	enterprise value to latest twelve months EBITDA of 5.5x to 7.0x;

•	enterprise value to estimated 2001 EBITDA of 5.0x to 6.5x;

•	enterprise value to estimated 2002 EBITDA of 4.5x to 6.0x;

•	equity value to latest twelve months net income of 10.5x to 14.0x;

•	equity value to estimated 2001 net income of 11.0x to 15.0x; and

•	equity value to estimated 2002 net income of 10.0x to 13.0x.

      DrKW applied the reference ranges listed above to NCH’s historical and projected financial results to derive a stock price range. To the stock prices derived in this analysis, DrKW added a premium per share of 21.5%, which reflects the median one-day premium paid since January 1997 by majority stockholders to acquire publicly-held minority interests. Based on this analysis, DrKW arrived at an implied price per share valuation range of $49.00 to $63.00. DrKW noted that the proposed consideration to be received in the Offer and the Merger by the Public Stockholders was within the foregoing range.

      Comparable Transactions Analysis. DrKW reviewed publicly available information to determine the purchase price and multiples paid in certain transactions involving acquired businesses that DrKW considered comparable to NCH. DrKW determined that the following transactions involved acquired businesses comparable in certain respects to NCH: Kohlberg Investors/ Katy Industries, SCP Pool Corporation/ Hughes Supply Inc., Sysco/ Guest Supply, Vopak NV/ Ellis & Everard, Brenntag/ Holland Chemical, Hagemeyer/ Pacific Dunlop — electrical division, Rexel/ Westburne, management-led investor group/ White Cap Industries, and Unidare/ Oklahoma Rig & Supply. DrKW calculated the enterprise value of the acquired business in each of the comparable transactions and compared the enterprise value to certain financial results of the acquired business for the latest twelve months immediately preceding the transaction, including revenue and EBITDA, and compared the equity value of the acquired business to the net income of the acquired business for the latest twelve months preceding the transaction. DrKW derived the following selected reference range of multiples from its review of the comparable transactions:

•	enterprise value to revenue of 0.3x to 0.5x;

•	enterprise value to EBITDA of 6.0x to 8.0x; and

•	equity value to net income of 14.0x to 16.0x.

      Based on the analysis above, DrKW arrived at an implied price per share valuation range of $44.00 to $60.00. DrKW noted that the proposed consideration to be received in the Offer and the Merger by the Public Stockholders was within the foregoing range.

      Stock Price and Premium Analysis. DrKW reviewed the daily stock market price and volume trading history of NCH from December 21, 2000 through December 21, 2001 (including a comparison of the relative stock price performance of the Company as compared to the performance of the S&P 500 and the stock price performance of other distribution companies). NCH’s per share trading price over this period has ranged from $35.25 to $56.28 per share. DrKW also reviewed 61 acquisition transactions by majority stockholders of publicly held minority interests with values ranging from $100 million to $3 billion to derive a range of premiums paid over the public trading prices per share one day, one week and four weeks prior to the announcement of such transactions since January 1, 1997. In connection therewith, DrKW noted, among other things, that (a) the reasons for, and circumstances surrounding, each of the transactions analyzed were diverse, (b) the characteristics of the companies and parties involved were not necessarily comparable to those of NCH and the Levy Group and (c) premiums fluctuate based on perceived growth, synergies, strategic value, the type of consideration utilized in the transaction, information in the securities markets and other factors. The foregoing analyses indicated that the medians of premiums paid in the transactions over the public per share trading prices one day, one week and four weeks prior to the announcement of such transactions were 21.5%, 23.9% and 30.7%, respectively, resulting in implied per share values of $47.60, $48.68 and $57.50, respectively. The proposed consideration of $52.50 per share represents a premium of 34.0% over the closing price per share on September 28, 2001, the last trading day prior to the announcement of the initial Proposal, and premiums over the trading price of the shares one week and four weeks prior to such date of 33.6% and 19.3%, respectively.

      No company or transaction used in the comparable companies analysis or comparable transactions analysis is identical to NCH or the Offer and the proposed Merger. These analyses and the discounted cash flow analysis are based upon, and are heavily dependent upon, assumptions as to future performance and other factors and are subject to the limitations described in DrKW’s opinion. Accordingly, DrKW’s analyses involve judgments concerning, among other things, the financial and operating characteristics of the comparable companies or acquired businesses as compared to the financial and operating characteristics of NCH. These characteristics could affect the acquisition value or the public trading value of the companies that are being compared to NCH.

      A fairness analysis is a complex process and is not necessarily susceptible to a partial analysis or a summary description. DrKW believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses performed in reaching its opinion. In addition, DrKW may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be DrKW’s view of the actual value of NCH.

      In performing its analyses, DrKW made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of NCH. The analyses performed by DrKW are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely in connection with

DrKW’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold.

      Pursuant to DrKW’s engagement letter, NCH agreed to pay DrKW the following fees for its services rendered to the Special Committee in connection with the proposed merger: a monthly retainer fee of $150,000, the initial payment of which was payable upon execution of the engagement letter, and subsequent payments of which were due and payable on the first day of each month after the date of the engagement (which fees were credited against the fee payable upon delivery of DrKW’s opinion), and a fee of $900,000 payable upon the earlier of DrKW’s advice that it was prepared to deliver a fairness opinion to the Special Committee or that it was unable to deliver such opinion; provided, however, that in either case the Special Committee has previously requested DrKW to render its opinion. NCH has also agreed to reimburse DrKW for its travel and other out-of-pocket expenses incurred in connection with its engagement, including the fees and disbursements of its counsel, and to indemnify DrKW against liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws.

      The Special Committee retained DrKW based upon its experience and expertise. DrKW is an internationally recognized investment banking and advisory firm. DrKW, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of DrKW’s business, it may actively trade the debt and equity securities of NCH for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

4.	Position of the Levy Group Regarding Fairness of the Offer and the Merger

      The rules of the Securities and Exchange Commission require the members of the Levy Group to express their belief as to the fairness of the Offer and the Merger to the Public Stockholders. The views set forth in this section and under the heading “Special Factors — Purpose and Structure of the Offer and the Merger; Reasons of the Levy Group for the Offer and the Merger” are held by each member of the Levy Group.

      The members of the Levy Group believe that the terms of the Offer and the Merger are substantively and procedurally fair to the Public Stockholders, on the basis of their observations that:

(1) the Special Committee, consisting of directors who are not affiliates of the Levy Group nor officers of the Company, was appointed to represent the interests of the Public Stockholders;

(2) the Special Committee retained and was advised by independent legal and financial advisors;

(3) notwithstanding the fact that DrKW’s opinion was addressed to the Special Committee and that the Levy Group is not entitled to rely on such opinion, the fact that the Special Committee received an opinion from DrKW that, as of the date of such opinion and based on and subject to the various assumptions and limitations stated in such opinion, the consideration to be paid in the Offer and the Merger is fair to the Public Stockholders from a financial point of view;

(4) the Offer Price to be paid in the Offer and the Merger represents a premium of approximately 34% over the closing price per share on September 28, 2001, the last trading day before the Levy Group’s initial proposal to NCH, and a premium of 21.4% over the average closing price per share for the 60-day period ending on September 28, 2001, respectively;

(5) the Company’s recent performance, including during the six month period ended October 31, 2001, in which the Company reported a 4.6% decline in sales and a 37.4% decline in operating income compared to the six month period ended October 31, 2000;

(6) the weakening of general economic conditions and industrial production, both in North America and abroad, during the past several months and the uncertainty regarding how long these negative economic conditions will last;

(7) the same consideration will be paid in both the Offer and the Merger;

(8) the Offer and the Merger will each provide consideration to the Public Stockholders entirely in cash;

(9) the Offer and the Merger and the other terms and conditions of the Merger Agreement were the result of arm’s-length, good faith negotiations between the Special Committee and the Levy Group and their respective financial and legal advisors;

(10) the acts of the Special Committee and the NCH Board that (a) concluded that the Offer Price is fair and the transactions contemplated by the Merger Agreement are in the best interests of the Public Stockholders, (b) recommended that the Merger Agreement be declared advisable by the NCH Board and (c) resolved and recommended that NCH’s Public Stockholders accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement if submitted for their approval;

(11) the lack of active equity research coverage of the Company’s stock by investment banking firms and lack of liquidity as evidenced by relatively low trading volume; and

(12) the other factors considered by the Special Committee in supporting its recommendation of the Offer and the Merger.

      The belief of the Levy Group should not be construed as a recommendation as to whether you should tender your shares in the Offer or vote in favor of the Merger, if a vote is required. The members of the Levy Group have not considered any material factors, other than as stated above, regarding the fairness of the Offer and the Merger to the Public Stockholders, as they believe the factors they considered provided a reasonable basis to form their belief. Specifically, the members of the Levy Group have not independently considered with respect to such fairness:

•	net book value, which the Levy Group does not believe has any systematic connection with the economic value of NCH;

•	liquidation value, which the Levy Group does not view as relevant since it believes that substantial value is tied to NCH as a going concern and that liquidation would destroy this value; or

•	recent other firm offers for NCH, of which there has been none.

      The foregoing discussion of the information and factors considered by the Levy Group is not meant to be exhaustive but is believed to include the material factors considered by the Levy Group in evaluating the fairness of the transaction to the Public Stockholders. The Levy Group did not find it practicable to assign, nor did it assign, relative weights to the individual factors considered in reaching its conclusions as to fairness. Although Deutsche Bank generally acted as financial advisor to the Levy Group in this transaction and, in particular, advised the Levy Group on negotiating strategies and assisted the Levy Group in its negotiations with the Special Committee and its financial advisor, DrKW, Deutsche Bank was not asked to and did not deliver an opinion to the Public Stockholders or any other person as to the fairness from a financial point of view of the Offer Price to be received by the Public Stockholders.

5.	Purpose and Structure of the Offer and the Merger; Reasons of the Levy Group for the Offer and the Merger

      The purpose of the Offer and the Merger is for the Levy Group to increase its ownership of the shares from approximately 57.3% to 100%. The purpose of the Merger is to acquire all shares not tendered and purchased pursuant to the Offer. Upon consummation of the Merger, NCH will become a direct wholly-owned subsidiary of Holding, the sole stockholder of Purchaser. The acquisition of shares not owned by Purchaser or the Levy Group has been structured as a cash tender offer followed by a cash merger in order to effect a prompt and orderly transfer of ownership of the Company from the Public Stockholders to the Levy Group and Purchaser and to provide the Public Stockholders with cash for all of their shares.

      Under the DGCL, the approval of the NCH Board is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Offer is conditioned upon there being validly tendered and not withdrawn, prior to the expiration date of the Offer, a number of shares which, when added to the number of shares the Levy Group and Purchaser own, equals at least 90% of the shares on a fully diluted basis (the “Minimum Condition”). If the Minimum Condition is met and the Offer is consummated, Purchaser will own at least 90% of the shares then outstanding and will be able to cause the Merger to occur without a vote of the Company’s stockholders. If, however, the Minimum Condition is not met and Purchaser waives such condition (as low as 80% without the consent of the Company, with the approval of the Special Committee), Purchaser will own less than 90% of the shares then outstanding and a meeting of the Company’s stockholders will be required under the DGCL to approve the Merger. In such event, however, Purchaser would own enough shares to approve the Merger in accordance with DGCL and the certificate of incorporation of the Company without the affirmative vote of any other stockholder. The NCH Board has approved and adopted the Merger Agreement and the transactions contemplated thereby, and the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the shares, if required by law.

      In the Merger Agreement, the Company has agreed, if required by law, to cause a special meeting of its stockholders to be held as soon as reasonably practicable after consummation of the Offer for the purpose of voting on the approval and adoption of the Merger and the Merger Agreement and to use its best efforts to obtain such approval and adoption. The Levy Group already controls a majority of the vote of the stockholders of the Company, and therefore has the power to cause the approval and adoption of the Merger Agreement if required by law.

      The Levy Group considered certain alternatives to the Offer, including having the Company remain public without having shares purchased by Purchaser, a share buy-back or a recapitalization transaction. None of these transactions would improve liquidity or provide for the premium of the Offer. In addition, the leverage from a recapitalization transaction would increase the risk to the remaining Public Stockholders while further reducing the benefits of a public listing. A leveraged recapitalization would also lack the full benefits of being private.

      The Levy Group decided to pursue the transaction at this time for several reasons. The Levy Group believes that, in light of its small public float and the low trading volume for the Company’s shares, the benefits to the Company of having publicly traded securities have not outweighed the expenses and other requirements imposed on the Company as a result of having publicly traded shares. Without the constraint of the public market’s emphasis on quarterly earnings, the Company will have greater flexibility to focus on long-term operating efficiency, market share and operating cash flow. The Levy Group believes that an emphasis on long-term rather than short-term operating efficiency and profitability could eventually result in greater business and capital market opportunities than would be available to the Company if it remained publicly held. In addition, the Levy Group believes that as a privately held entity, the Company will be able to make decisions that may negatively affect quarterly earnings but that may increase the value of the Company’s assets or earnings over the long term. In a public company setting, decisions that negatively affect earnings could significantly reduce per share price.

      Finally, following the Merger, the Company will no longer be subject to the reporting requirements of the Exchange Act, which will allow the Company to eliminate the time devoted by its management and certain other employees to matters which relate exclusively to the Company being a publicly held company. “Going private” will also reduce certain costs which relate to being a public company, including legal costs, the costs of certain accounting and auditing activities, the cost of preparing, printing and mailing corporate reports and proxy statements, the expense of a transfer agent and the cost of investor relations activities. As a result, the Levy Group believes that the Company will be better able to focus its resources on the Company’s business and operations as a private company rather than as a public company. The Levy Group believes that the Offer and the Merger advance these objectives.

6.	Plans for NCH Corporation After the Offer and the Merger; Certain Effects of the Offer

      Pursuant to the Merger Agreement, upon completion of the Offer, Purchaser intends to effect the Merger in accordance with the terms of the Merger Agreement. See “Special Factors — The Merger Agreement.” Except as otherwise set forth in this Offer to Purchase, it is expected that, initially following the Merger, the business operations of the Company will be continued substantially as they are currently being conducted. Following the Merger, the directors of Purchaser will be the directors of the Company, and the officers of the Company will continue be the officers of the Company.

      Except as otherwise described in this Offer to Purchase and giving effect to the Merger, the Levy Group has no current plans or proposals or negotiations which relate to or would result in:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any change in the management of the Company or any change in any material term of the employment contract of any executive officer;

•	any material change in the Company’s capitalization, indebtedness or dividend policy;

•	a class of securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

•	any other material change in the Company’s corporate structure or business.

      Following the Merger, the entire equity interest in the Company will be indirectly owned by the Levy Group through the Levy’s Group ownership of Holding. Stockholders of the Company who sell their shares in the Offer will cease to have any equity interest in the Company and any right to participate in its earnings and any future growth. If the Merger is consummated, non-tendering stockholders will no longer have an equity interest in the Company and instead will have only the right to receive cash consideration pursuant to the Merger Agreement. See “Special Factors — The Merger Agreement.” Similarly, after selling their shares in the Offer or the subsequent Merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company.

      The shares are expected to continue trading during the course of the Offer, until the Merger is consummated. However, following the Merger, the shares will no longer be traded on the New York Stock Exchange (the “NYSE”) and price quotations for sales of shares in the public market will no longer be available. Upon completion of the Merger, the registration of the shares under the Exchange Act will terminate, and the Company will no longer file periodic or annual reports. The Company’s officers, directors and the owners of more than 10% of the shares will no longer be subject to the short-swing profit provisions of Section 16(b) of the Exchange Act.

7.     The Merger Agreement

      The following is a summary of the material provisions of the Merger Agreement, a copy of which is attached as Annex A to this Offer to Purchase. The summary is qualified in its entirety by reference to the Merger Agreement. Accordingly, we encourage you to read the entire Merger Agreement. The following summary may not contain all of the information important to you. Capitalized terms not otherwise defined in the following summary or elsewhere in this Offer to Purchase have the meanings set forth in the Merger Agreement.

      The Offer. The Merger Agreement provides for the making of the Offer by Purchaser as promptly as reasonably practicable following the execution of the Merger Agreement. Purchaser’s obligation to accept for payment and pay for shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum

Condition and the other conditions set forth in “The Offer — Conditions of the Offer” (the “Offer Conditions”). Purchaser expressly reserves the right to waive any of the Offer Conditions, provided that, without the prior written consent of the Company (with the approval of the Special Committee), Purchaser may not waive the Minimum Condition below a requirement that the number of Shares validly tendered into the Offer, when added to the Levy Group Shares, is equal to at least 80% of the outstanding Shares and no change or waiver may be made without the prior written consent of the Company (with the approval of the Special Committee), that (i) reduces the Offer Price or the number of Public Shares sought to be purchased, (ii) modifies the form of consideration to be received by holders of Shares in the Offer or (iii) imposes conditions to the Offer in addition to the Offer Conditions or otherwise modifies the Offer Conditions.

      In addition, Purchaser may, without the consent of the Special Committee: (i) extend the Offer from time to time if, at the then-scheduled Expiration Date, any of the Offer Conditions shall have not been satisfied or waived, for an additional 10 business days, or (ii) extend the Offer for any period reasonably believed by Purchaser to be required by any rule, regulation, interpretation or position of the SEC. In addition to the foregoing, Purchaser may provide for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act but Purchaser may not extend the Offer to any date that is later than April 23, 2002 without the prior written consent of the Company (with the approval of the Special Committee) other than extensions described under clause (ii) above, which will in no event require the consent of the Company. If any of the Offer Conditions shall not have been satisfied or waived as of any then-scheduled Expiration Date, Purchaser shall give the Special Committee notice thereof and, if the Special Committee so requests, extend the Offer for an additional number of business days not more than 10 business days per request, provided that the Special Committee may not request further extensions of the Offer beyond April 23, 2002.

      Conditions to the Offer. The Merger Agreement sets forth a number of conditions to the obligation of the Levy Group and Purchaser to consummate the Offer, in addition to the Minimum Condition. See “The Offer — Conditions of the Offer.”

      Recommendation. The NCH Board, acting on the unanimous recommendation of the Special Committee, adopted resolutions by a unanimous vote of those directors present and voting: (i) determining that the Offer Price is fair and the transactions contemplated by the Merger Agreement are in the best interests of the holders of the Public Shares, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby; and (iii) recommending that holders of the Public Shares accept the Offer, tender their shares pursuant to the Offer and, if required by law, approve and adopt the Merger Agreement.

      The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the time at which a Certificate of Merger or, a certificate of ownership and merger, together with any other documents required by law to effectuate the Merger is filed with the Delaware Secretary of State (the “Effective Time”), Purchaser will be merged with and into the Company in accordance with Delaware Law, whereupon the separate existence of Purchaser shall cease and the Company shall be the surviving corporation (the “Surviving Corporation”). The Surviving Corporation will succeed to and assume all of the rights and obligations of both the Company and Purchaser and shall, by operation of law, become liable for all the debts, liabilities and duties of the Company and Purchaser.

      At the Effective Time, (i) each share outstanding immediately prior to the Effective Time (except for shares then owned beneficially or of record by Purchaser or Holding or held in the treasury of the Company and except for dissenting shares), shall be converted into the right to receive the Offer Price or any higher price paid for each share in the Offer, in cash payable to the holder thereof without interest upon surrender of the certificates formerly representing such shares (either, the “Merger Consideration”), (ii) each share issued and outstanding immediately prior to the Effective Time which is then owned beneficially or of record by Purchaser or any member of the Levy Group shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and cease to exist, without any conversion thereof or payment therefor, (iii) each share issued and held in the Company’s treasury immediately prior to the Effective Time shall, by virtue of the Merger, be cancelled and cease to exist, without any conversion thereof or payment therefor, and (iv) each share of Common Stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time, shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchangeable for one fully paid and non-assessable share of the Surviving Corporation, and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

      The Merger Agreement further provides that, at the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated to read in its entirety substantially identically to the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the provisions thereof and as provided under the DGCL, and the By-Laws of Purchaser as in effect immediately prior to the Effective Time shall become the By-Laws of the Surviving Corporation until amended in accordance with applicable law. The directors of Purchaser immediately prior to the Effective Time shall be the directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

      Options and Units of the Company. All options to purchase shares (individually, an “Option” and collectively, the “Options”) outstanding immediately prior to the Effective Time, whether or not then exercisable, shall be canceled and each holder of such Option will be entitled to receive, for each share subject to an Option, an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise price of such Option, payable at the times and subject to the conditions set forth in the Company’s Stock Option Plan. See “Special Factors — Interest of Certain Persons in the Offer and the Merger.”

      All stock participation units (individually, a “Unit” and collectively, the “Units”) awarded pursuant to the Company’s Stock Participation Plan that are outstanding immediately prior to the Effective Time shall be canceled and each holder of such Unit will be entitled to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the base price (as defined in the Stock Participation Plan) of each Unit, multiplied by the number of shares represented by each Unit, payable as soon as practicable after the Effective Time but no later than 30 days after the Effective Time.

      Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties. These include representations and warranties of the Company with respect to, among other things, organization and qualification, capitalization, subsidiaries, authority, SEC filings, governmental approvals and compliance with laws. The Merger Agreement also contains customary representations and warranties of Holding and Purchaser, including, among other things, organization and qualification, capitalization, authority, SEC filings, approvals and financial ability. The representations and warranties contained in the Merger Agreement expire at the Effective Time of the Merger.

      Certain Covenants. The Merger Agreement contains customary covenants of the parties thereto with respect to, among other things:

      Conduct of Business. From the date of the Merger Agreement to the Effective Time, or the earlier termination of the Merger Agreement, the Company has agreed to, and to cause its Subsidiaries to, act and carry on their respective businesses in the ordinary course consistent with past practice.

      Notification of Results. Purchaser has agreed to promptly advise the Company once a sufficient number of shares has been tendered, and not withdrawn, such that the Minimum Condition is satisfied, whereupon (unless one or more of the Offer Conditions has not been fulfilled or waived), Purchaser has agreed to accept and promptly pay for all validly tendered shares. Purchaser shall provide reports of the number of Shares tendered in the Offer upon the reasonable request of the Company, as soon as practicable after any such request is made.

      Stockholder Meeting. If Company stockholder approval of the Merger is required by law, as soon as practicable following the purchase of the shares pursuant to the Offer, the Company, acting through its board and upon the recommendation of the Special Committee, has agreed to take all steps necessary to duly call, set a record date for, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following the acceptance for payment and purchase of shares pursuant to the Offer for the purpose of adopting and approving the Merger Agreement and the transactions contemplated thereby. At such meeting, Purchaser and any affiliate thereof will each vote, or cause to be voted, all shares acquired in the

Offer or otherwise beneficially owned by it on the record date for such special meeting, in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby.

      The Company has also agreed, if required by law for the consummation of the Merger, to prepare and file the Proxy Statement with the SEC, and to use its best efforts to obtain and furnish the information required to be included by the Company in the Proxy Statement and, after consultation with Purchaser, to respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof and cause the Proxy Statement to be mailed to the Company stockholders at the earliest practicable time following the acceptance for payment and purchase of the shares pursuant to the Offer. Subject to the fiduciary duties of the NCH Board, acting upon the recommendation of the Special Committee and after consultation with outside counsel, the Company, through the NCH Board, will (i) recommend that the stockholders vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and the other matters to be submitted to stockholders in connection therewith and (ii) use its best efforts to obtain the necessary approvals by such stockholders of this Agreement and the transactions contemplated thereby.

      Best Efforts. Pursuant to the Merger Agreement and subject to the fiduciary duties of the NCH Board, each of Holding, Purchaser and the Company have agreed to use its best efforts consistent with applicable legal requirements to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary or proper and advisable under applicable laws and regulations to ensure that the conditions set forth in the Merger Agreement are satisfied and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings.

      Announcement and Publicity. Holding, Purchaser, and the Company have agreed that none of them or their respective affiliates will issue any press release or otherwise make any public statement with respect to the Merger Agreement and the transactions contemplated thereby without the prior consent of the other parties (which consent will not be unreasonably withheld), except as may be required by applicable law or NYSE regulation. Each of Holding, Purchaser, and the Company will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any such press release or other public statement with respect to the Merger Agreement and the transactions contemplated thereby whether or not required by law.

      Indemnification. Holding has agreed to, or to cause the Surviving Corporation to, from and after the Effective Time, to the fullest extent permitted under the DGCL, to indemnify and hold harmless each present and former director and officer of the Company (collectively, the “Indemnified Parties”) against any losses in connection with any claim arising out of or pertaining to any facts or events existing or occurring at or prior to the Effective Time (including the Offer and the Merger) for a period of six years after the Effective Time. Holding or the Surviving Corporation shall advance expenses to an Indemnified Party, as incurred, to the fullest extent permitted under applicable law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification. Neither Holding nor the Surviving Corporation shall have any obligation to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final) that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. The certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions on indemnification and advancements that are not less favorable than those of the Company as in effect on the date of the Merger Agreement.

      For six years after the Effective Time, Holding has agreed to cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company with respect to claims arising from or related to facts or events that occurred at or before the Effective Time; provided, however, that Holding shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the annual premiums paid as of the date of the Merger Agreement by the Company for such insurance (such 200% amount, the “Maximum Premium”). If such insurance coverage cannot be obtained, Holding shall maintain the most advantageous policies or extended reporting periods with respect to pre-existing directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium multiplied by six. Holding has agreed, and will cause the Surviving Corporation, not to take any action that would have the effect of limiting the aggregate amount of insurance coverage required to be maintained.

      Holding and Purchaser have agreed that, if any of their successors or assigns (i) merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of their respective properties and assets to any individual, corporation or other entity, then in each such case, proper provisions shall be made so that the successors or assigns of Holding or Purchaser, as the case may be, assume all of the indemnification obligations set forth in the Merger Agreement.

      Notification. Each of Holding, Purchaser and the Company have agreed to give each other prompt written notice of (i) the occurrence, or failure to occur, of any event, which occurrence or failure would cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect at any time, (ii) any material failure of the Company, Holding or Purchaser, as the case may be, or of any affiliate, employee, or agent of the Company, Holding or Purchaser, as the case may be, to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it under the Merger Agreement and (iii) any act, omission to act, event, or occurrence that, with notice, the passage of time, or otherwise, would reasonably be expected to result in a Material Adverse Effect. No such notification will limit or otherwise affect the representations or warranties of the parties or the conditions to the obligations of the parties under the Merger Agreement.

      No New Offers. Each of the members of the Levy Group and each of Purchaser and Holding have agreed that, if the Offer is terminated by Purchaser in accordance with the terms of the Merger Agreement without the purchase of Shares pursuant to the Offer, no such party or its affiliates will make or propose an offer to purchase the Public Shares for a period of 180 days after the date of such termination without the consent of the Company (with the approval of the Special Committee).

      Conditions to the Merger. The respective obligations of Holding, Purchaser and the Company to complete the Merger are subject to the fulfillment of the following conditions, any of which may be waived by the parties in writing, in whole or in part, to the extent permitted by applicable law: (i) the Merger Agreement having been duly approved and adopted, if required by applicable law, by the requisite vote of the stockholders of the Company, (ii) no injunction, order, or other decree of any governmental entity having been issued and (iii) Purchaser having purchased such shares as are validly tendered and not withdrawn pursuant to the Offer.

      Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses; provided, however, that all expenses related to printing, filing and mailing the Proxy Statement, if any, and all SEC and other regulatory fees in connection with the Proxy Statement, if any, and the other offering documents shall be equally shared by the Company and Purchaser.

      Termination. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Expiration Date as follows: (i) by mutual written consent of Purchaser and the Company (with the approval of the Special Committee), provided that no shares have been accepted for payment pursuant to the Offer, (ii) by either Purchaser or the Company (with the approval of the Special Committee) if shares have not been accepted for payment pursuant to the Offer on or prior to the Expiration Date, provided that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in the failure of the Offer to be consummated, (iii) by either Purchaser or the Company (with the approval of the Special Committee) if the Offer shall expire in accordance with the terms of the Offer and the Merger Agreement without any shares having been purchased thereunder and Purchaser shall not have been required by the terms of the Offer or the Merger Agreement to extend the Expiration Date or to purchase any shares pursuant to the Offer, or (iv) by either Purchaser or the Company, if the Board of Directors of the Company, acting upon the recommendation of the Special

Committee, shall have withdrawn or modified in a manner adverse to Purchaser its approval or recommendation of the Merger Agreement or the transactions contemplated thereby, including the Offer or the Merger.

      The Merger Agreement also may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company, by either Purchaser or the Company (with the approval of the Special Committee), if any court of competent jurisdiction in the United States or other governmental agency of competent jurisdiction shall have taken any action restraining, permanently enjoining or otherwise prohibiting the Offer or the Merger, and such action shall have become final and non-appealable.

      In the event of the termination of the Merger Agreement, except for the provisions described in “Expenses,” and “No New Offer” and any liability arising out of a breach of its covenants, agreements or obligations, no party shall have any liability to any other party or its stockholders, directors, or officers, and the Merger Agreement shall become void and have no effect.

      Amendment. Subject to the terms of the Merger Agreement and applicable law, the Merger Agreement may be amended, modified or supplemented only by written agreement of Holding, Purchaser, and the Company at any time prior to the Effective Time.

      Waiver. Subject to the terms of the Merger Agreement and applicable law, each of Holding, Purchaser, or the Company (with the approval of the Special Committee) may (i) extend the time for the performance of any of the obligations or other acts of one or more of the other parties, (ii) waive any inaccuracies in the representations and warranties of or any document provided by one or more of the other parties, or (iii) waive compliance by one or more of the other parties with any of the agreements or conditions contained in the Merger Agreement.

      Contribution of Shares by the Levy Group. Each member of the Levy Group is a party to the Merger Agreement for the sole purpose of agreeing to, and each member has agreed, (i) to contribute to Holding all shares of which such member is the beneficial or record owner, and (ii) if a vote of the stockholders of the Company is required by applicable law to consummate the Merger, to vote the Shares beneficially owned by such member in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby.

8.     Appraisal Rights

      Under Section 262 of the DGCL, any holder of shares at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Merger Consideration pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of its shares at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of such Section 262 of the DGCL.

      The following is a brief summary of the statutory procedures to be followed by a Remaining Shareholder in order to dissent from the Merger and perfect appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Schedule II hereto. Any Remaining Shareholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger is consummated.

      Remaining Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of shares must be delivered to the Secretary of the Company (i) before the taking of the vote on the approval and adoption of the Merger Agreement if the Merger is being consummated following approval thereof at a meeting of the Company’s stockholders (a “Long-Form Merger”) or (ii) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger has been approved and/or is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected without a vote or meeting of the Company’s stockholders either in a Short-Form Merger pursuant to Section 253 of the DGCL or otherwise by stockholder written consent without a meeting of stockholders (both of which are referred to in this discussion as a “Short-Form Merger”). If the Merger is effected as a Long-Form Merger, this written demand for appraisal of shares must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of both a Long-Form Merger and a Short-Form Merger, any stockholder seeking appraisal rights must hold the shares for which appraisal is sought on the date of the making of the demand, continuously hold such shares through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL. Any holder of shares who votes or delivers a written consent in favor of the Merger Agreement, as the case may be, will lose appraisal rights under Section 262.

      In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates representing such stockholder’s shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

      A record owner, such as a broker, who holds shares as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

      Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Joe Cleveland, Secretary, NCH Corporation, 2727 Chemsearch Boulevard, Irving, Texas 75062. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares covered by the demand and that the stockholder is thereby demanding appraisal of such shares. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

      Remaining Stockholders electing to exercise their appraisal rights under Section 262 must not vote for the approval and adoption of the Merger Agreement or consent thereto in writing. Voting or consenting in favor of the approval and adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to approve the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the approval and adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

      Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company as the Surviving Corporation or any stockholder who has complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of the dissenting stockholders. This petition must also be served on the Company as the Surviving Corporation. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by such stockholders, determining the fair value of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation . . . .” The Delaware Supreme Court has construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, the court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

      Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the Merger Consideration if they do seek appraisal of their shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

      Any Remaining Shareholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote the shares subject to such demand for any purpose, or to receive payment of dividends or other distributions on such shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

      At any time within 60 days after the Effective Time, any former holder of shares shall have the right to withdraw his or her demand for appraisal and to accept the Merger Consideration. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease and all stockholders shall be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition, and Holding has no present intention to cause or permit the Company as the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

      Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

      APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

      STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

9.	Transactions and Arrangements Concerning the Shares

      To the knowledge of the Company and Purchaser, no transactions in the shares have been effected during the past 60 days by the Company, Purchaser, any of their respective, affiliates, associates or major subsidiaries, or any person listed in Schedule I.

      Neither Purchaser nor any member of the Levy Group has purchased any shares during the past two years. During the past two years, the Company has purchased in the aggregate approximately 16,000 shares.

      Pursuant to the Limited Liability Company Agreement of Holding and in accordance with the Merger Agreement, the members of the Levy Group will, in connection with the Merger, contribute their shares of NCH to Holding and cause Holding to contribute such shares to Purchaser. Except as set forth in this Offer to Purchase, neither Purchaser nor any member of the Levy Group nor, to Purchaser’s knowledge, any person listed in Schedule I hereto, is a party to any agreement, arrangement or understanding with any other person with respect to any securities of the Company (including, without limitation, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

      In connection with the closing of the Offer and the Merger, the members of the Levy Group intend to enter into an agreement relating to their ownership interests in Holding following the Merger. This agreement is expected to include provisions related to governance, transfer restrictions on their ownership interests in Holding and other matters commonly covered by a stockholders agreement. The terms of any such agreement are the subject of preliminary discussions among the Levy Group members and no definitive agreement has been reached with respect to such matters.

      Except as described in this Offer to Purchase, to Purchaser’s knowledge, during the past two years no negotiations, transactions or material contacts concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of the Company, an election of directors of the Company, or a sale or other transfer of a material amount of assets of the Company, has been entered into or has occurred between (1) Purchaser, Holding, any member of the Levy Group, or any person listed in Schedule I hereto, on the one hand, and the Company or any of its affiliates, on the other hand or (2) any affiliates of the Company or (3) the Company or any of its affiliates and any unaffiliated person with a direct interest therein.

      The Company has not made any underwritten public offering of shares during the past three years.

      The Company has informed Purchaser that, to the best of the Company’s knowledge, after reasonable inquiry, all directors and executive officers of the Company who hold shares, other than the members of the Levy Group, intend to tender shares held by them pursuant to the Offer. Prior to or in connection with the consummation of the Offer, certain members of the Levy Group may sell in the aggregate up to 230,000 shares.

10.     Related Party Transactions

      The Company is a party to certain retirement agreements with Irvin L. Levy, Lester A. Levy, Sr., Lester A. Levy, Jr., Robert M. Levy, Walter M. Levy and John I. Levy. The agreements allow retirement at any time after attainment of age 59 1/2 and provide for lifetime monthly payments with 120 payments guaranteed. Payments may begin upon death, disability or retirement. Total annual payments under the agreements equal $500,000 in the case of Irvin L. Levy and Lester A. Levy, Sr. and $200,000 for each of the other Levy’s, subject to adjustment each year for increases in the United States Consumer Price Index for the preceding year. Lester A. Levy, Sr. began receiving payments under his retirement agreement upon his retirement in the spring of 2000.

11.	Interests of Certain Persons in the Offer and the Merger

      In considering the recommendation of the NCH Board, stockholders of the Company should be aware that certain members of the NCH Board have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. The Special Committee and the NCH Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described under “Special Factors — Recommendation of the Special Committee and the NCH Board; Fairness of the Offer and the Merger.”

     Beneficial Ownership of the Shares

      Schedule I of this Offer to Purchase sets forth information concerning beneficial ownership of shares of the Company as of January 2, 2002 by each of the directors and executive officers of Purchaser. As of January 2, 2002, Purchaser does not own any shares of the Company.

      As of June 27, 2001, the directors and executive officers of the Company (other than members of the Levy Group), as a group, beneficially owned an aggregate of 17,246 shares (representing less than 0.5% of the then outstanding shares). As of June 27, 2001, the members of the Special Committee beneficially owned an aggregate of 14,500 shares (representing less than 0.5 percent of the then outstanding shares). All such shares held by directors and executive officers (other than shares held by members of the Levy Group) will be treated in the Offer and the Merger in the same manner as shares held by the Public Stockholders. In the aggregate, the directors and executive officers of the Company (other than members of the Levy Group) will be entitled to receive approximately $905,415 for their shares upon consummation of the Offer and the Merger and the members of the Special Committee will be entitled to receive an aggregate of approximately $761,250 for their shares upon consummation of the Offer and the Merger. The following is a summary of the share ownership of the directors and executive officers of the Company (other than the Levy Group):

•	Mr. Rawles Fulgham, a director of the Company and the chairman of the Special Committee, owns 2,000 shares of the Company; of such shares, 700 are held by Dallas Bank in trust for the retirement plan and benefit of Mr. Fulgham.

•	Robert L. Blumenthal, a director of the Company, owns 2,683 shares of the Company.

•	Thomas B. Walker, a director of the Company and a member of the Special Committee, owns 10,000 shares of the Company.

•	Jerrold M. Trim, a director of the Company, does not own any shares of the Company.

•	Ronald G. Steinhart, a director of the Company and a member of the Special Committee, owns 2,500 shares of the Company.

•	Joe Cleveland, a Vice President and the Secretary of the Company, owns 63 shares of the Company.

      It is currently contemplated that certain members of the Levy Group may sell up to 230,000 shares in the open market during the Offer period at or below the Offer Price or by tendering into the Offer at the Offer Price. These shares were included when calculating the Levy Group’s ownership of approximately 57.3% of the outstanding shares; if all of such shares are sold, the Levy Group will own approximately 53% of the outstanding shares.

     Management of the Company After the Merger

      After the Merger, it is expected that the current executive officers of the Company will continue in their present positions.

Aggregate Annual Compensation of the Executive Officers of the Company

      As of the date of this Offer to Purchase, the aggregate annual base salary of the executive officers of the Company (including members of the Levy Group) was $3,195,000. The Company does not expect to make any bonus payment to the executive officers of the Company (including members of the Levy Group) for calendar year 2001.

     Treatment of Shares, Options and Other Stock-Based Awards

      Any shares (to the extent not tendered pursuant to the Offer), stock options or other stock-based awards held by any officer of the Company will be converted as described under “Special Factors — The Merger Agreement.”

      Schedule I of this Offer to Purchase sets forth the number of options awarded to the executive officers of the Company and the vesting status of such options. Under the 1980 Non-Qualified Stock Option Plan, the Company may grant options to its employees and officers for up to 1.5 million shares of common stock. The purchase price under the grant may not be less than the market value at the date of grant. The options under this plan are exercisable in equal amounts at the beginning of the second, third and fourth year of their lives and expire after five years.

      The stock option plan has been amended in connection with the merger to provide that upon the Effective Date, all outstanding options, including options held by members of the Levy Group, will be cancelled in exchange for a cash payment equal to the difference between the Offer Price and the per share exercise price of the options. In the case of options which were vested on the effective date of the merger, the cash payment will be made immediately, but in no event later than 30 days after the Effective Date. In the case of options which were not vested on the Effective Date, the cash payment will be made on the date(s) the options would have vested had they not been canceled and subject to the continued employment of the option holder with the Company until such date(s). Interest will be credited on the cash payments for unvested options from the Effective Date through the date of payment and will be compounded semi-annually. In the event that an option holder’s employment is terminated due to death or disability or involuntarily by the Company without cause, the option holder will be entitled to immediate payment.

     Indemnification

      Under the Merger Agreement, the directors and officers of the Company are entitled to certain rights of indemnification and to be insured by the Company as the Surviving Corporation or Holding with respect to certain matters from and after the completion of the Merger. See “Special Factors — The Merger Agreement — Certain Covenants.”

     Special Committee Compensation

      Each member of the Special Committee received $1,500 for attendance, either in person, or by telephone, at each meeting of the Special Committee. The NCH Board and the Special Committee believe that the foregoing payments do not affect the Special Committee’s independence or impartiality.

12.     Deutsche Bank Reports

      Deutsche Bank acted as financial advisor to the Levy Group in connection with the proposed acquisition by Purchaser of the Public Shares. In connection with the Levy Group’s consideration of the proposed acquisition, the Levy Group furnished Deutsche Bank with certain information describing the Company. In conversations and meetings, Deutsche Bank and the Levy Group discussed the proposed acquisition and various alternatives and evaluated preliminary information relative to a potential transaction. On April 4, 2001 and on September 17, 2001, representatives of Deutsche Bank met with members of the Levy Group to review discussion materials that Deutsche Bank had prepared regarding potential strategic alternatives for the Company and the Levy Group, including information related to valuation.

      DEUTSCHE BANK HAS NOT ACTED AS FINANCIAL ADVISOR TO THE COMPANY, THE NCH BOARD OR THE SPECIAL COMMITTEE. DEUTSCHE BANK WAS NOT REQUESTED TO, AND DID NOT, RENDER AN OPINION WITH RESPECT TO THE FAIRNESS OF THE TRANSACTION OR THE CONSIDERATION TO BE PAID IN THE OFFER AND MERGER, OR AS TO VALUATION OR OTHERWISE. THE MATERIALS PREPARED BY DEUTSCHE BANK IN CONNECTION WITH THE ACQUISITION, INCLUDING BUT NOT LIMITED TO THE APRIL 4, 2001 AND THE SEPTEMBER 17, 2001 DISCUSSION MATERIALS, ARE NOT AN OPINION AS

TO THE FAIRNESS TO THE COMPANY OR ITS STOCKHOLDERS OF THE TRANSACTION OR THE CONSIDERATION TO BE PAID IN THE OFFER AND MERGER, DO NOT CONSTITUTE A RECOMMENDATION TO THE COMPANY OR ITS STOCKHOLDERS AS TO THE TRANSACTION, AS TO WHETHER STOCKHOLDERS SHOULD TENDER THEIR SHARES OR AS TO HOW THEY SHOULD VOTE WITH RESPECT TO THE TRANSACTION AND SHOULD NOT BE RELIED ON AS A BASIS FOR ANY INVESTMENT DECISION.

      Copies of the April 4, 2001 and the September 17, 2001 discussion materials are available for inspection and copying at the Company’s principal executive offices at 2727 Chemsearch Boulevard, Irving, Texas 75062, during regular business hours by any interested stockholder of the Company or the stockholder’s representative who has been so designated in writing. We have also filed these materials with the Commission as an exhibit to the tender offer statement on Schedule TO. You may obtain these materials from the Commission in the manner set forth in “The Offer — Certain Information Concerning the Company.”

      In connection with Deutsche Bank’s role as financial advisor to the Levy Group, Deutsche Bank has, among other things:

•	reviewed certain publicly available financial information and other information concerning the Company;

•	reviewed certain financial projections and other information furnished to Deutsche Bank by the Levy Group and the Company;

•	held discussions with members of the senior management of the Company regarding the businesses and prospects of the Company;

•	reviewed the reported prices and trading activity for the shares;

•	compared certain financial and certain stock market information for the Company with similar information for selected companies whose securities are publicly traded;

•	reviewed the financial terms of selected recent business combinations which Deutsche Bank deemed comparable in whole or in part to the proposed going private transaction; and

•	performed such other studies and analyses and considered such other factors as Deutsche Bank deemed appropriate.

      Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information concerning the Company, whether publicly available or furnished to Deutsche Bank, including, without limitation, any financial information, forecasts or projections, considered in connection with the preparation and presentation of the information materials. Accordingly, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank, in its role as financial advisor to the Levy Group, did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of the Company. With respect to the financial forecasts and projections made available to Deutsche Bank by the Levy Group and used in Deutsche Bank’s analysis, Deutsche Bank assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of members of the management of the Company as to the matters covered by them. Deutsche Bank expressed no view as to the reasonableness of the financial forecasts and projections, or the assumptions on which they are based. The April 4, 2001 and the September 17, 2001 discussion materials prepared and presented by Deutsche Bank were based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank, as of April 3, 2001 and September 10, 2001, respectively.

      The following is a summary of the material financial analyses used by Deutsche Bank in preparing the April 4, 2001 and the September 17, 2001 discussion materials and does not purport to be a complete description of the analyses performed by Deutsche Bank. The following quantitative information, to the extent it is based on market data, is based on market data as it existed at or about April 3, 2001 and September 10, 2001, respectively, and is not necessarily indicative of current market conditions. You should understand that the order of analyses and the results derived from these analyses described below do not represent relative importance or weight given to these analyses by Deutsche Bank.

     Summary of the April 4, 2001 Discussion Materials

      Review of Strategic and Financial Alternatives. Deutsche Bank reviewed various strategic and financial alternatives for the Company that take into account the Levy Group’s desire to retain control of the Company. The alternatives reviewed included acquisitions, divestitures, a recapitalization transaction, share repurchases, a going private transaction and continuation of the business as is.

      Review of the Company’s Projections. Deutsche Bank reviewed the Company’s projections, including revenue growth, EBITDA margins, operating income margins and net income margins. In addition, Deutsche Bank reviewed a summary of selected balance sheet data including cash and marketable securities, total debt including retirement and deferred compensation balances and equity.

      Overview of Going Private Transaction. The discussion materials described in summary form the process of a going private transaction along with the associated timetable and issues for consideration. In addition, Deutsche Bank presented a going private sensitivity analysis using a range of prices from $45.00 to $70.00 per share and calculated applicable financial metrics based upon this range, including revenue, EBITDA, EBIT and net income multiples for the twelve months ended January 31, 2001.

      Historical Stock Performance and Stockholder Base. The discussion materials reflected Deutsche Bank’s analysis of the historical trading of the Company’s common stock relative to certain industry indices, the price/volume relationship of the last twelve months trading in the Company’s common stock, as well as the liquidity of the Company’s common stock and an analysis of the Company’s stockholder base.

      Going Private Transaction Premiums. Deutsche Bank reviewed and analyzed the financial terms, to the extent publicly available, of twenty-one going private transactions completed since September 1, 1996, in which at least 20% but not more than 50% of the target was being acquired. Deutsche Bank determined that the selected going private transactions were effected at a premium to the acquired companies’ per share market price 1 day, 5 days and 30 days prior to the announcement of the transaction. The following table summarizes the results of this analysis:

Premiums for Selected
Transactions with
Significant Shareholders

1 day	4.7% – 135.1%
5 days	11.5% – 135.1%
30 days	11.2% – 133.8%

(1)	Source: Factset and SDC. Premiums based on trading prices 1 day, 5 trading days and 30 trading days prior to announcement of the relative transaction.

      Analysis of Selected Companies and Precedent Transaction Analysis. Deutsche Bank reviewed and analyzed certain financial information for the Company and for several public companies in the diversified industrial services industry, which Deutsche Bank deemed to be comparable, in whole or in part, to the operations of the Company.

      Additionally, Deutsche Bank reviewed and analyzed the financial terms, to the extent publicly available, of several transactions involving companies in the diversified industrial services industry. The results of this analysis are summarized below:

TEV(1) as a Multiple
Selected Valuation Metrics	of EBITDA(2)

Selected public companies (high-low multiples):
Companies with equity market capitalization of less than $1.0 billion	4.4x – 5.6x
Companies with equity market capitalization of greater than $1.0 billion	7.6x – 12.9x
Selected transactions (high-low multiples):	5.7x – 10.7x

(1)	Total enterprise value (TEV) equals equity value plus total debt less cash and equivalents.

(2)	Latest twelve months (LTM) earnings before interest, taxes, depreciation and amortization (EBITDA).

      Discounted Cash Flow Analysis. Deutsche Bank performed a discounted cash flow analysis, using the financial forecasts prepared by the management of NCH. The discounted cash flow analysis determined the discounted present value of the unleveraged after-tax cash flows generated over a five-year period and then added a discounted terminal value based upon ranges of EBITDA of 6.0x to 8.0x. The unleveraged after-tax cash flows and terminal values were discounted using a range of discount rates of 11% to 15% that Deutsche Bank deemed appropriate, based upon NCH’s weighted average cost of capital. The discounted cash flow analysis resulted in a per share valuation range of $46.44 to $68.45.

     Summary of the September 17, 2001 Discussion Materials

      Review of the Company’s Projections. Deutsche Bank reviewed the Company’s July 2001 projections, including revenue growth, EBITDA margins, operating income margins and net income margins. In addition, Deutsche Bank reviewed a summary of selected balance sheet data, including cash and marketable securities, total debt including retirement and deferred compensation balances and equity.

      Overview of Going Private Transaction. Deutsche Bank described in summary form a tentative going private transaction timetable. In addition, Deutsche Bank presented a going private sensitivity analysis using a range of prices from $45.00 to $57.50 per share and determined applicable financial metrics based upon this range, including revenue, EBITDA, EBIT and net income multiples for the twelve months ended July 31, 2001.

      Going Private Illustrative Analysis. Deutsche Bank presented an illustrative going-private transaction at a hypothetical purchase price per share of $50.00. The materials included sources and uses for the transaction as well as the associated summary income statement, balance sheet and cash flow statements.

      Review of the Company’s Market Performance and Shareholder Base. Deutsche Bank reviewed the market valuation of the Company as of September 10, 2001, including average, 52-week high and 52-week low prices, equity value and enterprise value as well as the implied revenue, EBITDA and net income multiples for the twelve months ended July 31, 2001 and estimated fiscal year 2002. In addition, the following analyses were presented: one-and two-year trading bands, annotated share price performance since September 10, 2000, shareholder ownership analysis, shareholder profile and liquidity analysis and a historical institutional ownership.

      The foregoing summary describes analyses and factors that Deutsche Bank deemed material in its presentation at the April 4, 2001 and the September 17, 2001 meetings, but it is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with the presentation and its role as financial advisor to the Levy Group. The determination of approaches to valuation in an acquisition is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of the analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the presentation.

      The terms of the Offer and Merger under the Merger Agreement were determined through negotiations between the Levy Group and the Special Committee and their respective representatives. Although Deutsche Bank provided advice to the Levy Group during the course of these negotiations, the decision to enter into the Merger Agreement was solely that of the Levy Group and the Special Committee. Deutsche Bank’s advice was only one of a number of factors taken into consideration by the Levy Group in making their determination to approve the transaction.

      The Levy Group selected Deutsche Bank, an affiliate of Deutsche Bank AG, which together with its affiliates comprises the Deutsche Bank Group, as financial advisor in connection with the proposed acquisition by the Levy Group of the Company based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. The Levy Group retained Deutsche Bank under an engagement letter dated March 15, 2001. As compensation for Deutsche Bank’s services in connection with the proposed acquisition, a cash fee of $100,000 became payable by the Levy Group to Deutsche Bank upon the delivery by Deutsche Bank of the April 4, 2001, Discussion Materials to the Levy Group. Contingent on the consummation of the Offer and Merger, the Levy Group will pay Deutsche Bank a fee of approximately $1,150,000. Regardless of whether the Offer or the Merger is consummated, the Levy Group has agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank’s counsel and all of Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the transaction or otherwise arising out of the retention of Deutsche Bank under the engagement letter. The Levy Group and certain of their affiliates have also agreed to indemnify members of Deutsche Bank Group and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the merger.

      Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. One or more members of the Deutsche Bank Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to the Levy Group, the Company and their respective affiliates for which one or more members of the Deutsche Bank Group have received compensation.

III.     THE OFFER

1.     Terms of the Offer; Expiration Date

      Purchaser will accept for payment and pay for all shares that are validly tendered prior to the Expiration Date and not withdrawn, pursuant to the terms and subject to the conditions set forth in the Offer.

      “Expiration Date” means 12:00 Midnight, New York City time, on Monday, February 4, 2002, unless Purchaser extends the period of time for which the Offer is open under the terms set forth in the Merger Agreement, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

2.     Extension of Tender Period; Termination; Amendment

      Purchaser may, without the consent of the Special Committee: (i) extend the Offer from time to time if, at the then-scheduled expiration of the Offer, any of the Offer Conditions have not been satisfied or waived, with each such extension period not to exceed 10 business days, (ii) extend the Offer for any period reasonably believed by Purchaser to be required by any rule, regulation, interpretation or position of the SEC, (iii) provide for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act, and (iv) if any of the Offer Conditions shall not have been satisfied or waived as of any then-scheduled expiration of the Offer, the Special Committee may require Purchaser to extend the Offer for no more than 10 days.

      Purchaser may not extend the Offer to any date that is later than April 23, 2002 without the prior written consent of the Company (with the approval of the Special Committee) other than extensions described under clause (ii) of the preceding paragraph, which will in no event require the consent of the Company, and the Special Committee may not request further extensions of the Offer described under clause (iv) of the preceding sentence beyond April 23, 2002.

      Pursuant to the terms of the Merger Agreement, Purchaser may waive any of the Offer Conditions or increase the Offer Price, provided that no change or waiver may be made without the prior written consent of the Company (with the approval of the Special Committee) that (i) reduces the Offer Price or the number of the Public Shares sought to be purchased, (ii) modifies the form of consideration to be received by Public Stockholders, (iii) imposes conditions to the Offer in addition to the Offer Conditions or modifies the Offer Conditions or (iv) waives the Minimum Condition below 80%.

      Subject to the Merger Agreement, if Purchaser makes a material change in the information concerning the Offer or waives any material Offer Conditions, Purchaser will disseminate additional tender offer materials (including by public announcement as set forth in the next paragraph) and extend the Offer to the extent required by Rules 14d-4(d) and 14e-1 under the Exchange Act. These rules generally provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten business day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, Purchaser increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of the Public Shares, Purchaser will extend the Offer at least until the expiration of such tenth business day. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

      Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement, in the case of an extension of the Offer, to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act and subject to the provisions of the Merger Agreement, including as set forth in “Special Factors — The Merger Agreement.” Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes in the information published, sent or given to any stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which we may choose to make any public announcement, we have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release.

      Extension of the time during which the Offer is open, or delay in acceptance for payment of or payment for shares pursuant to the Offer by Purchaser for any reason does not prejudice the rights of Purchaser under the Offer and the Depositary may retain tendered shares on behalf of Purchaser and those shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under “The Offer — Withdrawal Rights.” However, delaying the payment for shares that have been accepted for payment is limited by (i) Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer and (ii) the terms of the Merger Agreement, which require that, on the terms and subject to prior satisfaction (or waiver) of the Offer Conditions, Purchaser must accept for payment and pay for shares promptly after the Expiration Date.

      The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of the Public Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of the Public Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of the Public Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

3.     Acceptance for Payment and Payment

      Pursuant to the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, purchase and pay for all Public Shares which have been validly tendered and not properly withdrawn pursuant to the Offer at the earliest time following expiration of the Offer when all conditions to the Offer described in “The Offer — Conditions of the Offer” have been satisfied or waived by Purchaser. Subject to the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered shares promptly after termination or withdrawal of the Offer), Purchaser expressly reserves the right to delay the acceptance for payment of or the payment for any tendered shares in order to comply in whole or in part with any applicable laws. Purchaser’s acceptance for payment of tendered shares is irrevocable.

      For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) tendered shares when, as and if Purchaser gives to the Depositary oral or written notice of Purchaser’s acceptance of Public Shares pursuant to the Offer. Payment for shares accepted pursuant to the Offer will be made by deposit of the purchase price for the shares with the Depositary, which will act as agent for the purposes of receiving payments from Purchaser and transmitting such payments to holders of the Public Shares. In all cases, payment for shares accepted for payment pursuant to the Offer will be made only after (i) timely receipt by the Depositary of certificates for such shares (or of a confirmation of a book-entry transfer of such shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer — Procedure for Tendering Shares”)), (ii) a properly completed and duly executed Letter of Transmittal with any required signature guarantees or (iii) in the event of a transfer of ownership of shares which is not registered in the transfer records of the Company, payment may be made to a transferee if the certificate representing such shares is presented to the Payment Agent accompanied by all documents required to effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Accordingly, payment may be made to tendering stockholders at different times if delivery of the shares and other required documents occurs at different times. For a description of the procedure for tendering shares pursuant to the Offer, see “The Offer — Procedure for Tendering Shares.”

      Under no circumstances will Purchaser pay interest on the purchase price paid for shares pursuant to the Offer, regardless of any extension of the Offer or delay in making such payment.

      If, prior to the Expiration Date, Purchaser increases the Offer Price, Purchaser will pay the increased Offer Price to all holders of the Public Shares that are purchased in the Offer, whether or not the Public Shares were tendered before or after the increase in the Offer Price.

      Purchaser reserves the right to transfer or assign, in whole or in part, from time to time, to one or more direct or indirect subsidiaries of Holding, the right to purchase all or any portion of the shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for the shares validly tendered and accepted for payment pursuant to the Offer.

      If any tendered shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted representing more shares than are tendered, certificates representing shares not tendered or not accepted for purchase will be returned to the tendering stockholder, or such other person as the tendering stockholder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, termination or withdrawal of the Offer. In the case of shares delivered by book-entry transfer into the

Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedures set forth in “The Offer — Procedure for Tendering Shares,” such shares will be credited to such account maintained at a Book-Entry Transfer Facility as the tendering stockholder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, termination or withdrawal of the Offer. If no such instructions are given with respect to shares delivered by book-entry transfer, any such shares not tendered or not purchased will be returned by crediting the account at the Book-Entry Transfer Facility designated in the Letter of Transmittal as the account from which such shares were delivered.

4.     Procedure for Tendering Shares

      Valid Tenders. To tender Public Shares pursuant to the Offer, a stockholder must comply with one of the following: (i) a properly completed and duly executed Letter of Transmittal in accordance with the instructions of the Letter of Transmittal, with any required signature guarantee, certificates for the Public Shares to be tendered and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, (ii) such Public Shares must be properly delivered pursuant to the procedures for book-entry transfer, as described below, and a confirmation of such delivery received by the Depositary, which confirmation must include an Agent’s Message, as defined in the following paragraph, if the tendering stockholder has not delivered a Letter of Transmittal, prior to the Expiration Date, or (iii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

      “Agent’s Message” means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgement from the participant in the Book-Entry Transfer Facility tendering the Public Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce the Letter of Transmittal against the participant.

     Book Entry Delivery

      The Depositary will establish an account with respect to the shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of shares by causing the Book-Entry Transfer Facility to transfer such shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of shares may be effected through book-entry transfer, the Letter of Transmittal properly completed and duly executed together with any required signature guarantees or an Agent’s Message, as defined in the previous paragraph, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

     Signature Guarantees

      No signature guarantee is required on the Letter of Transmittal where Public Shares are tendered (i) by a registered holder of Public Shares who has not completed either the box labeled “Special Delivery Instructions” or the box labeled “Special Payment Instructions” on the Letter of Transmittal or (ii) for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (“STAMP”), the Stock Exchange Medallion Program (“SEMP”) and the New York Stock Exchange Medallion Signature Program (“MSP”), or any other “eligible guarantor institution” as defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing, an “Eligible Institution”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5 of the Letter of Transmittal.

      If a share certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to a person other than the registered holder, or if a share certificate for unpurchased Public Shares is to be issued or returned to a person other than the registered holder, then the share certificate must be endorsed or accompanied by a duly executed stock power, in either case signed exactly as the name of the registered holder appears on the share certificate, with the signature on such share certificate or stock power guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 2 of the Letter of Transmittal.

     Guaranteed Delivery

      If a stockholder desires to tender Public Shares pursuant to the Offer and the share certificates evidencing such holder’s shares are not immediately available or such stockholder cannot deliver the share certificates and all other required documents to the Depository prior to the Expiration Date, or such holder cannot complete the procedure for delivery by book-entry transfer on a timely basis, the stockholder’s Public Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•	the Depositary receives, as described below, a properly completed and duly executed Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by Purchaser, on or prior to the Expiration Date; and

•	the Depositary receives the share certificates (or a Book-Entry Confirmation) evidencing all tendered Public Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal, within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

      The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

      Notwithstanding any other provision of the Offer, Purchaser will pay for Public Shares only after timely receipt by the Depositary of: (i) share certificates representing, or Book-Entry Confirmation with respect to, the Public Shares, (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and (iii) any other documents required by the Letter of Transmittal.

     Appointment

      By executing the Letter of Transmittal as set forth above (including delivery through an Agent’s Message) the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the shares tendered by such stockholder and accepted for payment by Purchaser, and with respect to any and all other shares or other securities or rights issued or issuable in respect of such shares on or after the date of this Offer. All such proxies will be considered coupled with an interest in the tendered shares. Such appointment will be effective if and when, and only to the extent that, Purchaser accepts for payment shares tendered by such stockholder as provided herein. All such powers of attorney and proxies will be irrevocable and will be deemed granted in consideration of the acceptance for payment of shares tendered in accordance with the terms of the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such shares and such other securities or rights prior to such payment will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such shares, including, without limitation, in respect of any annual or special meeting of Company’s stockholders (and any adjournment or postponement thereof), actions by written consent in lieu of any such meeting or otherwise, as each such attorney-in-fact and proxy or his substitute shall in his sole discretion deem proper. Purchaser reserves the right to require that, in order for shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such shares (and any and all Distributions), including voting at any meeting of stockholders.

      Purchaser’s acceptance for payment of Public Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between Purchaser and the tendering stockholder upon the terms and subject to the conditions of the Offer.

     Validity

      All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any or all tenders of any shares determined by it not to be in proper form or the acceptance for payment of which, or payment for which, may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, subject to the provisions of the Merger Agreement, to waive any of the Offer Conditions or any defect or irregularity in the tender of any shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement, Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

5.     Withdrawal Rights

      Tenders of Public Shares made pursuant to the Offer are irrevocable, except that such shares may be withdrawn at any time prior to the Expiration Date if no “subsequent offering period in accordance with Rule 14d-11 under the Exchange Act has been provided. If a subsequent offering period has been provided, Public Shares tendered may not be withdrawn during such period.

      If Purchaser extends the Offer, is delayed in its acceptance for payment of shares, or is unable to accept Public Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless retain tendered such shares on behalf of Purchaser, and such shares may not be withdrawn, except to the extent that tendering stockholders are entitled to and duly exercise their withdrawal rights as described in this Section “The Offer — Withdrawal Rights.” Any such delay will be by an extension of the Offer to the extent required by law.

      For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares and to be withdrawn and (if share certificates have been tendered) the name of the registered holder of such shares, if different from that of the person who tendered such shares. If share certificates representing Public Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such share certificates, the serial numbers shown on such share certificates must be submitted to the Depositary and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Public Shares tendered for the account of an Eligible Institution. If Public Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “The Offer — Procedure for Tendering Shares,” the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Public Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph.

      Withdrawals of Public Shares may not be rescinded. Any shares properly withdrawn will be considered not validly tendered for purposes of the Offer. However, withdrawn Public Shares may be tendered again at any time prior to the Expiration Date by following one of the procedures described in “The Offer — Procedure for Tendering Shares.”

      All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser in its sole discretion, whose determination will be final and binding. None of Purchaser or its respective affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other persons will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

6.     Conditions of the Offer

      The Merger Agreement provides that notwithstanding any other provision of the Offer and the Merger Agreement and subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer and may amend or terminate (but in each case only in accordance with the terms of the Merger Agreement) the Offer or postpone the acceptance for payment, the purchase of, and/or (subject to any such applicable rules and regulations of the SEC) payment for, Shares if at any time on or after the date of the Merger Agreement and at the time of acceptance for payment for any such Shares (whether or not any Shares shall theretofore have been accepted for payment or paid pursuant to the Offer) any of the following conditions exists (capitalized terms in this section that are not defined in this section or elsewhere in this Offer to Purchase have the meanings given to them in the Merger Agreement):

(a) the Minimum Condition shall not have been satisfied;

(b) financing for the Offer and the Merger shall not have been obtained on terms and conditions reasonably satisfactory to Purchaser taking into consideration the terms set forth in the debt commitment letter dated October 16, 2001 from Bank of America, N.A. and Banc of America Securities LLC, as amended by letters dated November 8, 2001 and December 10, 2001, respectively;

(c) there shall be pending any action or proceeding by any governmental entity or administrative agency before any governmental entity, administrative agency or court of competent jurisdiction, domestic or foreign, or there shall be in effect any judgment, decree or order of any governmental entity, administrative agency or court of competent jurisdiction, or any other legal restraint, (i) preventing or seeking to prevent consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (ii) prohibiting or seeking to prohibit or limiting or seeking to limit Purchaser from exercising any material rights and privileges pertaining to the ownership of the Shares, or (iii) compelling or seeking to compel any party or any of its Subsidiaries to dispose of or hold separate all or any portion of their business or assets that is material in relation to the consolidated business or assets of any party and their respective Subsidiaries, in each case as a result of the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

(d) there shall have occurred any fact or circumstances that has had, or would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(e) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the NYSE or in the over-the-counter market, (ii) an aggregate decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard and Poor’s 500 index from that existing at the close of business on December 24, 2001, (iii) any declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iv) any material limitation by any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency in the United States (whether or not mandatory) that materially affects the extension of credit generally by bank or other financial institutions, or (v) any commencement of a war involving the United States or any commencement of armed hostilities or other national or international calamity directly or indirectly involving the

United States (other than any hostilities existing as of the date of the Merger Agreement or relating to hostilities existing as of the date of the Merger Agreement) that has had or would reasonably expected to have a material adverse effect on bank syndication or financial markets in the United States, or in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(f) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to Material Adverse Effect shall not be true and correct or and such representations and warranties that are not so qualified shall not be true and correct in any material, in each case as if such representations and warranties were made at the time of such determination;

(g) the Company (with the approval of the Special Committee) shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement except for such failures to perform as have had not or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(h) the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of the Company (with the approval of the Special Committee);

(i) the Special Committee and/or the NCH Board (with the approval of the Special Committee) shall have withdrawn or modified in any manner adverse to Purchaser its approval or recommendation of the Merger Agreement, the Offer or the Merger;

(j) any material approval, permit, authorization, consent or waiting period of any domestic, foreign or supranational governmental, administrative or regulatory agency (federal, state, local, provincial or otherwise) located or having jurisdiction within the United States or any country or economic region in which either the Company or Purchaser, directly or indirectly, has material assets or operations, shall not have been obtained or satisfied and such failure impairs the ability of Purchaser to consummate the Offer and the Merger or makes such consummation materially more costly; or

(k) there shall have been a subsequent development in the actions that are the subject of the Memorandum of Understanding, dated December 23, 2001, entered into by counsel on behalf of the stockholders named as plaintiffs in such actions and the directors of the Company named as defendants in such actions or the action that is the subject of the Rule 11 Agreement Concerning Abatement of All Proceedings, dated December 23, 2001, entered into by counsel on behalf of the stockholder named in such action and the directors of the Company named in such action or there shall have been instituted any new action or proceeding subsequent to December 24, 2001 that, in each case, would reasonably be expected, individually or in the aggregate, to (i) have a Material Adverse Effect or (ii) make materially more costly (A) the making of the Offer, (B) the purchase of Shares pursuant to the Offer or (C) the consummation of the Merger which, in the reasonable judgment of Purchaser with respect to each and every matter referred to above and regardless of the circumstances (including any action or inaction by Purchaser or any of its affiliates not inconsistent with the terms hereof) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares or to proceed with the Merger.

      The foregoing conditions are for the sole benefit of Purchaser and may be waived by Purchaser, in whole or in part, at any time and from time to time, in the reasonable discretion of Purchaser. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

IV.     OTHER MATTERS RELATING TO THE OFFER AND THE MERGER

1.     Certain Information Concerning the Company

     General

      The Company and its subsidiaries market an extensive line of maintenance, repair and supply products to customers throughout the world, with $679.7 million in net sales from continuing operations for fiscal year 2001. The Company has a worldwide operation through subsidiaries in Europe, Canada, Latin America, Australia and the Far East, with its headquarters in the U.S. The Company’s products include chemical specialties, fasteners, welding alloys, and plumbing parts. These products are marketed principally through the Company’s own sales force. Sales are generally consistent throughout the year, with no significant seasonal fluctuations. The market for the Company’s products is extremely competitive; however, the Company believes that no one enterprise or group of enterprises has a dominant or preeminent position in, or significant percentage of, the market. The address and phone number of the Company’s principal executive office are 2727 Chemsearch Boulevard, Irving, Texas 75062, (972) 438-0211.

     Available Information

      The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at SEC’s Public Reference Room, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials should also be available for inspection and copying at the regional office of the SEC located at Citicorp Center, Suite 1400, 500 W. Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

      Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although Purchaser and the Levy Group have no knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, none of Purchaser or any member of the Levy Group takes any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Purchaser.

     Selected Financial Information

      Set forth below is certain selected historical consolidated financial information with respect to the Company, excerpted or derived from the audited financial statements contained in the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2001 (the “Company’s 10-K”); and the unaudited financial statements contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2001 (the “Company’s 10-Q”), each filed with the SEC pursuant to the Exchange Act. The financial statements of the Company are incorporated herein by reference to its Form 10-K for the years ending April 30, 1999, April 30, 2000, and April 30, 2001 and to its Form 10-Q for the quarter ending October 31, 2001. The financial information that follows is qualified in its entirety by reference to the Company’s 10-K and the Company’s 10-Q and other documents filed by the Company with the SEC which contain comprehensive financial information. The Company’s 10-K and the October 31, 2001 10-Q and such other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth above.

NCH CORPORATION AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(in thousands except per share data)
Years Ended April 30,

	Six Months Ended
	October 31,		Year Ended April 30,

	2001	2000	2001	2000	1999

	(In thousands except per share data)
Net Sales	$338,149	$354,407	$679,718	$725,990	$725,353
Income from Continuing Operations	$11,987	$20,132	$30,129	$18,374	$22,396
Earnings Per Share from Continuing Operations
Basic	$2.26	$3.77	$5.66	$3.40	$3.92
Diluted	$2.25	$3.77	$5.65	$3.39	$3.91
Current Ratio	4.1 to 1	3.7 to 1	3.7 to 1	3.3 to 1	2.7 to 1
Total Assets	$417,723	$426,239	$425,504	$427,149	$429,742
Long-Term Debt	$16	$13,609	$4,992	$12,049	$1,104
Retirement & Deferred Compensation Plans	$114,634	$116,491	$114,599	$115,344	$115,162
Cash Dividends Declared Per Share	$0.70	$0.70	$1.40	$1.40	$1.40
Book Value Per Share	$43.21	$40.84	$41.77	$39.31	$36.56

Note:	Amount for prior years have been restated as applicable to reflect the discontinuation of DBS Service Group and the reclassification of shipping and handling revenue and costs.

     Certain Projections

      In connection with the determination by the Levy Group to make the Offer and the evaluation of the Offer by the Special Committee, the Company provided to the Levy Group, Deutsche Bank and DrKW certain information about the Company and its financial performance which is not publicly available. This information included three forecasts of potential financial performance of the Company (without regard to the impact on the Company of a transaction with Purchaser) for the remainder of the Company’s current fiscal year, which will end April 30, 2002, and the following fiscal years up to and including 2006. The projections were prepared by senior management of the Company.

      The first two sets of projections provided to the Levy Group, Deutsche Bank and DrKW based on information as of April 4 and July 25, 2001 included, among other things, the following forecasts:

NCH CORPORATION

SUMMARY PROJECTED INCOME STATEMENT DATA

(forecast as of April 4, 2001)

	(FYE April 30; $ in millions)
	2002	2003	2004	2005	2006

Net Sales	$650.7	$673.2	$701.6	$725.2	$751.4
EBITDA	55.7	57.7	60.6	63.1	65.8
Operating Income	41.7	43.6	46.4	48.4	50.7

Net Income from Continuing Operations	$29.5	$31.6	$34.4	$36.8	$39.4

NCH CORPORATION

SUMMARY PROJECTED INCOME STATEMENT DATA

(forecast as of July 25, 2001)

	(FYE April 30; $ in millions)
	2002	2003	2004	2005	2006

Net Sales	$642.1	$647.2	$669.6	$697.4	$727.2
EBITDA	46.0	50.4	54.9	59.4	63.7
Operating Income	31.9	36.3	40.7	44.7	48.3

Net Income from Continuing Operations	$22.1	$26.4	$30.0	$33.4	$36.7

      At the October 22, 2001 due diligence meeting in Dallas, the Company provided DrKW and Deutsche Bank with a revised set of projections, which reflected the Company’s performance for the fiscal year ended April 30, 2001 and for the first quarter ended July 31, 2001 and senior management’s assessment of the impact that the trends in the Company’s performance during the three months ended July 31, 2001 and the current economic environment, would have on the Company’s future performance. The revised projections also included revised treatment of expenses associated with the Company’s deferred compensation plan based on further evaluations of those expenses. The revised projections as of October 22, 2001 included the following information:

NCH CORPORATION

SUMMARY PROJECTED INCOME STATEMENT DATA

(forecast as of October 22, 2001)

	(FYE April 30; $ in millions)
	2002	2003	2004	2005	2006

Net Sales	$625.8	$647.3	$669.6	$697.4	$727.1
EBITDA	43.6	48.9	53.4	59.6	63.8
Operating Income	29.5	34.8	39.2	44.8	48.4

Net Income from Continuing Operations	$18.8	$22.4	$25.2	$28.9	$31.3

      The projections were not prepared by the Company with a view to public disclosure or compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for Prospective Financial Information or generally accepted accounting principles. The Company’s certified public accountants have not examined or compiled any of the projections. The projections were not prepared with the approval of the NCH Board. The projections are included herein to give the Company’s stockholders access to information that was not publicly available and that was provided to the Levy Group and the Special Committee.

      The projections are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those statements and should be read with caution. The projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, the projections were not prepared by the Company in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by management of the Company with respect to, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, cost of goods sold, operating and other revenues and expenses, capital expenditures and working capital of the Company, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The Company’s operations are subject to various additional risks and uncertainties resulting form its position as a supplier to the United States government and its agencies; the potential adverse impact of the Company’s substantial indebtedness incurred in connection with the Offer and the Merger, including restrictions and remedies, available in the related debt covenant; actual outcomes are dependent upon factors, including, without limitation, the Company’s successful performance of internal plans; technological innovation; interest rates; pricing; currency movements; budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions; the ability of the Company to retain clients and obtain new clients on satisfactory terms, and other factors described from time to time in the Company’s filings with the SEC. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate, and actual results may be materially deviate from those contained in the projections. In addition, the projections do not take into account any of the transactions contemplated by the Merger Agreement, including the Offer and the Merger. These events may cause actual results to differ materially from the projections.

      It should be noted that the Private Securities Litigation Reform Act of 1995 does not apply to nor protect forward-looking statements made in connection with a tender offer.

      For these reasons, as well as the bases and assumptions on which the projections were compiled by the Company, the inclusion of such projections herein should not be regarded as an indication that the Company or the Levy Group or any of their respective affiliates or representatives considers such information to be an accurate prediction of future events, and the projections should not be relied on as such. None of such persons assumes any responsibility for the reasonableness, completeness, accuracy or reliability of such projections. No party nor any of their respective affiliates or representatives has made, or makes, any representation to any person regarding the information contained in the projections and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even in the event that any or all of the assumptions are shown to be in error.

2.     Certain Information Concerning Purchaser and the Levy Group

      Purchaser is a Delaware corporation incorporated on September 26, 2001 for the purpose of acquiring all the outstanding shares of the Company. All outstanding shares of Common Stock of Purchaser are owned by Holding. Purchaser has not engaged in any activities other than in connection with or as contemplated by the Merger Agreement or in connection with arranging financing required to consummate the transactions contemplated by the Merger Agreement. Until immediately prior to the time Purchaser purchases shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or, as described above, engage in any activities other than those incidental to Purchaser’s formation and capitalization and the transactions contemplated by the Offer. Purchaser’s business address is 2727 Chemsearch Boulevard, Irving, Texas 75062.

      The name, business address, principal occupation or employment, five year employment history and citizenship of each director and executive officer of Purchaser and of the other members of the Levy Group and certain other information are set forth on Schedule I.

3.     Source and Amount of Funds

      The Levy Group estimates that the total amount of funds required to purchase all the Public Shares pursuant to the Offer and the Merger (including up to 230,000 shares that may be sold by certain members of the Levy Group) and to pay related fees and expenses will be approximately $139.0 million. The Offer and the Merger are conditioned on obtaining financing. Holding and Purchaser have received a letter (together with the related term sheet, the “Commitment Letter”), dated October 16, 2001, as amended through the date hereof, from BOA and Banc of America Securities LLC (“BAS”). A copy of the Commitment Letter is filed as an exhibit to the Schedule TO and incorporated herein by reference, and the following summary of the Commitment Letter is qualified in its entirety by reference thereto. As used in this summary, the term “Borrower” refers (i) prior to the Merger to Purchaser and (ii) subsequent to the Merger to the Surviving Corporation. Pursuant to the Commitment Letter (i) BOA has committed to provide Borrower with financing in an aggregate principal amount of $130 million to finance the Offer and Merger and related fees and expenses (the “Credit Facility”), and (ii) BAS has advised Borrower of its willingness to act as lead arranger and book manager and to form a syndicate of lenders for the Credit Facility. The commitments under the Commitment Letter will terminate on March 15, 2002, unless the Credit Facility is closed by such time. The Credit Facility consists of an $80 million revolving credit facility and a $50 million term loan facility. The initial proceeds of the Credit Facility will be used solely to acquire shares in the Offer and the Merger and to pay any related expenses. The proceeds of subsequent borrowings under the Credit Facility will be used for general corporate purposes of the Company. The Credit Facility will contain usual and customary affirmative and negative covenants.

      Interest rates for the Credit Facility will be LIBOR or the Alternate Base Rate (defined as the higher of BOA prime rate and the Federal Funds Effective Rate plus 0.50%), at the election of Borrower, in each case plus spreads depending upon a schedule of Borrower’s funded debt to EBITDA ratio. The applicable spread on LIBOR loans under the Credit Facility is currently expected to vary between 1.25% and 2.25%, and the applicable spread on base rate loans under the Credit Facility is currently expected to vary between 0% and 0.75%. Borrower may elect periods of one, two, three or six months for LIBOR borrowings under the Credit Facility. In addition, the Borrower is currently expected pay a commitment fee on the unused portion of the revolving credit commitment, that is currently expected to vary between 0.250% and 0.50%, depending on the Borrower’s funded debt to EBITDA ratio.

      The closing of the Credit Facility and the initial borrowings under the Credit Facility will be subject to the satisfaction of certain customary conditions precedent.

      In addition, the commitments with respect to the Credit Facility and the Commitment Letter are contingent upon the absence of any material adverse condition arising after October 16, 2001 in the loan syndication market or in the financial, banking or capital markets generally that, in BOA’s and BAS’s reasonable judgment, would impair the syndication of the Credit Facility. The Credit Facility is currently expected to be secured by (i) all the capital stock of Borrower and each of the domestic subsidiaries (direct or indirect) of Borrower and 65% of the issued and outstanding capital stock of each direct foreign subsidiary of Borrower; and (ii) all present and future accounts receivable and inventory of Borrower and its domestic subsidiaries. The Credit Facility will be guaranteed by all existing and future domestic subsidiaries of the Borrower. Borrower anticipates that obligations under the Credit Facility will be repaid from a variety of sources, including, without limitation, funds generated internally by the Borrower and its subsidiaries following the Merger. The source and allocation of various methods of repayment will be determined and may be modified by Borrower based on market conditions and such other factors as Borrower may deem appropriate. The Credit Facility will terminate, and any outstanding borrowings thereunder will mature, five years from the closing of the Credit Facility.

      It is expected that the Credit Facility will be negotiated while the Offer is outstanding and signed on or before the Expiration Date. No alternate financing plans exist.

4.	Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration Under the Exchange Act

      Market for the Shares. The purchase of shares by Purchaser pursuant to the Offer will reduce the number of shares that might otherwise trade publicly and will reduce the number of holders of shares, which, depending upon the number of shares so purchased, could adversely affect the liquidity and market value of the remaining shares held by the public. Following consummation of the Offer, unless the Minimum Condition is waived or amended as permitted by the Merger Agreement, more than a simple majority of the outstanding shares will be owned by Purchaser. Purchaser cannot predict whether the reduction in the number of shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares or whether it would cause future market prices to be greater or less than the Offer Price.

      Stock Quotation. The shares are traded on the NYSE. Listing the public shares on the NYSE is voluntary, so the Company may terminate such listing at any time. Depending upon the number of shares purchased pursuant to the Offer, the shares may no longer meet the requirements of the NYSE for continued inclusion on the NYSE. According to its published guidelines, the NYSE would give consideration to delisting the shares if, among other things, the number of publicly held shares falls below 600,000, the number of holders of round lots of shares falls below 400 (or below 1,200 if the average monthly trading volume is below 100,000 for the last twelve months). Public Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of more than 10% or more of the shares, ordinarily will not be considered as being publicly held for this purpose. If the NYSE were to cease to publish quotations for the shares, it is possible that the shares would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of such shares or whether it would cause future market prices to be greater or less than the Offer Price.

      Exchange Act Registration. The shares are currently registered under the Exchange Act. Registration of the shares under the Exchange Act may be terminated upon application of the Company to the Commission if the shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended (the “Securities Act”), may be impaired or eliminated. Purchaser believes that the purchase of the Public Shares and pursuant to the Offer may result in the Public Shares becoming eligible for deregistration under the Exchange Act and it would be the intention of Purchaser to cause the Company to make an application for termination of registration of the Public Shares.

      Margin Regulations. The shares presently are “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding stock exchange listing and market quotations, it is possible that, following the Offer, the shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the shares under the Exchange Act were terminated, the shares would no longer constitute “margin securities.”

5.     Certain Legal Matters; Regulatory Approvals

     General

      Based on Purchaser’s examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of shares pursuant to the Offer. Should any such approval or other action be required, we currently contemplate that such approval or other action will be sought. There is, however, no current intent to delay the purchase of shares tendered pursuant to the Offer pending the outcome of any such matter. Our obligation under the Offer to accept for payment and pay for shares is subject to certain conditions. See “The Offer — Conditions of the Offer.”

     State Takeover Laws

      A number of states (including Delaware, where the Company is incorporated), have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between Purchaser or any of its affiliates and the Company and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

      In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a Federal District Court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

      Section 203 of the DGCL (“Section 203”), in general, prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The NCH Board has taken all appropriate actions so that the restrictions of Section 203 will not apply to the Offer and the Merger.

      Purchaser has not determined whether any other state takeover laws or regulations will by their terms apply to the Offer or the Merger, and except as set forth above, Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action taken by Purchaser in connection with the Offer is intended as a waiver of that right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of shares, and Purchaser might be unable to accept for payment or pay for shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered shares. See “The Offer — Conditions of the Offer.”

     Antitrust

      Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC, and certain waiting period requirements have been satisfied. Purchaser has determined that certain exemptions under the HSR Act apply to the Offer and the Merger and therefore no filing with the FTC is required, no information needs to be furnished to the FTC and no waiting period needs to be satisfied.

     Federal Reserve Board Regulations

      Federal Reserve Board Regulations T, U and X promulgated by the Federal Reserve Board place restrictions on the amount of credit that may be extended for the purpose of purchasing margin stock (including the shares) if such credit is secured directly or indirectly by margin stock. Because no borrowings secured by margin stock will be borrowed in order to finance the Offer, Purchaser believes that such regulations are not applicable to the Offer.

     Other Foreign Laws

      The Company has informed Purchaser that the Company and certain of its subsidiaries conduct business in certain foreign countries where regulatory filings or approvals may be required in connection with the consummation of the Offer. Certain of such filings, if required, may not be completed and certain of such approvals, if required, may not be obtained, prior to the expiration of the Offer. However, there is no present intention to delay the acceptance for payment of or the payment for shares pursuant to the Offer pending the completion of such filings and the obtaining of such approvals. There is no assurance that any such approvals would be obtained or that adverse consequences to the Company’s business might not result from a failure to obtain such approvals or conditions that might be imposed in connection therewith.

     Legal Proceedings Relating To The Offer

      Following the public disclosure of the Proposal on October 1, 2001, five purported class actions were filed in the Delaware Court of Chancery and one purported class action was filed in the District Court of Dallas County, Texas. The complaints generally allege that the Levy Group and the Company’s directors breached their fiduciary duties and engaged in self-dealing by making the Proposal. The complaints further allege that the consideration offered in the Proposal is unfair and inadequate. Each complaint seeks certification of a plaintiff class, injunctive relief with respect to the transactions contemplated by the Proposal, rescissory relief if the transactions contemplated by the Proposal are consummated, unspecified compensatory damages, and attorneys’ fees and costs. In addition to naming the Company’s directors as defendants, the lawsuits name the Company as a defendant. A sixth purported class action containing substantially similar allegations was filed in Delaware on November 26, 2001. The six purported class actions pending in the Delaware Court of Chancery are entitled: James Ray et al. v. Robert M. Levy et al., Case No. 19137-NC; Ruth Ellen Miller et al. v. Irvin M. Levy et al., Case No. 19138-NC; Samir Kamal et al. v. Robert M. Levy et al., Case No. 19139-NC; Devorah Greenberg et al. v. Rawles Fulgham et al., Case No. 19140-NC; William Steiner et al. v. Robert M. Levy et al., Case No. 19136-NC; Ronald L. Freed and Randy L. Freed v. Robert M. Levy et al., Case No. 19280. The purported class action pending in the District Court of Dallas County, Texas is entitled: Brickell Partners et al. v. Rawles Fulgham et al., Case No. 01-08642.

      On December 23, 2001, the parties to the Delaware cases described above entered into a memorandum of understanding and the parties to the Texas case described above entered into an agreement to the entry of an order of abatement. Under the terms of the memorandum of understanding and the agreement to the entry of an order of abatement, the parties agreed to settle the lawsuits and dismiss the claims with prejudice on the basis of the increase of the Levy Group’s offer to $52.50 per share. The settlement is subject to confirmatory discovery by the plaintiffs, the drafting and execution of settlement documents, final court approval of the settlement in the Court of Chancery of Delaware, the dismissal with prejudice of the Delaware and Texas lawsuits and the consummation of the Offer and Merger. In addition, the defendants have agreed not to oppose the plaintiffs’ application to the Court of Chancery for an agreed-upon award of attorneys’ fees and expenses.

      In connection with the Offer and the Merger, other than allowing the plaintiffs to conduct confirmatory discovery on NCH, none of Purchaser or the Company has granted to unaffiliated security holders access to their corporate files or arranged for counsel or appraisal services at the expense of Purchaser or the Company.

6.     Certain United States Federal Income Tax Consequences

     Material U.S. Federal Income Tax Considerations

      The following is a summary of the material United States federal income tax consequences that are generally applicable to holders of Public Shares who exchange such shares for cash pursuant to the Offer and to holders of Public Shares who exchange such shares for cash pursuant to the Merger. This discussion is based on currently existing federal income tax laws, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences of the Offer and the Merger that are described below. Stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular stockholders in light of their individual circumstances. For example, this discussion does not address the tax consequences of the Offer and the Merger to stockholders who are dealers in securities, are not United States persons, or do not hold their shares as capital assets. Nor does it address the tax consequences of the Offer or the Merger to stockholders who acquired such shares through the exercise of employee stock options or otherwise as compensation or stockholders who are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”) (such as insurance companies, tax-exempt entities and regulated investment companies). In addition, the following discussion does not address the tax consequences of the Offer or the Merger to the stockholders under foreign, state, or local tax laws. Accordingly, all stockholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Offer and the Merger, including the applicable federal, state, local and foreign tax consequences.

      In general, the receipt of cash by the holders of the Public Shares pursuant to the Offer and/or the Merger will constitute a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, a tendering stockholder would generally recognize gain or loss in an amount equal to the difference between the amount of cash received by the stockholder pursuant to the Offer and/or the Merger and the stockholder’s tax basis for the shares that are tendered and purchased pursuant to the Offer or converted to cash in the Merger. Generally, gain or loss must be calculated separately for each identifiable block of shares of Company stock (i.e., shares acquired at the same cost in a single transaction). If tendered shares are held by a tendering stockholder as capital assets, that gain or loss will be a capital gain or loss. Any such capital gain or loss will be long term if, as of the date of the disposition of its Public Shares, the stockholder held such shares for more than one year, or will be short term if, as of such date, the stockholder held such shares for one year or less. In the case of Company stockholders who are individuals, long term capital gain is currently subject to tax at a favorable tax rate. There are limitations on the deductibility of capital losses.

      Backup United States Federal Income Tax Withholding. Under the United States federal income tax laws, the payments made by the Depositary to stockholders of the Company, pursuant to the Offer and/or the Merger may, under certain circumstances, be subject to backup withholding at a rate of 30%. To avoid backup withholding with respect to payments made pursuant to the Offer and/or the Merger, each stockholder must provide the Depositary with proof of an applicable exemption or a correct taxpayer identification number, and must otherwise comply with the applicable requirements of the backup withholding rules. The Letter of Transmittal provides instructions on how to provide the Depositary with information to prevent backup withholding with respect to cash received pursuant to the Offer and/or the Merger. See Instruction 9 of the Letter of Transmittal. Any amount withheld under the backup withholding rules is not an additional tax. Rather, the tax liability of the persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of tax, a refund may be obtained from the Internal Revenue Service.

      The foregoing is intended as a general summary only. Because the tax consequences to a particular stockholder may differ based on that stockholder’s particular circumstances, each stockholder should consult his or her own tax advisor regarding the tax consequences of the Offer and the Merger.

7.     Price Range of Shares; Dividends

      The shares are listed and principally traded on the NYSE under the symbol “NCH.” The following table sets forth for the periods indicated the high and low sales prices per share on the NYSE based on published financial sources.

NCH Corporation Common Stock

	High	Low

Calendar 2000
First Quarter	47.00	39.00
Second Quarter	45.62	35.12
Third Quarter	39.56	33.50
Fourth Quarter	43.43	32.37
Calendar 2001
First Quarter	50.25	37.93
Second Quarter	57.09	39.00
Third Quarter	44.90	38.50
Fourth Quarter	52.25	45.21
Calendar 2002
First Quarter (up to January 4, 2002)	52.23	52.20

      In the Merger Agreement, the Company represented to each of Purchaser and Holding that as of December 14, 2001, there were 5,307,830 shares issued and outstanding.

      On September 28, 2001, the last full trading day before the announcement of the Levy Group’s initial proposal to acquire all shares it did not already own, the closing price per share on the NYSE was $39.19. On December 21, 2001, the last full trading day before public announcement of the execution of the Merger Agreement, the closing price per share on the NYSE was $48.00. On January 4, 2002, the last trading day before the date of this Offer to Purchase, the closing price per share on the NYSE was $52.23.

      Stockholders are urged to obtain current market quotation for shares before deciding whether to tender the shares.

      The following table summarizes the dividends paid by the Company for the calendar years 2000 and 2001.

			Dividend
Declaration Date	Record Date	Payable Date	Per Share

October 29, 2001	November 30, 2001	December 14, 2001	$0.35
July 26, 2001	August 31, 2001	September 14, 2001	$0.35
April 19, 2001	June 1, 2001	June 15, 2001	$0.35
January 19, 2001	March 1, 2001	March 15, 2001	$0.35
October 30, 2000	December 1, 2000	December 15, 2000	$0.35
July 27, 2000	September 1, 2000	September 15, 2000	$0.35
April 28, 2000	June 1, 2000	June 15, 2000	$0.35
February 2, 2000	March 1, 2000	March 15, 2000	$0.35

8.     Fees and Expenses

      Deutsche Bank is acting as Purchaser’s financial advisor and as Dealer Manager in connection with the Offer and the Merger. Purchaser has agreed to pay Deutsche Bank as compensation for its services as financial advisor (including its services as Dealer Manager) a fee of $1,250,000. Purchaser has also agreed to reimburse Deutsche Bank for certain reasonable out-of-pocket expenses incurred in connection with the Offer and the Merger (including the fees and disbursements of outside counsel) and to indemnify Deutsche Bank against certain liabilities, including certain liabilities under the federal securities laws.

      Purchaser has retained Mellon Investor Services LLC to act as the Information Agent and Depositary in connection with the Offer. The Information Agent may contact holders of shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

      Neither Purchaser nor the Company will pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their clients.

      Estimated fees and expenses incurred or to be incurred by Purchaser on the one hand and the Company, on the other hand, in connection with the Offer and Merger are as follows:

		Responsible
Description	Amount	Party	Notes

Advisory fees and expenses	$975,000	Company	Includes the estimated fees of DrKW
Advisory fees and expenses	$1,000,000	Purchaser	Includes the estimated fees of Deutsche Bank
Legal fees and expenses	$1,005,000	Company	Includes the estimated fees of counsel to the Special Committee
Legal fees and expenses	$1,500,000	Purchaser	Includes the estimated fees for counsel to Purchaser
Depositary fees and expenses	$25,000	Purchaser	Includes the fees of Mellon Investor Services LLC
Information Agent fees and expenses	$7,500	Purchaser	Includes the fees of Mellon Investor Services LLC
Securities and Exchange Commission filing fee	$27,000	Purchaser
Printing and mailing costs	$180,000	Purchaser
Fees and expenses associated with financing	$1,850,000	Purchaser
Miscellaneous expenses	$32,000	Purchaser	Includes advertising
Miscellaneous expenses	$10,000	Company
TOTAL	$6,611,500

      The fees payable by the Company to DrKW are described under Item 5 — “Persons/Assets Retained, Employed, Compensated or Used” in the Company’s Solicitation/ Recommendation Statement on Schedule 14 D-9 referenced below.

9.     Miscellaneous

      The Offer is being made to all the Public Stockholders. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of shares in such jurisdiction.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER, HOLDING OR THE LEVY GROUP NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

      Purchaser and certain members of the Levy Group have filed with the Commission the Schedule TO pursuant to Rules 14d-3 and 13e-3 under the Exchange Act furnishing certain additional information with respect to the Offer. In addition, the Company has filed with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendations of the NCH Board with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information (the “Schedule 14D-9”). The Schedule TO and any amendments thereto, including exhibits, and the Schedule 14D-9 and any amendments thereto, may be examined and copies may be obtained from the same places and in the same manner set forth in “Other Matters Relating to the Offer and the Merger — Certain Information Concerning the Company,” of this Offer to Purchase (except that they will not be available at the regional offices of the Commission).

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

PURCHASER AND HOLDING

      The following table sets forth (1) the name, business address and present principal occupation or employment, (2) material occupations, positions, offices or employments and business addresses thereof for the past five years and (3) information as to beneficial ownership of shares of each director and executive officer of Purchaser and Holding. The principal place of business of Purchaser and Holding and, unless otherwise indicated below, the business address of each director and officer, is care of Ranger Holding Corporation, 2727 Chemsearch Boulevard, Irving, Texas 75062. Purchaser’s and Holding’s telephone number is (972) 438-0441. Purchaser was formed on September 26, 2001, Holding was formed on October 16, 2001 and each individual has served in his or her current position since Purchaser’s and Holding’s incorporation. None of the directors and officers of Purchaser listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations) or (2) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, all directors and officers listed below are citizens of the U.S.

Beneficial
	Current Principal Occupation or	Ownership
	Employment and	of Shares of
Name and Address	Five-Year Employment History	the Company

Irvin L. Levy	Mr. Levy has been the Chairman and President of Purchaser and Holding since September 26, 2001. Mr. Levy has been a director and an officer of NCH since 1950, and has served as NCH’s President since 1965. He is either president or a vice president of substantially all of NCH’s subsidiaries. Mr. Levy is a member of the Stock Option Committee and the Executive Committee of NCH. Mr. Levy also serves as Chairman of the Board of Directors of NCH.	1,434,407 (1)
Lester A. Levy, Sr.	Mr. Levy has been a Director and Vice President of Purchaser and Holding since September 26, 2001. Mr. Levy was a director and officer of NCH from 1946 to 2000 and currently serves as Chairman Emeritus of NCH.	1,408,028 (2)

(1)	Of such shares, 9,666 shares are held by certain family trusts of which Irvin L. Levy is a trustee and over which he has voting power. As permitted by Rule 13d-4 promulgated by the Commission pursuant to Section 13 of the Act, Irvin L. Levy disclaims beneficial ownership within the meaning of Section 13(d) or 13(g) of the Act of 6,444 shares of the Company held by such family trusts.

(2)	Of such shares, 9,666 shares are held by certain family trusts of which Lester A. Levy, Sr. is a trustee and over which he has voting power. As permitted by Rule 13d-4 promulgated by the Commission pursuant to Section 13 of the Act, Lester A. Levy, Sr. disclaims beneficial ownership within the meaning of Section 13(d) or 13(g) of the Act of 6,444 shares of the Company held by such family trusts.

Beneficial
	Current Principal Occupation or	Ownership
	Employment and	of Shares of
Name and Address	Five-Year Employment History	the Company

Robert M. Levy	Mr. Levy has been a Director, Vice President and the Secretary of Purchaser and Holding since September 26, 2001. Mr. Levy has been a director of NCH since July 2000. He joined NCH in 1985 after attending business school at the University of Texas at Austin. His initial responsibility was in domestic chemical marketing, after which he served in management positions with increasing responsibility in Europe and the United States. Mr. Levy is an Executive Vice President of NCH and an officer and/or director of several of NCH’s subsidiaries. He is a member of the Executive Committee of NCH.	47,302(3)
Lester A. Levy, Jr.	Mr. Levy has been a Director, Vice President and Treasurer of Purchaser and Holding since September 26, 2001. Mr. Levy has been a director of NCH since July 2000. He joined NCH in 1985 after attending business school at Northwestern University. His initial responsibility was in domestic chemical sales, after which he served in management positions with increasing responsibility in Europe and the United States. Mr. Levy is an Executive Vice President of NCH and an officer and/or director of several of NCH’s subsidiaries. He is a member of the Executive Committee of NCH.	23,942(4)

(3)	Of such shares, 2,244 shares are held by certain trusts for the benefit of John I. Levy’s children, of which Robert M. Levy is the trustee. Robert M. Levy shares with his brother, John I. Levy, and father, Irvin L. Levy, voting power over 420,578 shares of the Company indirectly held by his father in a family limited partnership. 3,222 shares of the Company are held by a trust for the benefit of Robert M. Levy of which his father is a trustee and over which Robert M. Levy does not have any voting power. Robert M. Levy disclaims beneficial ownership within the meaning of Section 13(d) or 13(g) of the Act of the 2,244 shares of the Company held by certain trusts for the benefit of John I. Levy’s children, the 420,578 shares of the Company over which he shares voting power and the 3,222 shares of the Company held by a trust for his benefit.

(4)	2,148 shares of the Company are held by a trust for the benefit of Lester A. Levy, Jr. for which his father, Lester A. Levy, Sr., is a trustee and over which Lester A. Levy, Jr. does not have any voting power. Lester A. Levy, Jr. disclaims beneficial ownership within the meaning of Section 13(d) or 13(g) of the Act of the 2,148 shares of the Company held by such trust for his benefit.

Beneficial
	Current Principal Occupation or	Ownership
	Employment and	of Shares of
Name and Address	Five-Year Employment History	the Company

John I. Levy	Mr. Levy has been a Director and Vice President of Purchaser and Holding since September 26, 2001. Mr. Levy has been a director of NCH since July 2000. He joined NCH in 1985 after attending business school at Southern Methodist University. His initial responsibility was in corporate planning, after which he served in management positions with increasing responsibility in Europe and the United States. Mr. Levy is an Executive Vice President of NCH and an officer and/or director of several of NCH’s subsidiaries. He is a member of the Executive Committee of NCH.	70,741(5)
Walter M. Levy	Mr. Levy has been a Director and Vice President of Purchaser and Holding since September 26, 2001. Mr. Levy has been a director of NCH since July 2000. He joined NCH in 1980 after attending business school at the University of Virginia. His initial responsibility was in field sales, after which he served in management positions with increasing responsibility in Europe, Asia and the United States. Mr. Levy is an Executive Vice President of NCH and an officer and/or director of several of NCH’s subsidiaries. He is a member of the Executive Committee of NCH.	26,229(6)

(5)	Of such shares, 1,576 shares are owned by John I. Levy’s wife and 2,244 shares are held by certain trusts for the benefit of his children. John I. Levy shares with his brother, Robert M. Levy, and father, Irvin L. Levy, voting power over 420,578 shares of the Company indirectly held by his father in a family limited partnership. 3,222 shares of the Company are held by a trust for the benefit of John I. Levy for which his father is a trustee and over which John I. Levy does not have any voting power. As permitted by Rule 13d-4 promulgated by the Commission pursuant to Section 13 of the Act, John I. Levy disclaims beneficial ownership within the meaning of Section 13(d) or 13(g) of the Act of the 1,576 shares of the Company held by his wife, the 2,244 shares held for the benefit of his children, the 420,578 shares of the Company over which he shares voting power and the 3,222 shares of the Company held by a trust for his benefit.

(6)	Of such shares, 1,195 shares are owned by Walter M. Levy’s wife, and 6,515 shares are held by certain trusts for the benefit of Walter M. Levy’s children over which Walter M. Levy has voting or investment power. 2,148 shares of the Company are held by a trust for the benefit of Walter M. Levy for which his father, Lester A. Levy, Sr., is a trustee and over which Walter M. Levy does not have any voting power. As permitted by Rule 13d-4 promulgated by the Commission pursuant to Section 13 of the Act, Walter M. Levy disclaims beneficial ownership within the meaning of Section 13(d) or 13(g) of the Act of the 1,195 shares of the Company held by his wife, the 6,515 shares of the Company held by certain trusts for the benefit of his children and the 2,148 shares of the Company held by a trust for his benefit.

SCHEDULE II

§ 262.     Appraisal rights.

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

(a) Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

(b) Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

(c) Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

(d) Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex A

Execution Copy

AGREEMENT AND PLAN OF MERGER

AMONG

RANGER HOLDING LLC,

RANGER MERGER CORPORATION

AND

NCH CORPORATION

Dated as of December 24, 2001

ARTICLE I THE OFFER		A-1
1.1	General	A-1
1.2	Securities Law Compliance by Purchaser	A-3
1.3	Termination of the Offer	A-3
1.4	Approval and Recommendation of the Board	A-3
1.5	Securities Law Compliance by the Company	A-3
1.6	Shareholders Lists	A-4
ARTICLE II THE MERGER		A-4
2.1	The Merger	A-4
2.2	Effects of the Merger	A-4
2.3	Effective Time	A-4
2.4	Certificate of Incorporation	A-4
2.5	By-Laws	A-4
2.6	Directors and Officers	A-4
2.7	Conversion of Shares	A-4
2.8	Stock Options; Units	A-5
2.9	Dissenting Shares	A-5
2.10	Purchaser Common Stock	A-6
2.11	Payment of Merger Consideration	A-6
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-7
3.1	Organization, Standing and Corporate Power	A-7
3.2	Capitalization	A-7
3.3	Authorization of This Agreement	A-7
3.4	Consents and Approvals	A-8
3.5	No Conflicts	A-8
3.6	Company Disclosure Documents; Offer Documents	A-8
3.7	Opinion of Financial Advisor	A-9
3.8	Brokers’ Fees	A-9
3.9	Certain Approvals	A-9
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF HOLDING AND PURCHASER		A-9
4.1	Organization	A-9
4.2	Capitalization	A-9
4.3	Authorization of This Agreement	A-9
4.4	Consents and Approvals	A-9
4.5	No Conflicts	A-10
4.6	Company Disclosure Documents; Offer Documents; Other Information	A-10
4.7	Brokers’ Fees	A-10
4.8	Financial Ability	A-10
4.9	No Prior Activities	A-11
4.10	Holding Not an Interested Stockholder	A-11

ARTICLE V CERTAIN COVENANTS AND AGREEMENTS		A-11
5.1	Conduct of the Business of the Company	A-11
5.2	Notification of Results; Extension of Offer	A-11
5.3	Preparation of Proxy Statement; Shareholder Meeting	A-11
5.4	Best Efforts	A-11
5.5	Announcement	A-12
5.6	Indemnification	A-12
5.7	Notification of Certain Matters	A-13
5.8	Debt Financing	A-13
5.9	Contribution of Holding Group Shares	A-13
5.10	No New Offers	A-13
ARTICLE VI CLOSING CONDITIONS		A-13
6.1	Conditions to Each Party’s Obligation to Effect the Merger	A-13
ARTICLE VII CLOSING		A-14
7.1	Time and Place	A-14
7.2	Filings at the Closing	A-14
ARTICLE VIII TERMINATION		A-14
8.1	Termination	A-14
8.2	Effect of Termination	A-14
ARTICLE IX MISCELLANEOUS		A-15
9.1	Certain Defined Terms	A-15
9.2	Amendment and Modification	A-15
9.3	Waiver of Compliance; Consents	A-15
9.4	Survival of Warranties	A-16
9.5	Notices	A-16
9.6	Assignment; Parties in Interest	A-17
9.7	Expenses	A-17
9.8	Specific Performance	A-17
9.9	Governing Law	A-17
9.10	Counterparts	A-17
9.11	Interpretation	A-17
9.12	Entire Agreement	A-17
9.13	Severability; Enforcement	A-17
9.14	Performance by Purchaser	A-17
TABLE OF CONTENTS		A-i
ANNEX A CERTAIN CONDITIONS OF THE OFFER		A-20

A-ii

Table of Defined Terms

Term	Cross-Reference Section

Affiliate	Section 9.1(a)
Agreement	Preamble
Board	Recitals
Certificate of Merger	Section 2.3
Certificates	Section 2.11(b)
Closing	Section 7.1
Closing Date	Section 7.1
Company	Preamble
Company Disclosure Documents	Section 3.6(a)
DGCL	Section 2.1
Debt Commitment Letter	Section 4.8
Debt Financing	Section 4.8
Dissenting Shares	Section 2.9
Effective Time	Section 2.3
Exchange Act	Section 1.1
Expiration Date	Section 1.1(b)
Financial Advisor	Section 3.7
Financial Advisor Opinion	Section 3.7
Governmental Entity	Section 9.1(c)
Holding	Preamble
Holding Group	Recitals
Holding Group Agreement	Recitals
Holding Group Shares	Recitals
Indemnified Parties	Section 5.6(a)
Liens	Section 9.1(e)
Material Adverse Effect	Section 9.1(f)
Maximum Premium	Section 5.6(b)
Merger	Recitals
Merger Agreement	Preamble
Merger Consideration	Section 2.7(a)
Merger Fund	Section 2.11(a)
Minimum Condition	Section 1.1(b)
NYSE	Section 3.4
Offer	Recitals
Offer Conditions	Section 1.1(b)
Offer Documents	Section 1.2
Options	Section 2.8
Payment Agent	Section 2.11(a)
Per Share Amount	Recitals
Person	Section 9.1(g)
Proxy Statement	Section 3.6(a)
Public Shares	Recitals

A-iii

Term	Cross-Reference Section

Purchaser	Preamble
Purchaser Common Stock	Section 2.10
Schedule 14D-9	Section 1.5
SEC	Section 1.1(d)
Shares	Recitals
Special Committee	Recitals
Stock Option Plan	Section 2.8
Subsidiary	Section 9.1(h)
Surviving Corporation	Section 2.1
Units	Section 2.8

A-iv

AGREEMENT AND PLAN OF MERGER

      This AGREEMENT AND PLAN OF MERGER, dated as of December 24, 2001 (the “Agreement”), is entered into by and among Ranger Holding LLC, a Delaware limited liability company (“Holding”), Ranger Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Holding (“Purchaser”), and NCH Corporation, a Delaware corporation (the “Company”).

RECITALS

      WHEREAS, as of the date hereof, Holding and its Affiliates (the “Holding Group”) beneficially and of record own 3,010,906.3 shares (the “Holding Group Shares”) of common stock, par value $1.00 per share (the “Shares”), of the Company constituting approximately 57% of the issued and outstanding Shares, and have proposed to the Company that the Holding Group, acting through Purchaser, will make an offer (as set forth in more detail below) to acquire all of the outstanding Shares other than the Holding Group Shares (the “Public Shares”) and following the consummation of such offer will cause Purchaser to be merged with and into the Company (the “Merger”);

      WHEREAS, in furtherance of the Merger and of Purchaser’s acquisition of all of the Public Shares, Purchaser will make a cash tender offer (the “Offer”) to acquire any and all of the Public Shares for $52.50 per share (the “Per Share Amount”) and thereafter, as contemplated by the Limited Liability Company Agreement of Holding, dated as of the date hereof (the “Holding Group Agreement”), the Holding Group will contribute the Holding Group Shares to Purchaser and cause Purchaser to effect the Merger, in each case upon the terms and subject to the conditions of this Agreement;

      WHEREAS, certain members of the Holding Group may, prior to or in connection with the consummation of the Offer, sell up to 230,000 Holding Group Shares either in open market transactions or by tendering Shares in the Offer;

      WHEREAS, the board of directors of the Company (the “Board”) at a meeting duly called and held, and acting on the unanimous recommendation of a special committee comprised entirely of non-management independent directors (the “Special Committee”), has unanimously approved and declared advisable this Agreement and the transactions contemplated hereby and has determined that each of the Offer and the Merger is fair to, and in the best interests of, the holders of the Public Shares and recommended the acceptance of the Offer and approval and adoption of this Agreement and the transactions contemplated hereby by the holders of the Public Shares; and

      WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement,

      NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the Company, Holding and Purchaser hereby agree as follows:

ARTICLE I

THE OFFER

      1.1 General. Provided that this Agreement shall not have been terminated in accordance with Article VIII and that no event shall have occurred that would result in a failure to satisfy any of the conditions set forth in Annex A (unless any such condition is waived by Purchaser), Purchaser shall commence within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Offer as promptly as reasonably practicable after the date hereof. Subject to the terms and conditions hereof, the Offer shall expire at midnight, New York City time, on the date that is twenty (20) business days from the date the Offer is commenced, including the date of the commencement of the Offer as the first business day in accordance with Rule 14d-2, unless this Agreement is terminated after such commencement in accordance with Article VIII, in which case the Offer (whether or not previously extended in accordance with the terms hereof) shall expire on such date of termination. In connection with the Offer:

      (a) Purchaser may not accept any Public Shares tendered for purchase in response to the Offer unless it accepts all such Public Shares that are properly tendered in accordance with the terms thereof. Acceptance by Purchaser of the Public Shares for payment pursuant to the Offer shall be irrevocable.

      (b) The Offer shall be subject only to: (i) the condition that there shall be validly tendered in accordance with the terms of the Offer prior to the expiration date of the Offer (including any extensions of the Offer in accordance with section 1.1(d), the “Expiration Date”) and not withdrawn, a number of Shares which, when added to the number of Holding Group Shares, equals at least 90% of the outstanding Shares (the “Minimum Condition”) and (ii) the conditions set forth in Annex A (collectively, the “Offer Conditions”). Purchaser expressly reserves the right to waive any of the conditions to the Offer; provided, however, that Purchaser may not (without the prior written consent of the Company and the approval of the Special Committee) waive the Minimum Condition below a requirement that the number of Shares validly tendered into the Offer, when added to the Holding Group Shares, equal at least 80% of the outstanding Shares.

      (c) Purchaser shall not without the prior written consent of the Company (with the approval of the Special Committee) (i) reduce the Per Share Amount or the number of the Public Shares sought to be purchased, (ii) modify the form of consideration to be received by holders of the Shares in the Offer, or (iii) impose conditions to the Offer in addition to the Offer Conditions or modify the Offer Conditions.

      (d) Notwithstanding any other provision of this Agreement, unless this Agreement has been terminated pursuant to Article VIII, Purchaser may, without the consent of the Company or the Special Committee, from time to time, (i) extend the Offer beyond the then-scheduled Expiration Date for an additional 10 business days if at the then-scheduled Expiration Date any of the Offer Conditions shall not have been satisfied or waived or (ii) extend the Offer for any period which, in the reasonable judgment of Purchaser, is required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”). In addition to the foregoing, Purchaser may provide for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act. In no event, however, may Purchaser extend the Offer to any date that is later than April 23, 2002 without the prior written consent of the Company (with the approval of the Special Committee) other than extensions pursuant to clause (ii) of this subsection, which will in no event require the consent of the Company. If any of the Offer Conditions shall not have been satisfied or waived as of any then-scheduled Expiration Date, Purchaser shall give the Special Committee notice thereof and, if the Special Committee (acting through the Chairman thereof) so requests (which, it is understood, may be done on a contingent basis prior to such Expiration Date, orally or in writing), extend the Offer for such additional number of business days as may be designated (but not more than 10 business days per request), provided that, the Special Committee may not request further extensions of the Offer beyond April 23, 2002.

      (e) Upon the Expiration Date, if the Offer Conditions have been satisfied or waived, Purchaser shall promptly accept and pay for the Public Shares properly tendered for purchase. At or prior to such time, Purchaser will take all steps necessary to provide a duly appointed paying agent with any funds necessary to make the payments contemplated by the Offer. The Per Share Amount shall, subject to reduction for applicable withholding of taxes, be net to the seller in cash, payable upon the terms and subject to the conditions of the Offer.

      (f) The Per Share Amount shall be adjusted only in accordance with the following provisions: (i) the Per Share Amount shall automatically be adjusted appropriately for any stock dividend, split or any conversion or reclassification in respect of the Shares occurring after the date hereof and prior to the date of consummation of the Offer, which shall occur only in accordance with the terms of this Agreement; and (ii) Purchaser shall have the right to increase the Per Share Amount in effect hereunder at any time.

      1.2 Securities Law Compliance by Purchaser. As soon as practicable on the date of commencement of the Offer, Purchaser and Holding will file with the SEC (i) a Tender Offer Statement on Schedule TO with respect to the Offer, which shall include an offer to purchase and form of transmittal letter and (ii) a Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the Offer, which shall be filed as part of the Schedule TO (such documents, together with any supplements or amendments thereto, the “Offer Documents”). The Offer Documents will comply in all material respects with the requirements of applicable federal securities laws (including Rule 13e-3 under the Exchange Act). Purchaser and the Company agree to promptly correct any information provided by either of them for use in the Offer Documents which shall have become false or misleading in any material respect, and Purchaser further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Public Shares, in each case as and to the extent required by applicable federal securities laws. Purchaser will give the Company and its counsel a reasonable opportunity to review and comment upon the Offer Documents and any amendments or supplements thereto, in each case prior to the filing thereof with the SEC or, if applicable, the dissemination thereof to any shareholders of the Company. Purchaser agrees to provide the Company with a written copy of any comments or other communications it or its counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly upon receipt of such comments.

      1.3 Termination of the Offer. Purchaser shall not, without the prior written consent of the Company (with the approval of the Special Committee), (i) terminate the Offer, except in accordance with the terms of Article VIII, or (ii) extend the expiration date of the Offer, except as specifically provided in Section 1.1(d).

      1.4 Approval and Recommendation of the Board. The Company hereby approves of and consents to the making of the Offer and represents and warrants that the Board (at a meeting duly called and held at which a quorum was present), acting on the unanimous recommendation of the Special Committee, duly adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to, and in the best interests of, the holders of the Public Shares, (ii) declaring advisable, approving and adopting this Agreement and the transactions contemplated hereby, including the Offer and the Merger and (iii) recommending that the holders of the Public Shares tender their Shares pursuant to the Offer and, if required under applicable law, approve and adopt this Agreement and the Merger, subject to the Special Committee’s right to recommend that the Board withdraw, modify or amend such recommendation if the Special Committee determines in good faith by a majority vote, after receipt of the advice of its outside counsel, that such action is necessary in order for the Special Committee to comply with its fiduciary duties under applicable law. The Company shall furnish to Purchaser a copy of such resolutions, certified by an appropriate officer of the Company. The Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Board described in the immediately preceding sentence, subject to the Special Committee’s right to recommend that the Board withdraw, modify or amend its recommendation, as described above.

      1.5 Securities Law Compliance by the Company. Promptly following the filing of the Offer Documents with the SEC, the Company shall file with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9 (together with any supplements or amendments thereto, the “Schedule 14D-9”) containing the recommendation of the Board described in Section 1.4 and shall mail the Schedule 14D-9 to the shareholders of the Company. The Schedule 14D-9 will comply in all material respects with the requirements of applicable federal securities laws. The Company and Purchaser agree to promptly correct any information provided by either of them for use in the Schedule 14D-9 which shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company shall give Purchaser and its counsel a reasonable opportunity to review and comment upon the Schedule 14D-9 and any amendments and supplements thereto prior to the filing thereof with the SEC or, if applicable, the dissemination thereof to any shareholders of the Company. The Company agrees to provide Purchaser with a written copy of any comments or other communications it or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments.

      1.6 Shareholders Lists. In connection with the Offer and Merger, the Company shall, and shall cause its transfer agent, as promptly as possible to furnish Purchaser with mailing labels containing the names and addresses of all record holders of the Public Shares and with security position listings of Shares held in stock depositories, in each case true and correct as of the most recent practicable date, and of those persons becoming record holders subsequent to such date. The Company shall furnish to Purchaser all such additional information (including, but not limited to, updated lists of holders of the Public Shares and their addresses, mailing labels and lists of security positions) and such other assistance as Purchaser or its agents may reasonably request in communicating the Offer to the record and beneficial holders of the Public Shares. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Purchaser and its Affiliates will hold in confidence the information contained in any such labels, listings, and files, will use such information only in connection with the Offer and the Merger and, if this Agreement is terminated, will deliver to the Company all copies of such information in its possession.

ARTICLE II

THE MERGER

      2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporate Law (“DGCL”), at the Effective Time, Purchaser shall be merged with and into the Company. At the Effective Time, the separate existence of Purchaser shall cease and the Company shall continue as the surviving corporation (hereinafter sometimes referred to as the “Surviving Corporation”).

      2.2 Effects of the Merger. The Surviving Corporation shall retain the name of the Company and shall possess all the rights, assets, privileges, immunities, powers and franchises of Purchaser and the Company and shall, by operation of law, become liable for all the debts, liabilities and duties of the Company and Purchaser. The Merger shall have the other effects provided for in the applicable provisions of the DGCL.

      2.3 Effective Time. The Merger shall become effective at the date and time when a properly executed certificate of merger or certificate of ownership and merger (either such document being referred to hereinafter as the “Certificate of Merger”), together with any other documents required by law to effectuate the Merger, shall be filed with the Secretary of State of the State of Delaware in accordance with the DGCL. The date and time when the Merger shall become effective is referred to herein as the “Effective Time.”

      2.4 Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated to read in its entirety substantially identical to the Certificate of Incorporation of Purchaser as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the provisions thereof and as provided under the DGCL.

      2.5 By-Laws. At the Effective Time, the By-Laws of Purchaser, as in effect immediately prior to the Effective Time, shall become the By-Laws of the Surviving Corporation until thereafter amended, altered or repealed as provided therein and by the DGCL.

      2.6 Directors and Officers. The directors of Purchaser immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation.

      2.7 Conversion of Shares.

      (a) Each Share issued and outstanding immediately prior to the Effective Time (except for Shares then owned beneficially or of record by Purchaser or Holding or held in the treasury of the Company and except for Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive from the Surviving Corporation the Per Share Amount (or, if a greater per Share price shall have been paid in the Offer, such greater price) (the Per Share Amount or such greater price hereinafter being referred to as the “Merger Consideration”) in cash payable to the holder thereof, without interest thereon, upon surrender of the certificates formerly representing such Shares in accordance with Section 2.11.

      (b) Each Share issued and outstanding immediately prior to the Effective Time which is then owned beneficially or of record by Purchaser shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and cease to exist, without any conversion thereof or payment therefor.

      (c) Each Share issued and held in the Company’s treasury immediately prior to the Effective Time shall, by virtue of the Merger, be cancelled and cease to exist, without any conversion thereof or payment therefor.

      (d) At the Effective Time, all Shares (other than shares referred to in Sections 2.7(b), 2.7(c) and 2.9) issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate representing any such Shares shall, to the extent such certificate represents such Shares, cease to have any rights with respect thereto except the right to receive the Merger Consideration applicable thereto, without interest, upon surrender of such certificate in accordance with Section 2.11.

      2.8 Stock Options; Units.

      (a) All options to purchase Shares (individually, an “Option” and collectively, the “Options”) outstanding immediately prior to the Effective Time, whether or not then exercisable, shall be canceled and each holder of such Option will be entitled to receive, for each Share subject to an Option, an amount in cash equal to the excess, if any, of the Merger Consideration over the per Share exercise price of such Option, payable at the times and subject to the conditions set forth in the Company’s 1980 Stock Option Plan, as amended as of and through the date hereof (the “Stock Option Plan”).

      (b) All stock participation units (individually, a “Unit” and collectively, the “Units”) awarded pursuant to the Company’s Stock Participation Plan that are outstanding immediately prior to the Effective Time shall be canceled and shall be converted into the right to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the base price (as defined in the Stock Participation Plan) of each Unit, multiplied by the number of Shares represented by each Unit, payable as soon as practicable after the Effective Time but no later than 30 days after the Effective Time.

      2.9 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary Shares that are outstanding immediately prior to the Effective Time and that are held by shareholders who have not voted such Shares in favor of the approval and adoption of this Agreement or consented thereto in writing and who shall have complied with all of the relevant provisions of Section 262 of the DGCL and properly demanded appraisal of such Shares in the manner provided therein (the “Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but the holders thereof instead shall be entitled to payment of the appraised value of such Shares in accordance with the provisions of Section 262 of the DGCL; provided, however, that (i) if any holder of Dissenting Shares shall have effectively withdrawn his demand for appraisal of such Shares, (ii) if any holder fails to establish or perfect his entitlement to appraisal rights as provided in Section 262 of the DGCL, or (iii) if any such holder shall, for any other reason, become ineligible for, or have lost his right to, such appraisal, then such holder shall forfeit the right to appraisal of such Shares and each such Share shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, in accordance with Section 2.7. The Company shall give Purchaser prompt notice of any written demands for appraisal of Shares received by the Company and the opportunity to direct all negotiations and proceedings with respect to any such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Purchaser, make any payment with respect to, settle or compromise, or offer to settle or compromise, any claim for appraisal rights.

      2.10 Purchaser Common Stock. Each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time (“Purchaser Common Stock”), shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchangeable for one fully paid and non-assessable share of the Surviving Corporation, and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

      2.11 Payment of Merger Consideration.

      (a) At or from time to time following the Effective Time, as necessary to satisfy the requirements of Section Article 2.11(b), Holding or the Surviving Corporation shall deliver to such agent or agents as may be duly appointed by Purchaser and reasonably satisfactory to the Company (the “Payment Agent”) cash in an aggregate amount sufficient to pay the Merger Consideration (such cash hereinafter referred to as the “Merger Fund”) payable pursuant to Section 2.7 in exchange for outstanding Shares.

      (b) As soon as reasonably practicable after the Effective Time, the Payment Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the “Certificates”) whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7: (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Payment Agent and shall be in such form and have such other provisions as Holding and the Company may reasonably specify) and (ii)instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Payment Agent together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a check representing the Merger Consideration which such holder has the right to receive pursuant to the provisions of Article II and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a transferee if the Certificate representing such Shares is presented to the Payment Agent accompanied by all documents required to effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.11, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by this Section 2.11.

      (c) In the event that any Certificate shall have been lost, stolen or destroyed, the Payment Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, such Merger Consideration as may be required pursuant to this Agreement; provided, however, that Purchaser or its Payment Agent may, in its discretion, require the delivery of a suitable bond or indemnity by such holder.

      (d) All Merger Consideration paid upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares which were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

      (e) Any portion of the Merger Fund which remains undistributed to the stockholders of the Company for six months after the Effective Time shall be delivered to the Surviving Corporation upon demand and any stockholders of the Company who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration.

      (f) Neither Holding nor the Surviving Corporation shall be liable to any holder of Shares for cash from the Merger Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company hereby represents and warrants to Holding and Purchaser as follows:

      3.1 Organization, Standing and Corporate Power. Each of the Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as it is now being conducted, other than in such jurisdictions where the failure to be duly organized, validly existing and in good standing, or to have such corporate power and authority, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

      3.2 Capitalization. The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $1.00 per share, of which, as of December 14, 2001, 5,307,830 were issued and outstanding, 1,500,000 were reserved for issuance under the Company Stock Option Plan, and 422,328 were subject to Options outstanding under the Company’s Stock Option Plan 281,953 of which were exercisable) and 500,000 shares of Preferred Stock, par value $1.00 per share, of which as of December 14, 2001, no shares were issued. All issued and outstanding Shares are duly authorized, validly issued, fully paid and non-assessable and have no preemptive rights. Other than as contemplated in the foregoing sentence, there are not now, and at the Effective Time there will not be, any outstanding bonds, debentures, notes or other indebtedness or other securities of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Except as set forth in this Section 3.2, and except for 3,208 Units, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity or voting securities of the Company or of any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are no outstanding contractual obligations, commitments, understandings or arrangements of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire or make any payment in respect of any shares of capital stock of the Company or any of its Subsidiaries. The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock of each of its Subsidiaries, free and clear of any Lien, except the Company is the record and beneficial owner of 51% of the outstanding shares of capital stock of NCH Hua Yang Ltd., a Chinese company.

      3.3 Authorization of This Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to approval by the shareholders of the Company to the extent required by law, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Company’s Board upon the recommendation of the Special Committee and, except for the adoption of this Agreement by the shareholders of the Company to the extent required by law, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company, subject only to adoption hereof by its shareholders to the extent required by law. This Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general application affecting the rights of creditors and applicable principles of equity that may restrict or affect the enforcement of certain provisions thereof.

      3.4 Consents and Approvals. Except for (i) the filings required under the Exchange Act and the rules and regulations promulgated thereunder, (ii) the filing and recordation of appropriate merger documents as required by the DGCL, (iii) the filings under the securities or blue sky laws or takeover statutes of the various states, (iv) the filings required under the delisting requirements of the New York Stock Exchange (the “NYSE”), (v) the filings in connection with any transfer of applicable federal, state and local environmental permits and applicable transfer or other taxes in any applicable jurisdiction and (vi) any necessary foreign regulatory filings, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the consummation by the Company of the transactions contemplated by this Agreement that, if not made or obtained, would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or impair the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby.

      3.5 No Conflicts. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby nor compliance by the Company with any of the provisions hereof will (i) conflict with or result in any violation of any provision of the Certificate of Incorporation or the By-Laws of the Company, (ii) result in a violation or breach of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets is bound or (iii) violate any statute, rule, regulation, order, injunction, writ or decree of any public body or authority by which the Company or any of its Subsidiaries or any of their respective assets or properties is bound, excluding from the foregoing clauses (ii) and (iii) conflicts, violations, breaches or defaults that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or impair the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby.

      3.6 Company Disclosure Documents; Offer Documents.

      (a) Each document required to be filed by the Company with the SEC in connection with the transactions contemplated by this Agreement (the “Company Disclosure Documents”) including, without limitation, the Schedule 14D-9 and the proxy or information statement of the Company (the “Proxy Statement”), if any, to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto, will, when filed, comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder.

      (b) At the time the Proxy Statement, if one is required, or any amendment or supplement thereto is first mailed to stockholders of the Company, at the time such stockholders vote on adoption of this Agreement and the Merger, if such vote is required by applicable law to consummate the Merger, the Proxy Statement, as supplemented or amended, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. At the time of the filing of any Company Disclosure Document (other than the Proxy Statement) or any supplement or amendment thereto and at the time of any distribution thereof, such Company Disclosure Document will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 3.6(b) will not apply to statements included in, or omissions from, the Company Disclosure Documents in reliance upon and in conformity with information furnished to the Company by Purchaser or Holding specifically for use therein.

      (c) The information with respect to the Company or any of its Subsidiaries that the Company furnishes to Purchaser in writing specifically for use in the Offer Documents will not, at the time of the filing thereof, at the time of any distribution thereof and at the time of consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

      3.7 Opinion of Financial Advisor. The Special Committee has received a written opinion dated December 24, 2001 (the “Financial Advisor Opinion”) of Dresdner Kleinwort Wasserstein, the financial advisor to the Special Committee (the “Financial Advisor”), to the effect that, as of the date of such opinion, the Per Share Amount to be received in the Offer and the Merger by the holders of the Public Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders of the Public Shares. The Company hereby represents and warrants that it has been authorized by the Financial Advisor to permit the inclusion of the Financial Advisor Opinion and references thereto and, subject to approval by the Financial Advisor, the Financial Advisor’s presentation to the Special Committee in the Offer Documents. Other than the fee owed to the Financial Advisor for providing the Financial Advisor Opinion and the reimbursement and indemnification obligations of the Company to the Financial Advisor related to the Financial Advisor’s Opinion, neither the Company nor the Company’s directors has any continuing obligation to the Financial Advisor.

      3.8 Brokers’ Fees. Except for the Financial Advisor, a copy of whose engagement agreement has been provided to Purchaser, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

      3.9 Certain Approvals. The Board has taken appropriate action such that, assuming the accuracy of Holding’s representation in Section 4.10 of this Agreement, the provisions of Section 203 of the DGCL will not apply to the Offer, the Merger or any of the transactions contemplated by this Agreement or the Holding Group Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HOLDING AND PURCHASER

      Each of Holding and Purchaser hereby represents and warrants to the Company as follows:

      4.1 Organization. Holding is a limited liability company and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Holding and Purchaser has the requisite power and authority to carry on its business as currently conducted.

      4.2 Capitalization. The authorized capital stock of Purchaser consists of 1,000 shares of Common Stock, par value $0.01 per share, all of which are owned by Holding. The issued and outstanding limited liability company interests of Holding are owned by the Persons named and in the amounts set forth opposite the names of such Persons in the limited liability company agreement of Holding, as such agreement may be amended through the Effective Time. A copy of such limited liability agreement has been previously provided to the Company.

      4.3 Authorization of This Agreement. Each of Holding and Purchaser has all requisite limited liability company or corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary limited liability company or corporate action by Holding and Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser and Holding and constitutes a valid and binding agreement of Purchaser and Holding, enforceable against Purchaser and Holding in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general application affecting the rights of creditors and applicable principles of equity that may restrict or affect the enforcement of certain provisions hereof.

      4.4 Consents and Approvals. Except for (i) filings required under the Exchange Act and the rules and regulations promulgated thereunder, (ii) the filing and recordation of appropriate merger documents as required by the DGCL, (iii) the filings under the securities or blue sky laws or takeover statutes of the various states, (iv) the filings required under the delisting requirements of the NYSE, (v) the filings in connection with any applicable transfer or other taxes in any applicable jurisdiction and (vi) any necessary foreign regulatory filings, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the consummation by Purchaser or Holding of the transactions contemplated by this Agreement that, if not made or obtained, would reasonably be expected to impair the ability of Purchaser or Holding to perform its obligations hereunder or to consummate the transactions contemplated hereby.

      4.5 No Conflicts. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby nor compliance by Purchaser or Holding with any of the provisions hereof will (i) conflict with or result in any violation of any provision of the organizational documents of Purchaser or Holding, (ii) result in a violation or breach of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which Purchaser or Holding is a party or by which any of them or any of their respective properties or assets is bound or (iii) violate any statute, rule, regulation, order, injunction, writ or decree of any public body or authority by which Purchaser or Holding or any of their respective properties or assets is bound, excluding from the foregoing clauses (ii) and (iii) conflicts, violations, breaches or defaults that would not reasonably be expected, individually or in the aggregate, to impair the ability of Purchaser or Holding to perform its obligations hereunder or to consummate the transactions contemplated hereby.

      4.6 Company Disclosure Documents; Offer Documents; Other Information.

      (a) The information that Purchaser or Holding furnishes to the Company in writing specifically for use in any Company Disclosure Documents will not contain any untrue statements of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (i) in the case of the Proxy Statement, if such statement is required by applicable law to consummate the Merger, at the time the Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, at the time the stockholders vote on the adoption of this Agreement and the Merger, if such vote is required by applicable law to consummate the Merger, at the Effective Time, and (ii) in the case of any Company Disclosure Document (other than the Proxy Statement) or any amendment or supplement thereto, at the time of the filing thereof and at the time of any distribution thereof.

      (b) The Offer Documents, when filed, will comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder and will not at the time of the filing thereof, at the time of any distribution thereof and at the time of consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, provided that this representation and warranty will not apply to statements included in or omissions from the Offer Documents in reliance upon and in conformity with information furnished to Purchaser in writing by the Company specifically for use therein.

      4.7 Brokers’ Fees. Except for Deutsche Banc Alex. Brown Inc., there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Purchaser or Holding who is entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

      4.8 Financial Ability. Purchaser and Holding have executed and delivered the commitment letter dated October 16, 2001 from Bank of America, N.A. and Banc of America Securities LLC, as amended through the date hereof (the “Debt Commitment Letter”), with respect to the amount of debt financing that when funded and, subject to the terms and conditions thereof, will provide Purchaser with the funds necessary to consummate the Offer and the Merger and to pay all fees, expenses and costs in connection with the negotiation, execution and performance of this Agreement by Purchaser and Holding (the “Debt Financing”). Holding has furnished copies of the Debt Commitment Letter to the Company. As of the date hereof, excluding considerations relating to the current or future condition of the bank syndication market, Purchaser is not aware of any reason that the Debt Financing will not be available.

      4.9 No Prior Activities. Except for liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, neither Purchaser nor Holding has incurred any liabilities or engaged in any business or activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

      4.10 Holding Not an Interested Stockholder. As of the date of this Agreement, neither Holding nor any of its Affiliates is an “Interested Stockholder” as such term is defined in Section 203 of the DGCL.

ARTICLE V

CERTAIN COVENANTS AND AGREEMENTS

      5.1 Conduct of the Business of the Company. The Company covenants and agrees that, during the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement, the Company shall, and shall cause its Subsidiaries to, act and carry on their respective businesses in the ordinary course consistent with past practice.

      5.2 Notification of Results; Extension of Offer. Purchaser will promptly advise the Company once a sufficient number of Shares has been tendered, and not withdrawn, such that the Minimum Condition is satisfied. At such time, subject to satisfaction of the Offer Conditions and the terms of this Agreement, Purchaser will accept and promptly pay for all validly tendered Shares. Purchaser shall provide reports of the number of Shares tendered in the Offer upon the reasonable request of the Company, as soon as practicable after any such request is made.

      5.3 Preparation of Proxy Statement; Shareholder Meeting.

      (a) If required by applicable law in order to consummate the Merger, as soon as practicable following the purchase of the Shares pursuant to the Offer, the Company, acting through the Board and upon the recommendation of the Special Committee, shall take all steps necessary to duly call, set a record date for, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following the acceptance for payment and purchase of Shares pursuant to the Offer for the purpose of adopting and approving this Agreement and the transactions contemplated hereby. At such meeting, Purchaser and any Affiliate thereof will each vote, or cause to be voted, all Shares acquired in the Offer or otherwise beneficially owned by it on the record date for such special meeting, in favor of the approval and adoption of this Agreement and the transactions contemplated hereby.

      (b) The Company will, if required by law for the consummation of the Merger, prepare and file the Proxy Statement with the SEC, and shall use its best efforts to obtain and furnish the information required to be included by the Company in the Proxy Statement and, after consultation with Purchaser, to respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof and cause the Proxy Statement to be mailed to the Company’s shareholders at the earliest practicable time following the acceptance for payment and purchase of the Shares pursuant to the Offer. The Company will (i) include in the Proxy Statement the recommendation of its Board that the shareholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby and the other matters to be submitted to shareholders in connection therewith and (ii) use its best efforts to obtain the necessary approvals by such shareholders of this Agreement and the transactions contemplated hereby, subject to any recommendation by the Special Committee that the Board withdraw, modify or amend such recommendation if the Special Committee determines in good faith by a majority vote, after receipt of advice of its outside counsel, that such action is necessary in order for the members of the Special Committee to comply with their fiduciary duties under applicable law.

      5.4 Best Efforts. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its best efforts consistent with applicable legal requirements to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary or proper and advisable under applicable laws and regulations to ensure that the conditions set forth in Annex A hereto and Article VI hereof are satisfied and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings.

      5.5 Announcement. None of the Company, Purchaser, Holding or their respective Affiliates will issue any press release or otherwise make any public statement with respect to this Agreement and the transactions contemplated by this Agreement without the prior consent of the other parties (which consent will not be unreasonably withheld), except as may be required by applicable law or NYSE regulation. The parties will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any such press release or other public statement with respect to this Agreement and the transactions contemplated by this Agreement whether or not required by law.

      5.6 Indemnification.

      (a) From and after the Effective Time, Holding shall, or shall cause the Surviving Corporation to, to the fullest extent permitted under the DGCL, indemnify and hold harmless each present and former director and officer of the Company (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any facts or events existing or occurring at or prior to the Effective Time (including, without limitation, the Offer and the Merger) for a period of six (6) years after the Effective Time. Holding or the Surviving Corporation shall advance expenses to an Indemnified Party, as incurred, to the fullest extent permitted under applicable law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification. In the event of any such claim, action, suit, proceeding or investigation arising after the Effective Time, (i) the Indemnified Parties shall promptly notify Holding or the Surviving Corporation thereof, provided, however, that failure to provide such notice shall relieve Holding or the Surviving Corporation of its indemnification obligation only to the extent that Holding or the Surviving Corporation, as the case may be, is actually prejudiced thereby, (ii) any counsel retained by the Indemnified parties for any period after the Effective Time shall be subject to the consent of Holding and the Surviving Corporation (which consent shall not be unreasonably withheld), (iii) neither Holding nor the Surviving Corporation shall be obligated to pay for more than one firm of counsel for all Indemnified Parties, except to the extent that (A) an Indemnified Party has been advised by counsel that there are conflicting interests between it and any other Indemnified Party or (B) local counsel, in addition to such other counsel, is required to effectively defend against such action or proceeding, and (iv) neither Holding nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld). Neither Holding nor the Surviving Corporation shall have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final) that the indemnification of such Indemnified party in the manner contemplated hereby is prohibited by applicable law. The Certificate of Incorporation and Bylaws of the Surviving Corporation shall contain provisions on indemnification and advancements that are not less favorable than those of the Company as in effect on the date hereof.

      (b) For a period of six (6) years after the Effective Time, Holding shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company with respect to claims arising from or related to facts or events that occurred at or before the Effective Time; provided, however, that Holding shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the annual premiums paid as of the date hereof by the Company for such insurance (such 200% amount, the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Holding shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium; provided, further, if such insurance coverage cannot be obtained at all, Holding shall purchase all available extended reporting periods with respect to pre-existing insurance in an amount that, together with all other insurance purchased pursuant to this Section 5.6(b), does not exceed the Maximum Premium times six. The Company represents to Holding that the annual premiums paid as of the date hereof are $191,250. Holding agrees, and will cause the Surviving Corporation, not to take any action that would have the effect of limiting the aggregate amount of insurance coverage required to be maintained for the individuals referred to in this Section 5.6(b).

      (c) If Holding, Purchaser or any of their successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets to any individual, corporation or other entity, then in each such case, proper provisions shall be made so that the successors or assigns of Holding or Purchaser, as the case may be, shall assume all of the obligations set forth in this Section 5.6.

      5.7 Notification of Certain Matters. The parties shall give each other prompt written notice of (a) the occurrence, or failure to occur, of any event, which occurrence or failure would cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time, (b) any material failure of the Company, Holding or Purchaser, as the case may be, or of any Affiliate, employee, or agent of the Company, Holding or Purchaser, as the case may be, to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it under this Agreement and (c) any act, omission to act, event, or occurrence that, with notice, the passage of time, or otherwise, would reasonably be expected to result in a Material Adverse Effect. No such notification will limit or otherwise affect the representations or warranties of the parties or the conditions to the obligations of the parties under this Agreement.

      5.8 Debt Financing. Purchaser shall use its commercially reasonable efforts to assure that the definitive loan documentation related to the Debt Financing will be executed and delivered by the parties thereto at or prior to the Expiration Date (without giving effect to any extensions thereof). Purchaser shall keep the Special Committee and its advisors reasonably informed as to the status of the Debt Financing and shall provide copies of such definitive loan documentation to the Special Committee and its advisors.

      5.9 Contribution of Holding Group Shares. Each member of the Holding Group that is a party to this Agreement (with each such member being bound hereto solely for purposes of this Section 5.9 and Sections 5.3(a), 5.1, 8.2 and 9.6 through 9.13) (i) shall, and shall cause its Affiliates to, not sell or otherwise dispose of any Shares, other than as contemplated by the terms of this Agreement, and (ii) shall contribute its Holding Group Shares to Holding and shall cause Holding to contribute all such Shares to Purchaser on or before the Effective Time.

      5.10 No New Offers. Each of the members of the Holding Group, Purchaser and Holding each hereby agrees that, if the Offer is terminated by Purchaser in accordance with the terms of this Agreement without the purchase of Shares thereunder, no such party or its affiliates will make or propose an offer to purchase the Public Shares for a period of 180 days after the date of such termination without the consent of the Company (with the approval of the Special Committee).

ARTICLE VI

CLOSING CONDITIONS

      6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any of which may be waived by the parties in writing, in whole or in part, to the extent permitted by applicable law):

      (a) No Injunction or Proceeding. No preliminary or permanent injunction, temporary restraining order or other decree of any Governmental Entity shall have been issued that prohibits the consummation of the Merger;

      (b) Approval of Holders of the Company Common Stock. If required by applicable law, this Agreement and the Merger shall have been adopted by the affirmative vote or written consent by the requisite vote of the Shareholders of the Company.

      (c) The Offer. Purchaser shall have purchased such Shares as are validly tendered and not withdrawn pursuant to the Offer.

ARTICLE VII

CLOSING

      7.1 Time and Place. The closing of the Merger (the “Closing”) shall take place at the offices of Debevoise & Plimpton, 919 Third Avenue, New York, New York, as soon as practicable following satisfaction or waiver, if permissible, of the conditions set forth in Article VI. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

      7.2 Filings at the Closing. At the Closing, Holding, Purchaser and the Company shall cause the Certificate of Merger, together with any other documents required by law to effectuate the Merger, to be filed with the Secretary of State of the State of Delaware in accordance with the provisions of the DGCL, and Holding, Purchaser and the Company shall take any and all other lawful actions and do any and all other lawful things necessary to cause the Merger to become effective.

ARTICLE VIII

TERMINATION

      8.1 Termination.

      (a) This Agreement may be terminated at any time prior to the Expiration Date:

(i) by mutual written consent of Purchaser and the Company (with the approval of the Special Committee), provided that no Shares have been accepted for payment pursuant to the Offer;

(ii) by either Purchaser or the Company (with the approval of the Special Committee) if Shares have not been accepted for payment pursuant to the Offer on or prior to the Expiration Date; provided, that the right to terminate this Agreement pursuant to this Section 8.1(a)(ii) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement results in the failure of the Offer to be consummated; or

(iii) by either Purchaser or the Company (with the approval of the Special Committee), if the Offer shall expire in accordance with the terms of the Offer and this Agreement without any Shares having been purchased thereunder and Purchaser shall not have been required by the terms of the Offer or this Agreement to extend the Expiration Date or to purchase any Shares pursuant to the Offer; or

(iv) by either Purchaser or the Company, if the Board of Directors of the Company, acting upon the recommendation of the Special Committee, shall have withdrawn or modified in a manner adverse to Purchaser its approval or recommendation of this Agreement or the transactions contemplated hereby, including the Offer or the Merger.

      (b) This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of the Company, by either Purchaser or the Company (with the approval of the Special Committee), if any court of competent jurisdiction in the United States or other governmental agency of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, permanently enjoining or otherwise prohibiting the Offer or the Merger, and such order, decree, ruling or other action shall have become final and non-appealable.

      8.2 Effect of Termination. If this Agreement is terminated as provided in Section 8.1, this Agreement will become null and void, and there will be no liability on the part of the Company, Holding, Purchaser or their respective Affiliates (except that the provisions of Sections 5.10, 9.7 and 9.9 will survive any termination of this Agreement); provided that nothing in this Agreement will relieve any party from any liability or obligation with respect to any intentional and material breach of this Agreement prior to such termination.

ARTICLE IX

MISCELLANEOUS

      9.1 Certain Defined Terms. For the purposes of this Agreement, the term:

      (a) “Affiliate” means a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first Person, and with respect to a natural person, shall include any child, stepchild, grandchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, and shall include adoptive relationships. “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise. For the avoidance of doubt, each member of the Levy family that is a signatory to this Agreement is deemed to be an Affiliate of Purchaser and Holding for purposes of this Agreement.

      (b) “Board” means the Board of Directors of the Company.

      (c) “business day” shall have the meaning given in Rule 14d-1(g)(3) under the Exchange Act.

      (d) “Governmental Entity” means a court, legislature or other agency or instrumentality or political subdivision of federal, state or local government.

      (e) “Liens” means any mortgage, pledge, lien, charge, restriction, claim or encumbrance of any nature whatsoever, including but not limited to, any restriction on use, transfer, voting, receipt of income or other exercise of any attributes of ownership.

      (f) “Material Adverse Effect” means any effect, condition, circumstance or development having a material adverse effect on the business, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole.

      (g) “Person” means any individual, corporation, joint venture, partnership, limited liability company, trust, unincorporated organization, Governmental Entity or other entity.

      (h) “Subsidiary” means any Person of which the Company, Purchaser or Holding directly or indirectly owns or controls capital stock (or other equity interests) representing more than 50% of the general voting power of such entity under ordinary circumstances.

      9.2 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of the parties at any time prior to the Effective Time with respect to any of the terms contained herein; provided, that (a) after this Agreement is adopted by a vote of the Company’s shareholders pursuant to Section 5.3, if applicable, no such amendment or modification shall be made that reduces the amount, or changes the form, of the Merger Consideration or otherwise materially and adversely affects the rights of the Company’s shareholders hereunder, without the further approval of such shareholders as required under applicable law and (b) the approval of the Special Committee shall be required for any amendment or modification of this Agreement and any extension by the Company of the time for the performance of any obligations or other acts of Holding or Purchaser and any waiver of any of the Company’s rights under this Agreement.

      9.3 Waiver of Compliance; Consents. Any failure of Purchaser, on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by the Company or Purchaser, respectively, only by a written instrument signed by the party granting such waiver (and, in the case of the Company, approved by the Special Committee in accordance with the provisions of Section 9.2(b), if applicable), but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 9.3.

      9.4 Survival of Warranties. None of the representations and warranties made in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement, and none of the Company, Holding, Purchaser, their respective Affiliates and any of the officers, directors, employees or stockholders of any of the foregoing will have any liability whatsoever with respect to any such representation or warranty after such time. This Section 9.4 will not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time and shall have no effect upon any other obligation of the parties hereto, whether to be performed before or after the Closing.

      9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if (a) delivered personally or by overnight courier, (b) mailed by first class, registered or certified mail, return receipt requested, postage prepaid or (c) transmitted by telecopy, and in each case, addressed to the parties at the following addresses (or at such other address for a party as shall be specified by like notice, provided that notices of a change of address shall be effective only upon receipt thereof):

      (a) if to Purchaser or Holding, to

          Ranger Merger Corporation

          c/o NCH Corporation
          2727 Chemsearch Boulevard
          Irving, Texas 75062
          Telecopy: (972) 438-0102
          Attention: Irvin L. Levy

with a copy to

          Debevoise & Plimpton

          919 Third Avenue
          New York, New York 10022
          Telecopy: (212) 909-6836
          Attention: Paul S. Bird, Esq.

      (b) if to the Company, to

          NCH Corporation

          2727 Chemsearch Boulevard
          Irving, Texas 75062
          Telecopy: (972) 438-6864

Attention:	Rawles Fulgham Chairman of Special Committee

with a copy to

          Sullivan & Cromwell

          125 Broad Street
          New York, New York 10004
          Telecopy:  (212) 558-3355

Attention:	James C. Morphy, Esq. Keith A. Pagnani, Esq.

Any notice so addressed shall be deemed to be given (x) three business days after being mailed by first-class, registered or certified mail, return receipt requested, postage prepaid and (y) upon delivery, if transmitted by hand delivery, overnight courier or telecopy.

      9.6 Assignment; Parties in Interest. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (except that Purchaser may assign without the prior written consent of the other parties to Holding or any other direct or indirect wholly-owned Subsidiary of Holding any and all rights and obligations of Purchaser under this Agreement and/or Purchaser’s right to purchase Shares transferred pursuant to the

Offer, provided that any such assignment will not relieve Holding or Purchaser from any of its obligations under this Agreement). Except for Section 5.6, which is intended for the benefit of Indemnified Parties, this Agreement is not intended to confer upon any other person except the parties any rights or remedies under or by reason of this Agreement.

      9.7 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses; provided, however, that all expenses related to printing, filing and mailing the Proxy Statement, if any, and all SEC and other regulatory fees in connection with the Proxy Statement, if any, and the Offering Documents shall be equally shared by the Company and Purchaser.

      9.8 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

      9.9 Governing Law. This Agreement shall be governed by the laws of the State of Delaware without regard to the principles of conflicts of law thereof. The parties hereby irrevocably submit to the jurisdiction of the State and Federal courts located in the State of Delaware with respect to any litigation arising out of this Agreement or interpreting any terms of this Agreement.

      9.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      9.11 Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.

      9.12 Entire Agreement. This Agreement, including Annex A hereto, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements and the understandings between the parties with respect to such subject matter.

      9.13 Severability; Enforcement. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or unenforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provisions will be interpreted to be only so broad as is enforceable.

      9.14 Performance by Purchaser. Whenever a provision under this Agreement requires Purchaser to take action (or refrain from taking an action), including, without limitation, the performance of all of its covenants, obligations and agreements hereunder, such provision shall be deemed to include an obligation on the part of Holding to cause Purchaser to take such action (or refrain from taking such action).

[remainder of this page intentionally left blank]

      IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

NCH CORPORATION

By

/s/ RAWLES FULGHAM
Name: Rawles Fulgham
Title: Chairman of the Special Committee

RANGER MERGER CORPORATION

By

/s/ IRVIN L. LEVY
Name: Irvin L. Levy
Title: President

RANGER HOLDING LLC

By

/s/ IRVIN L. LEVY
Name: Irvin L. Levy
Title: President

With respect to Sections 5.3(a), 5.9, 5.10, 8.2 and 9.6 through 9.13 only:

/s/ IRVIN L. LEVY
Irvin L. Levy

/s/ LESTER A. LEVY, SR.
Lester A. Levy, Sr.

/s/ JOHN I. LEVY
John I. Levy

/s/ LESTER A. LEVY, JR.
Lester A. Levy, Jr.

/s/ ROBERT M. LEVY
Robert M. Levy

/s/ WALTER M. LEVY
Walter M. Levy

/s/ ANN LEVY COX
Ann Levy Cox

ANNEX A

CERTAIN CONDITIONS OF THE OFFER

      Notwithstanding any other provision of the Offer or this Agreement and subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer and may amend or terminate (but, in each case, only in accordance with the terms of this Agreement) the Offer or postpone the acceptance for payment, the purchase of, and/or (subject to any such applicable rules and regulations of the SEC) payment for, Shares if at any time on or after the date of this Agreement and at the time of acceptance for payment for any such Shares (whether or not any Shares shall theretofore have been accepted for payment or paid pursuant to the Offer) any of the following conditions exists:

(a) the Minimum Condition shall not have been satisfied;

(b) financing for the Offer and the Merger shall not have been obtained on terms and conditions reasonably satisfactory to Purchaser taking into consideration the terms set forth in the Debt Commitment Letter;

(c) there shall be pending any action or proceeding by any Governmental Entity or administrative agency before any Governmental Entity, administrative agency or court of competent jurisdiction, domestic or foreign, or there shall be in effect any judgment, decree or order of any Governmental Entity, administrative agency or court of competent jurisdiction, or any other legal restraint, (i) preventing or seeking to prevent consummation of the Offer, the Merger or the other transactions contemplated by this Agreement, (ii) prohibiting or seeking to prohibit or limiting or seeking to limit Purchaser from exercising any material rights and privileges pertaining to the ownership of the Shares or (iii) compelling or seeking to compel any party or any of its Subsidiaries to dispose of or hold separate all or any portion of their business or assets that is material in relation to the consolidated business or assets of any party and their respective Subsidiaries, in each case as a result of the Offer, the Merger or the other transactions contemplated by this Agreement;

(d) there shall have occurred any fact or circumstance that has had or would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(e) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the NYSE or in the over-the-counter market, (ii) an aggregate decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard and Poor’s 500 index from that existing at the close of business on the date hereof, (iii) any declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iv) any material limitation by any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency in the United States (whether or not mandatory) on the extension of credit generally by banks or other financial institutions or (v) any commencement of a war involving the United States or any commencement of armed hostilities or other national or international calamity directly or indirectly involving the United States (other than any hostilities existing as of the date of the Merger Agreement or relating to hostilities existing as of the date of the Merger Agreement) that has had or would reasonably be expected to have a material adverse effect on bank syndication or financial markets in the United States, or in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(f) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to Material Adverse Effect shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made at the time of such determination;

(g) the Company (with the approval of the Special Committee) shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Agreement except for such failures to perform as have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(h) this Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of the Company (with the approval of the Special Committee); or

(i) the Special Committee and/or the Board (with the approval of the Special Committee) shall have withdrawn or modified in any manner adverse to Purchaser its approval or recommendation of this Agreement, the Offer or the Merger;

(j) any material approval, permit, authorization, consent or waiting period of any domestic, foreign or supranational governmental, administrative or regulatory agency (federal, state, local, provincial or otherwise) located or having jurisdiction within the United States or any country or economic region in which either the Company or Purchaser, directly or indirectly, has material assets or operations, shall not have been obtained or satisfied and such failure shall impair the ability of Purchaser to consummate the Offer and the Merger or make the consummation of the Offer and the Merger materially more costly.

(k) there shall have been a subsequent development in the actions that are the subject of the Memorandum of Understanding, dated December 23, 2001, entered into by counsel on behalf of the shareholders named as plaintiffs in such actions and the directors of the Company named as defendants in such actions or the action that is the subject of the Rule 11 Agreement Concerning Abatement of All Proceedings, dated December 23, 2001, entered into by counsel on behalf of the shareholder named in such action and the directors of the Company named in such action or there shall have been instituted any new action or proceeding subsequent to the date hereof that, in each case, would reasonably be expected, individually or in the aggregate, to (i) have a Material Adverse Effect or (ii) make materially more costly (A) the making of the Offer, (B) the purchase of shares pursuant to the Offer or (C) the consummation of the Merger, which, in the reasonable judgment of Purchaser with respect to each and every matter referred to above and regardless of the circumstances (including any action or inaction by Purchaser or any of its Affiliates not inconsistent with the terms hereof) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares or to proceed with the Merger.

      The foregoing conditions are for the sole benefit of Purchaser and may be waived by Purchaser, in whole or in part, at any time and from time to time, in the reasonable discretion of Purchaser. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

Annex B

December 24, 2001

Special Committee of the Board of Directors

NCH Corporation
2727 Chemsearch Boulevard
Irving, Texas 75015

Members of the Special Committee:

      You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock, par value $1.00 per share (the “Shares”), of NCH Corporation (the “Company”) other than Ranger Holding LLC (“Parent”) and its affiliates (Parent and such affiliates are collectively referred to herein as the “Levy Group” and such stockholders of the Company other than the Levy Group are collectively referred to herein as the “Public Stockholders”) of the consideration to be received by such Public Stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of December 24, 2001 (the “Merger Agreement”), among the Company, Parent and Ranger Merger Corporation (“Sub”). The Merger Agreement provides for, among other things, a cash tender offer by Sub to acquire all of the outstanding Shares held by the Public Stockholders at a price of $52.50 per Share, net to the seller in cash (the “Tender Offer”), and for a subsequent merger of Sub with and into the Company (the “Merger”) pursuant to which each remaining outstanding Share of the Company held by the Public Stockholders (other than any such shares owned by the Company and Shares in respect of which appraisal rights have been properly exercised) not purchased in the Tender Offer will be converted into the right to receive $52.50 in cash per Share, net to the seller in cash (the Merger together with the Tender Offer, the “Transaction”). The terms and conditions of the Transaction are set forth in more detail in the Merger Agreement.

      In connection with rendering our opinion, we have reviewed a draft of the Merger Agreement dated December 21, 2001, and for purposes hereof, we have assumed that the final form of this document will not differ in any material respect from the draft provided to us. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of the Company and provided to us for purposes of our analysis, and we have met with management of the Company to review and discuss such information and, among other matters, the Company’s business, operations, assets, financial condition and future prospects.

      We have reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets, and we have reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in the distribution industry specifically, and in other industries generally, that we believe to be reasonably comparable to the Transaction or otherwise relevant to our inquiry. We have also performed such other financial studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

Special Committee of the Board of Directors
NCH Corporation

December 24, 2001

      In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all of the historical financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We have also assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us, and we have assumed that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currency available judgments and estimates of the Company’s management. We express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of the Company, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company, and no such independent valuation or appraisal was provided to us. We also have assumed that the transactions described in the Merger Agreement will be consummated without waiver or modification of any of the material terms or conditions contained therein by any party thereto. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof.

      The Levy Group owns a majority of the outstanding Shares, and you have advised us that representatives of the Levy Group have informed you, and we have assumed for purposes hereof, that the Levy Group is not prepared to consider offers for or to sell its Shares. Accordingly, in the context of our engagement, we were not authorized to and did not solicit third party indications of interest in acquiring all or any part of the Company or its assets, or to pursue any alternative transactions which may be available to the Company. We express no opinion with respect to the values which may have been obtained for the Company in a sale to a third party following an auction process or otherwise.

      We are acting as financial advisor to the Special Committee of the Board of Directors of the Company (the “Special Committee”) in connection with the proposed Transaction and will receive a fee in connection with rendering this opinion.

      In the ordinary course of our business, we may actively trade the debt and equity securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities in accordance with our normal compliance procedures.

      Our opinion addresses only the fairness from a financial point of view to the Public Stockholders of the $52.50 per Share cash consideration to be received by the Public Stockholders pursuant to the Transaction, and we do not express any views on any other terms of the Transaction. Specifically, our opinion does not address the Company’s underlying business decision to effect the transactions contemplated by the Merger Agreement. In addition, our opinion does not address the solvency of the Company or the Parent following consummation of the Transaction, or at any time.

      It is understood that this letter is for the benefit and use of the Special Committee in its consideration of the Transaction, and except for its inclusion in its entirety in any proxy statement required to be circulated to shareholders of the Company relating to the Merger or tender offer recommendation statement on Schedule 14D-9 from the Company to the holders of Shares relating to the Transaction, may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This opinion does not constitute a recommendation to any stockholder with respect to whether such holder should tender Shares pursuant to the Tender Offer or as to how such holder should vote with respect to the Merger, and should not be relied upon by any stockholder as such.

B-2

Special Committee of the Board of Directors
NCH Corporation

December 24, 2001

      Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof, the $52.50 per Share cash consideration to be received by the Public Stockholders pursuant to the Tender Offer and the Merger is fair to the Public Stockholders from a financial point of view.

Very truly yours,

B-3

      Copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates and any other required documents should be sent by each stockholder or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Mellon Investor Services LLC

By Mail: Mellon Investor Services LLC Reorganization Department Post Office Box 3301 South Hackensack, NJ 07606-1901	By Overnight Delivery: Mellon Investor Services LLC 85 Challenger Road Mail Stop – Reorg Ridgefield Park, NJ 07660 Attn: Reorganization Department
By Hand: Mellon Investor Services LLC 120 Broadway – 13th Floor New York, NY 10271 Attn: Reorganization Department	By Facsimile Transmission: (Eligible Institutions only) (201) 296-4293 To Confirm Facsimile Transmissions: (201) 296-4860

      Questions and requests for assistance may be directed to the Information Agent or Dealer Manager at their respective addresses and telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, or other related tender offer materials may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

The Information Agent for the Offer is:

Mellon Investor Services LLC

44 Wall Street – 7th Floor
New York, New York 10005

Call Toll Free: (888) 695-1646

The Dealer Manager for the Offer is:

Deutsche Banc Alex. Brown Inc.

1 South Street
Baltimore, Maryland 21202

Call (410) 895-4631